

1971 Seattle



Embracing our heritage and values while aiming higher than ever.

Starbucks Corporation Fiscal 2012 Annual Report





2012 Mumbai

our loyalty and Card program, and mobile technologies. It is hard to overstate the collective power of Starbucks 54 million Facebook fans, 3 million Twitter followers, 14.6 million loyalty program members, and 7 million users of our mobile applications, who pay this way 2 million times each week. We also gave our customers another quick, mobile way to pay by forging a partnership with Square. We will not stop innovating on this front, where our best-in-class digital reach, and more notably the authentic engagement we ignite daily with millions of consumers online, will continue to drive our core business.

Coffee and connection will always be the heart of Starbucks, yet our ability to reinvigorate our business around that heritage remains an unmatched competitive advantage.

Innovating with Timely Relevance, Courage, and Conviction

Last year also saw significant product innovation around our coffee core, most notably in the $8 billion premium single-cup category.

We reached a true milestone with the launch of the beautiful Verismo® System, a breakthrough technology that heralds the first time customers can make Starbucks® brewed or latte beverages in their homes. This is only the beginning as we embark on a multiyear plan to grow the Verismo brand into the leading platform in the single-cup space, where sales of our other, complementary single-serve offerings are also accelerating. In 2012 Starbucks VIA® Ready Brew sales grew significantly and we shipped nearly 500 million K-Cup® packs, garnering approximately 16 percent of the premium single-cup market.

Through creative new products, we are meeting more of our customers' needs. This summer we introduced Starbucks Refreshers™ beverages, delicious cold energy drinks made with natural green coffee extract, available in cans, as an instant beverage, and handcrafted in our stores. And we continue to delight with seasonal coffee beverages such as Pumpkin Spice and Peppermint Mocha, as well as Starbucks® Blonde roast, which we introduced for the 40-plus percent of U.S. coffee drinkers who prefer a lighter roast.



Meanwhile, three strategic acquisitions are bringing bold upgrades to our food and non-coffee beverage categories. With La Boulange® bakery products, we have begun the transformation of the selection, taste, and quality of the fresh food in our stores. Second, adding Evolution Fresh to our brand portfolio fulfills our commitment to health and wellness, and not just by bringing high-quality premium juices to our customers but by extending the Evolution Fresh brand to an exciting new store concept. With Evolution Fresh™ juice products currently in more than 2,200 Starbucks® stores as well as 1,500 grocery locations, we are on our way toward nationwide distribution.

Finally, with the acquisition of the high-end Teavana brand, we'll apply our competencies in retail operations and hot and cold beverage creation to expand Teavana's 300-store footprint as we reinvent the tea category, in part by bringing tea bars into Teavana stores and applying learnings from our own Tazo brand. Long term, our intent is to significantly grow Teavana's global store presence, transforming tea just as we have transformed coffee.

Our pace of innovation and creativity is rapid, and I assure you that every move is highly strategic and thoughtfully executed as we push for relevant, timely, and disciplined reinvention in our stores, in consumer product channels, and beyond.

Honoring Our Culture's Values and Guiding Principles

More than ever, today's consumers have an interest in and access to what companies stand for—their values. This is nothing new to Starbucks. We've been building a company with a conscience for four decades, and the reservoir of trust we have earned is perhaps our most precious asset. As we continue to execute our Blueprint for Profitable Growth to become a truly performance-driven global organization, we are committed to leading through the lens of humanity, not just when it is convenient or easy. This alone makes our partners incredibly proud.

At Starbucks our aspiration is nothing less than to be among the most enduring brands of our time. I am confident we are on that path, and I thank you for joining us on this journey.



2012, Mumbai, our first store in India



Warm regards,

Howard Schultz
chairman, president
and chief executive officer





1971,
Our first store opens in Seattle's Pike Place Market



Dear Shareholders,

It is an honor to write you this year, not only because we have achieved record financial performance but because we have once again done so by living up to the heritage of our company, balancing profits with a social conscience. Our commitment to creating shareholder value through the lens of humanity is truly a cornerstone of Starbucks global strength, especially as we pursue the most ambitious agenda in our company's history.

Two years ago, we embarked on a strategic plan, the Blueprint for Profitable Growth, in which we would leverage multiple channels of distribution. I am proud to affirm that it is no longer theory but a true growth engine. The measure of our success can be seen in the past year's performance:

Starbucks consolidated global revenues reached a record $13.3 billion, a 14 percent increase, with revenue growth driven by a 7 percent rise in global comparable store sales and a 50 percent rise in revenue from Channel Development. Our operating income was $2 billion, a 16 percent increase, with our consolidated operating margin rising to 15 percent, up 20 basis points from last year.

Starbucks record earnings-per-share growth continued, up 10 percent in 2012 to $1.79 from last year's $1.62. Through share repurchases and dividends, we returned approximately $1.1 billion to shareholders.

While we are proud of our achievements, we have learned never to take our success for granted, which is why three primary attributes will continue to drive our every decision and action. First, we will remain committed to our coffee core. Second, we will exercise relevant, timely, and courageous innovation. And third, we will ceaselessly honor our values. I firmly believe that the ability to adhere to these attributes is what defines the most enduring organizations of our time, and as I share them with you in the context of highlights from Starbucks past year, I think you will agree that they are key to our ongoing success.

Staying True to Our Core Purpose and Capabilities as We Grow

We will always be a coffee company whose core business is to ethically source and roast the highest-quality *arabica* coffee in the world, as we simultaneously create authentic connections with our customers and the communities we serve. I assure you we are not deviating from this purpose but rather enhancing it with extreme diligence.

Scaling the Starbucks Experience. Today, 42 years after opening our first store in Seattle, Starbucks operates in 61 countries, and we recently had our most successful launch ever, in India. I was in Mumbai when our doors opened, and I personally witnessed, with our fantastic business partner in India, Tata Global Beverages, the unabashed affection and demand for Starbucks, a definitive signal that our brand is resonating around the world.

In the China and Asia Pacific region in 2012, we once again posted strong annual returns, including 11 consecutive quarters of double-digit comparable store sales growth. This success showcases how—with nearly 3,300 stores, plus hundreds more planned throughout Asia Pacific—we are mastering the transferable ability to scale our brand's core attributes and expertise, while respecting and reflecting regional customs and cultures so we may be locally relevant. When we strike this delicate balance, we establish trust, which ensures the company has opportunities for continued growth everywhere we do business. That includes the 36 countries in EMEA, where revenues grew 9 percent last year and where we continue to apply lessons of the past to reconnect with our customers in this economically challenged but important region.

As the equity of our brand thrives around the world, we anticipate having 20,000 stores on six continents by 2014. Additionally, over the next five years, we plan to open 3,000 new stores in the Americas region alone. Unlike a period in our past, I assure you that our growth today is highly disciplined.

Strengthening Connections. As always, our 200,000 partners (employees) are working hard, crafting perfect beverages, and fostering the personal relationships with customers that distinguish our brand. As consumer behavior continues to shift, we are further translating our connective spirit beyond the walls of our stores by leveraging a combination of social and digital media,

Fiscal 2012 Financial Highlights

Net Revenues (in Billions)



Comparable Store Sales Growth
(Company-Operated Stores Open 13 Months or Longer)



Operating Income (in Millions)



Operating Margin



Earnings per Diluted Share



Operating Cash Flow & Capital Expenditures
(in Millions)



* 2010 comparable store sales growth was calculated excluding the additional week in September 2010.

** Non-GAAP measure. Excludes $339, $332 and $53 million in pretax restructuring and transformation charges in 2008, 2009 and 2010, respectively. Also excludes a benefit from the 53rd week in 2010 of approximately $59 million and a gain on the sale of properties in 2011 of $30 million.

*** 2011 excludes $0.10 of gain resulting from the acquisition of the company's joint venture operations in Switzerland and Austria and the gain on the sale of properties.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 0-20322

Starbucks Corporation

(Exact Name of Registrant as Specified in its Charter)



Washington	**91-1325671**
(State of Incorporation)	*(IRS Employer ID)*

2401 Utah Avenue South, Seattle, Washington 98134
(206) 447-1575
(Address of principal executive offices, zip code, telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on March 30, 2012 as reported on the NASDAQ Global Select Market was $41 billion. As of November 9, 2012, there were 743.6 million shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's Annual Meeting of Shareholders to be held on March 20, 2013 have been incorporated by reference into Part III of this Annual Report on Form 10-K.

STARBUCKS CORPORATION

Form 10-K

For the Fiscal Year Ended September 30, 2012

TABLE OF CONTENTS

PART I

Item 1	Business	2
Item 1A	Risk Factors	10
Item 1B	Unresolved Staff Comments	17
Item 2	Properties	17
Item 3	Legal Proceedings	17
Item 4	Mine Safety Disclosures	18

PART II

Item 5	Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	19
Item 6	Selected Financial Data	22
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	49
Item 8	Financial Statements and Supplementary Data	50
	Report of Independent Registered Public Accounting Firm	89
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	90
Item 9A	Controls and Procedures	90
Item 9B	Other Information	92

PART III

Item 10	Directors, Executive Officers and Corporate Governance	93
Item 11	Executive Compensation	93
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	93
Item 13	Certain Relationships and Related Transactions, and Director Independence	93
Item 14	Principal Accountant Fees and Services	93

PART IV

Item 15	Exhibits, Financial Statement Schedules	94
SIGNATURES		95
INDEX TO EXHIBITS		97

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks" or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Annual Report on Form 10-K and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. *Business*

General

Starbucks is the premier roaster, marketer and retailer of specialty coffee in the world, operating in 60 countries. Formed in 1985, Starbucks Corporation's common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "SBUX." We purchase and roast high-quality coffees that we sell, along with handcrafted coffee, tea and other beverages and a variety of fresh food items, through company-operated stores. We also sell a variety of coffee and tea products and license our trademarks through other channels such as licensed stores, grocery and national foodservice accounts. In addition to our flagship Starbucks brand, our portfolio also includes Tazo® Tea, Seattle's Best Coffee®, Starbucks VIA® Ready Brew, Starbucks Refreshers™ beverages, Evolution Fresh™, La Boulange bakery brand and the Verismo™ System by Starbucks.

Our objective is to maintain Starbucks standing as one of the most recognized and respected brands in the world. To achieve this goal, we are continuing the disciplined expansion of our global store base. In addition, by leveraging the experience gained through our traditional store model, we continue to offer consumers new coffee products in a variety of forms, across new categories, and through diverse channels. Starbucks Global Responsibility strategy and commitments related to coffee and the communities we do business in, as well as our focus on being an employer of choice, are also key complements to our business strategies.

In this Annual Report on Form 10-K ("10-K" or "Report") for the fiscal year ended September 30, 2012 ("fiscal 2012"), Starbucks Corporation (together with its subsidiaries) is referred to as "Starbucks," the "Company," "we," "us" or "our."

Segment Financial Information

Segment information is prepared on the same basis that our management reviews financial information for operational decision-making purposes. Beginning with the first quarter of fiscal 2012, we redefined our reportable operating segments to align with the three-region leadership and organizational structure of our retail business that took effect at the beginning of fiscal 2012.

The three-region structure includes: 1) Americas, inclusive of the US, Canada, and Latin America; 2) Europe, Middle East, and Africa, collectively referred to as the "EMEA" region; and 3) China / Asia Pacific ("CAP"). Our chief executive officer, who is our chief operating decision maker, manages these businesses, evaluates financial results, and makes key operating decisions based on the new organizational structure. Accordingly, beginning with the first quarter of fiscal 2012, we revised our reportable operating segments from 1) US, 2) International, and 3) Global Consumer Products Group to the following four reportable segments: 1) Americas, 2) EMEA, 3) CAP, and 4) Global Consumer Products Group. In the second quarter of fiscal 2012, we renamed our Global Consumer Products Group segment "Channel Development." Segment revenues as a percentage of total net revenues for fiscal year 2012 were as follows: Americas (75%), EMEA (9%), CAP (5%), and Channel Development (10%).

Concurrent with the change in reportable operating segments, we revised our prior period financial information to reflect comparable financial information for the new segment structure. Historical financial information presented herein reflects this change.

The Americas, EMEA, and CAP segments include both company-operated and licensed stores. Our Americas segment is our most mature business and has achieved significant scale. Certain markets within EMEA and CAP operations are in the early stages of development and require a more extensive support organization, relative to the current levels of revenue and operating income, than the Americas operations. The Americas and EMEA segments also include foodservice accounts, primarily in Canada and the UK. Our Americas segment also includes the retail and wholesale activities of Bay Bread, LLC (doing business as La Boulange), which was acquired in the fourth quarter of fiscal 2012.

Our Channel Development segment includes whole bean and ground coffees, premium Tazo® teas, Starbucks VIA® Ready Brew, Starbucks® coffee and Tazo® tea K-Cup® portion packs, a variety of ready-to-drink beverages, such as Starbucks Refreshers™ beverages, and other branded products sold worldwide through channels such as grocery stores, warehouse clubs, convenience stores, and US foodservice accounts.

Seattle's Best Coffee is reported in "Other" along with Evolution Fresh, Digital Ventures and unallocated corporate expenses that pertain to corporate administrative functions that support our operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments. The Other category comprised approximately 1% of total net revenues.

Financial information for Starbucks reportable operating segments and Other is included in Note 17 to the consolidated financial statements included in Item 8 of this 10-K.

Revenue Components

We generate our revenues through company-operated stores, licensed stores, consumer packaged goods ("CPG") and foodservice operations.

Company-operated and Licensed Store Summary as of September 30, 2012

	Americas	As a% of Total Americas Stores	EMEA	As a% of Total EMEA Stores	CAP	As a% of Total CAP Stores	Total	As a% of Total Stores
Company-operated stores	7,857	61%	882	47%	666	20%	9,405	52%
Licensed stores	5,046	39%	987	53%	2,628	80%	8,661	48%
Total	**12,903**	**100%**	**1,869**	**100%**	**3,294**	**100%**	**18,066**	**100%**

The mix of company-operated versus licensed stores in a given market will vary based on several factors, including the ability to access desirable local retail space, the complexity and expected ultimate size of the market for Starbucks, and the ability to leverage the support infrastructure in an existing geographic region.

Company-operated Stores

Revenue from company-operated stores accounted for 79% of total net revenues during fiscal 2012. Our retail objective is to be the leading retailer and brand of coffee in each of our target markets by selling the finest quality coffee and related products, and by providing each customer a unique *Starbucks Experience*. The *Starbucks Experience* is built upon superior customer service as well as clean and well-maintained company-operated stores that reflect the personalities of the communities in which they operate, thereby building a high degree of customer loyalty.

Our strategy for expanding our global retail business is to increase our market share in a disciplined manner, by selectively opening additional stores in new and existing markets, as well as increasing sales in existing stores, to support our long-term strategic objective to maintain Starbucks standing as one of the most recognized and respected brands in the world. Store growth in specific existing markets will vary due to many factors, including the maturity of the market.

The following is a summary of total company-operated store data for the periods indicated:

	Net Stores Opened (Closed) During the Fiscal Year Ended[1]		Stores Open as of	
	Sep 30, 2012	Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
Americas:				
US	161	(2)	6,866	6,705
Canada	42	37	878	836
Chile	6	5	41	35
Brazil	25	5	53	28
Puerto Rico	—	(2)	19	19
Total Americas	234	43	7,857	7,623
EMEA:				
UK	(7)	5	593	600
Germany	7	8	157	150
France	5	8	67	62
Switzerland	4	—	50	46
Austria	—	2	12	12
Netherlands	1	2	3	2
Total EMEA	10	25	882	872
CAP:				
China	130	58	408	278
Thailand	14	8	155	141
Singapore	8	8	80	72
Australia	2	(1)	23	21
Total CAP	154	73	666	512
Total company-operated	**398**	**141**	**9,405**	**9,007**

(1) Store openings are reported net of closures. In the Americas, 279 and 100 company-operated stores were opened during 2012 and 2011, respectively, and 45 and 57 stores were closed during 2012 and 2011, respectively. In EMEA, 27 and 41 company-operated stores were opened during 2012 and 2011, respectively, and 17 and 16 stores were closed during 2012 and 2011, respectively. In CAP, 161 and 87 company-operated stores were opened during 2012 and 2011, respectively, and 7 and 14 stores were closed during 2012 and 2011, respectively.

Starbucks company-operated stores are typically located in high-traffic, high-visibility locations. Our ability to vary the size and format of our stores allows us to locate them in or near a variety of settings, including downtown and suburban retail centers, office buildings, university campuses, and in select rural and off-highway locations. To provide a greater degree of access and convenience for non-pedestrian customers, we continue to selectively expand development of drive-thru stores.

Starbucks stores offer a choice of regular and decaffeinated coffee beverages, a broad selection of Italian-style espresso beverages, cold blended beverages, iced shaken refreshment beverages, a selection of premium Tazo® teas, distinctively packaged roasted whole bean and ground coffees, a variety of Starbucks VIA® Ready Brew soluble coffees, Starbucks® coffee and Tazo® tea K-Cup® portion packs, Starbucks Refreshers™ beverages, juices and bottled water. Starbucks stores also offer an assortment of fresh food items, including selections

focusing on high-quality ingredients, nutritional value and great flavor. Food items include pastries, prepared breakfast and lunch sandwiches, oatmeal and salads. A focused selection of beverage-making equipment and accessories are also sold in our stores. Each Starbucks store varies its product mix depending upon the size of the store and its location. To complement the in-store experience, our US company-operated Starbucks stores also provide customers free access to wireless internet.

Retail sales mix by product type for company-operated stores:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Beverages	75%	75%	75%
Food	19%	19%	19%
Packaged and single serve coffees	4%	4%	4%
Coffee-making equipment and other merchandise	2%	2%	2%
Total	100%	100%	100%

Starbucks Card

The Starbucks stored value card program is designed to increase customer loyalty and the frequency of store visits by cardholders. Starbucks Cards are accepted at company-operated and most licensed stores in North America. The cards are also accepted at a number of international locations. Customers who register their cards in the US, Canada, and certain other countries are enrolled in the My Starbucks Rewards™ program and can receive various benefits depending on the number of Stars earned in a 12-month period.

Licensed Stores

Product sales to and royalty and license fee revenues from our licensed stores accounted for 9% of total revenues in fiscal 2012. In our licensed store operations, we leverage the expertise of our local partners and share our operating and store development experience. Licensees provide improved, and at times the only, access to desirable retail space. Most licensees are prominent retailers with in-depth market knowledge and access. As part of these arrangements, we receive royalties and license fees and sell coffee, tea and related products for resale in licensed locations. Employees working in licensed retail locations are required to follow our detailed store operating procedures and attend training classes similar to those given to employees in company-operated stores. For our Seattle's Best Coffee brand, we use various forms of licensing, including traditional franchising.

Starbucks total licensed stores by country as of September 30, 2012 are as follows:

Americas		Europe/Middle East/Africa		China / Asia Pacific	
US	4,262	Turkey	171	Japan	965
Mexico	356	UK	168	South Korea	467
Canada	303	United Arab Emirates	99	China	292
Other	125	Spain	78	Taiwan	271
		Kuwait	65	Philippines	201
		Saudi Arabia	64	Malaysia	134
		Russia	60	Indonesia	133
		Greece	42	Hong Kong	131
		Other	240	New Zealand	34
Total	5,046	Total	987	Total	2,628

In the Americas, 351 and 296 licensed stores were opened during 2012 and 2011, respectively, and 81 and 564 licensed stores were closed during 2012 and 20 11, respectively. The 564 licensed stores that were closed in the Americas during fiscal 2011 include 475 Seattle's Best Coffee locations in Borders Bookstores. In EMEA, 139 and 111 licensed stores were opened during 2012 and 2011, respectively, and 38 and 32 licensed stores were closed during 2012 and 2011, respectively. In CAP, 354 and 264 licensed stores were opened during 2012 and 2011, respectively, and 60 and 71 licensed stores were closed during 2012 and 2011, respectively.

Consumer Packaged Goods

Consumer packaged goods includes both domestic and international sales of packaged coffee and tea as well as a variety of ready-to-drink beverages and single-serve coffee and tea products to grocery, warehouse club and specialty retail stores. It also includes revenues from product sales to and licensing revenues from manufacturers that produce and market Starbucks and Seattle's Best Coffee branded products through licensing agreements. Revenues from sales of consumer packaged goods comprised 8% of total net revenues in fiscal 2012.

Foodservice

Revenues from foodservice accounts comprised 4% of total net revenues in fiscal 2012. We sell Starbucks® and Seattle's Best Coffee® whole bean and ground coffees, a selection of premium Tazo® teas, Starbucks VIA® Ready Brew, and other coffee and tea related products to institutional foodservice companies that service business and industry, education, healthcare, office coffee distributors, hotels, restaurants, airlines and other retailers. We also sell our Seattle's Best Coffee® through arrangements with national accounts. The majority of the sales in this channel come through national broadline distribution networks with SYSCO Corporation, US Foodservice™, and other distributors.

Product Supply

Starbucks is committed to selling only the finest whole bean coffees and coffee beverages. To ensure compliance with our rigorous coffee standards, we control coffee purchasing, roasting and packaging, and the global distribution of coffee used in our operations. We purchase green coffee beans from multiple coffee-producing regions around the world and custom roast them to our exacting standards, for our many blends and single origin coffees.

The price of coffee is subject to significant volatility. Although most coffee trades in the commodity market, high-altitude *arabica* coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a premium

above the "C" coffee commodity price. Both the premium and the commodity price depend upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions. Price is also impacted by trading activities in the *arabica* coffee futures market, including hedge funds and commodity index funds. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies.

We buy coffee using fixed-price and price-to-be-fixed purchase commitments, depending on market conditions, to secure an adequate supply of quality green coffee. Price-to-be-fixed contracts are purchase commitments whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore the price, at which the base "C" coffee commodity price component will be fixed has not yet been established. For these types of contracts, either Starbucks or the seller has the option to select a date on which to "fix" the base "C" coffee commodity price prior to the delivery date. Until prices are fixed, we estimate the total cost of these purchase commitments. Total green coffee purchase commitments as of September 30, 2012 were $854 million, comprised of $557 million under fixed-price contracts and an estimated $297 million under price-to-be-fixed contracts. As of September 30, 2012, approximately $125 million of our price-to-be-fixed contracts were effectively fixed through the use of futures contracts. All price-to-be-fixed contracts as of September 30, 2012 were at the Company's option to fix the base "C" coffee commodity price component. Total purchase commitments, together with existing inventory, are expected to provide an adequate supply of green coffee through fiscal 2013.

We depend upon our relationships with coffee producers, outside trading companies and exporters for our supply of green coffee. We believe, based on relationships established with our suppliers, the risk of non-delivery on such purchase commitments is remote.

To help ensure sustainability and future supply of high-quality green coffees and to reinforce our leadership role in the coffee industry, Starbucks operates Farmer Support Centers in six countries. The Farmer Support Centers are staffed with agronomists and sustainability experts who work with coffee farming communities to promote best practices in coffee production designed to improve both coffee quality and yields.

In addition to coffee, we also purchase significant amounts of dairy products, particularly fluid milk, to support the needs of our company-operated stores. For our largest markets, the US, Canada and the UK, we purchase substantially all of our fluid milk requirements from eight dairy suppliers. We believe, based on relationships established with these suppliers, that the risk of non-delivery of sufficient fluid milk to support our stores is remote.

Products other than whole bean coffees and coffee beverages sold in Starbucks stores include Evolution Fresh™ juices and a number of ready-to-drink beverages that are purchased from several specialty suppliers, usually under long-term supply contracts. Food products, such as pastries, breakfast sandwiches and lunch items, are purchased from national, regional and local sources. We also purchase a broad range of paper and plastic products, such as cups and cutlery, from several companies to support the needs of our retail stores as well as our manufacturing and distribution operations. We believe, based on relationships established with these suppliers and manufacturers, that the risk of non-delivery of these items is remote.

Competition

Our primary competitors for coffee beverage sales are quick-service restaurants and specialty coffee shops. In almost all markets in which we do business, there are numerous competitors in the specialty coffee beverage business. We believe that our customers choose among specialty coffee retailers primarily on the basis of product quality, service and convenience, as well as price. We continue to experience direct competition from large competitors in the US quick-service restaurant sector and the US ready-to-drink coffee beverage market. We also continue to face competition from well-established companies in many international markets.

Our coffee and tea products sold through our Channel Development segment compete directly against specialty coffees and teas sold through supermarkets, club stores and specialty retailers and compete indirectly against all other coffees and teas on the market. Starbucks also faces competition from both restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

Patents, Trademarks, Copyrights and Domain Names

Starbucks owns and has applied to register numerous trademarks and service marks in the US and in additional countries throughout the world. Some of our trademarks, including Starbucks, the Starbucks logo, Seattle's Best Coffee, Frappuccino, Starbucks VIA and Tazo are of material importance. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.

We own numerous copyrights for items such as product packaging, promotional materials, in-store graphics and training materials. We also hold patents on certain products, systems and designs. In addition, Starbucks has registered and maintains numerous Internet domain names, including "Starbucks.com", "Starbucks.net", and "Seattlesbest.com."

Seasonality and Quarterly Results

Our business is subject to seasonal fluctuations, including fluctuations resulting from the holiday season. Cash flows from operations are considerably higher in the first fiscal quarter than the remainder of the year. This is largely driven by cash received as Starbucks Cards are purchased and loaded during the holiday season. Since revenues from Starbucks Cards are recognized upon redemption and not when purchased, seasonal fluctuations on the consolidated statements of earnings are much less pronounced. Quarterly results can also be affected by the timing of the opening of new stores and the closing of existing stores. For these reasons, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Employees

Starbucks employed approximately 160,000 people worldwide as of September 30, 2012. In the US, Starbucks employed approximately 120,000 people, with 113,000 in company-operated stores and the remainder in support facilities, store development, and roasting and warehousing operations. Approximately 40,000 employees were employed outside of the US, with 38,000 in company-operated stores and the remainder in regional support facilities and roasting and warehousing operations. The number of Starbucks employees represented by unions is not significant. We believe our current relations with our employees are good.

Executive officers of the registrant

Name	Age	Position
Howard Schultz	59	chairman, president and chief executive officer
Cliff Burrows	53	president, Starbucks Coffee Americas and US
John Culver	52	president, Starbucks Coffee China and Asia Pacific
Jeff Hansberry	48	president, Channel Development and Emerging Brands
Michelle Gass	44	president, Starbucks Coffee EMEA
Troy Alstead	49	chief financial officer and chief administrative officer
Lucy Lee Helm	55	executive vice president, general counsel and secretary

Howard Schultz is the founder of Starbucks and serves as the chairman, president and chief executive officer. Mr. Schultz has served as chairman of the board since Starbucks inception in 1985 and he resumed his role as president and chief executive officer in January 2008. From June 2000 to February 2005, Mr. Schultz held the title of chief global strategist. From November 1985 to June 2000, he served as chief executive officer. From November 1985 to June 1994, Mr. Schultz also served as president.

Cliff Burrows joined Starbucks in April 2001 and has served as president, Starbucks Coffee Americas and US since October 2011. From March 2008 to October 2011, Mr. Burrows served as president, Starbucks Coffee US. He served as president, Europe, Middle East and Africa (EMEA) from April 2006 to March 2008. He served as vice president and managing director, UK prior to April 2006. Prior to joining Starbucks, Mr. Burrows served in various management positions with Habitat Designs Limited, a furniture and housewares retailer.

John Culver joined Starbucks in August 2002 and has served as president, Starbucks Coffee China and Asia Pacific since October 2011. From December 2009 to October 2011, he served as president, Starbucks Coffee International. Mr. Culver served as executive vice president; president, Global Consumer Products, Foodservice and Seattle's Best Coffee from February 2009 to September 2009, and then as president, Global Consumer Products and Foodservice from October 2009 to November 2009. He previously served as senior vice president; president, Starbucks Coffee Asia Pacific from January 2007 to February 2009, and vice president; general manager, Foodservice from August 2002 to January 2007.

Jeff Hansberry joined Starbucks in June 2010 and has served as president, Channel Development and Emerging Brands since June 2012. From October 2011 to June 2012, he served as president, Channel Development and president, Seattle's Best Coffee. From June 2010 to October 2011, he served as president, Global Consumer Products and Foodservice. Prior to joining Starbucks, Mr. Hansberry served as vice president and general manager, Popular BU for E. & J. Gallo Winery, a family-owned winery, from November 2008 to May 2010. From September 2007 to November 2008, Mr. Hansberry served as vice president and general manager, Value BU, and from April 2005 to August 2007, he served as vice president and general manager Asia, for E. & J. Gallo Winery. Prior to E. & J. Gallo, Mr. Hansberry held various positions with Procter & Gamble.

Michelle Gass joined Starbucks in 1996 and has served as president, Starbucks Coffee EMEA since October 2011. From September 2009 to October 2011, she served as president, Seattle's Best Coffee. Ms. Gass served as senior vice president, Marketing and Category from July 2008 to November 2008, and then as executive vice president, Marketing and Category from December 2008 to September 2009. Ms. Gass previously served as senior vice president, Global Strategy, Office of the ceo from January 2008 to July 2008, senior vice president, Global Product and Brand from August 2007 to January 2008 and senior vice president, U.S. Category Management from May 2004 to August 2007. Ms. Gass served in a number of other positions with Starbucks prior to 2004.

Troy Alstead joined Starbucks in 1992 and has served as chief financial officer and chief administrative officer since November 2008. Mr. Alstead previously served as chief operating officer, Starbucks Greater China from April 2008 to October 2008, senior vice president, Global Finance and Business Operations from August 2007 to April 2008, and senior vice president, Corporate Finance from September 2004 to August 2007. Mr. Alstead served in a number of other senior positions with Starbucks prior to 2004.

Lucy Lee Helm joined Starbucks in September 1999 and has served as executive vice president, general counsel and secretary since May 2012. She served as senior vice president and deputy general counsel from October 2007 to April 2012 and served as interim general counsel and secretary from April 2012 to May 2012. Ms. Helm previously served as vice president, assistant general counsel from June 2002 to September 2007 and as director, corporate counsel from September 1999 to May 2002. During her tenure at Starbucks, Ms. Helm has led various teams of the Starbucks legal department, including the Litigation and Brand protection team, the Global Business (Commercial) team and the Litigation and Employment team. Prior to joining Starbucks, Ms. Helm was a principal at the Seattle law firm of Riddell Williams P.S. from 1990 to 1999, where she was a trial lawyer specializing in commercial, insurance coverage and environmental litigation.

There are no family relationships among any of our directors or executive officers.

Global Responsibility

We are committed to being a deeply responsible company in the communities where we do business around the world. Our focus is on ethically sourcing high-quality coffee, reducing our environmental impacts and contributing positively to communities. Starbucks Global Responsibility strategy and commitments are integral to our overall business strategy. As a result, we believe we deliver benefits to our stakeholders, including employees, business partners, customers, suppliers, shareholders, community members and others. For an overview of Starbucks Global Responsibility strategy and commitments, please visit www.starbucks.com.

Available Information

Starbucks 10-K reports, along with all other reports and amendments filed with or furnished to the Securities and Exchange Commission ("SEC"), are publicly available free of charge on the Investor Relations section of our website at investor.starbucks.com or at www.sec.gov as soon as reasonably practicable after these materials are filed with or furnished to the SEC. Our corporate governance policies, code of ethics and Board committee charters and policies are also posted on the Investor Relations section of Starbucks website at investor.starbucks.com. The information on our website is not part of this or any other report Starbucks files with, or furnishes to, the SEC.

Item 1A. *Risk Factors*

You should carefully consider the risks described below. If any of the risks and uncertainties described in the cautionary factors described below actually occurs, our business, financial condition and results of operations, and the trading price of our common stock could be materially and adversely affected. Moreover, we operate in a very competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all these factors on our business, financial condition or results of operation.

- ***Our financial condition and results of operations are sensitive to, and may be adversely affected by, a number of factors, many of which are largely outside our control.***

Our operating results have been in the past and will continue to be subject to a number of factors, many of which are largely outside our control. Any one or more of the factors set forth below could adversely impact our business, financial condition and/or results of operations:

- lower customer traffic or average value per transaction, which negatively impacts comparable store sales, net revenues, operating income, operating margins and earnings per share, due to:
  - the impact of initiatives by competitors and increased competition generally;
  - customers trading down to lower priced products within Starbucks, and/or shifting to competitors with lower priced products;
  - lack of customer acceptance of new products or price increases necessary to cover costs of new products and/or higher input costs;
  - unfavorable general economic conditions in the markets in which we operate that adversely affect consumer spending;
  - declines in general consumer demand for specialty coffee products; or
  - adverse impacts resulting from negative publicity regarding our business practices or the health effects of consuming our products;
- cost increases that are either wholly or partially beyond our control, such as:
  - commodity costs for commodities that can only be partially hedged, such as fluid milk and high-quality *arabica* coffee;

- labor costs such as increased health care costs, general market wage levels and workers' compensation insurance costs;
- adverse outcomes of current or future litigation; or
- construction costs associated with new store openings and remodeling of existing stores;

- any material interruption in our supply chain beyond our control, such as material interruption of roasted coffee supply due to the casualty loss of any of our roasting plants or the failures of third-party suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, or trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions;
- delays in store openings for reasons beyond our control, or a lack of desirable real estate locations available for lease at reasonable rates, either of which could keep us from meeting annual store opening targets and, in turn, negatively impact net revenues, operating income and earnings per share;
- the degree to which we enter into, maintain, develop, and are able to negotiate appropriate terms and conditions, and enforce, commercial and other agreements;
- the impact on our business, especially in our larger or fast growing markets, due to labor discord, war, terrorism (including incidents targeting us), political instability, boycotts, social unrest, and natural disasters, including health pandemics that lead to avoidance of public places or restrictions on public gatherings such as in our stores or cause a material disruption in our supply chain; and
- deterioration in our credit ratings, which could limit the availability of additional financing and increase the cost of obtaining financing.

- ***Economic conditions in the US and certain international markets could adversely affect our business and financial results.***

As a retailer that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in macro-economic conditions. Our customers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, increased fuel and energy costs, higher interest rates, higher taxes, reduced access to credit and lower home prices. Any resulting decreases in customer traffic and/or average value per transaction will negatively impact our financial performance as reduced revenues result in sales de-leveraging which creates downward pressure on margins. There is also a risk that if negative economic conditions persist for a long period of time or worsen, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

- ***We may not be successful in implementing important strategic initiatives, which may have an adverse impact on our business and financial results.***

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. These strategic initiatives are designed to improve our results of operations and drive long-term shareholder value, and include:

- successfully leveraging Starbucks brand portfolio outside the company-operated store base, including our increased focus on international licensed stores;
- focusing on relevant product innovation and profitable new growth platforms;
- continuing to accelerate the growth of our Channel Development business;
- balancing disciplined global store growth and existing store renovation while meeting target store-level unit economics in a given market;
- timely completing certain supply chain capacity expansion initiatives, including increased roasting capacity and construction of a new soluble products plant and a new Evolution Fresh™ plant; and
- executing a multi-channel advertising and marketing campaign to effectively communicate our message directly to Starbucks consumers and employees.

- ***We face intense competition in each of our channels and markets, which could lead to reduced profitability.***

The specialty coffee market is intensely competitive, including with respect to product quality, service, convenience, and price, and we face significant competition in each of our channels and markets. Accordingly, we do not have leadership positions in all channels and markets. In the US, the ongoing focus by large competitors in the quick-service restaurant sector on selling high-quality specialty coffee beverages could adversely affect our sales and results of operations. Similarly, continued competition from well-established competitors in our international markets could hinder growth and adversely affect our sales and results of operations in those markets. Increased competition in the US packaged coffee and tea and single-serve and ready-to-drink coffee beverage markets, including from new and large entrants to this market, could adversely affect the profitability of the Channel Development segment.

- ***We are highly dependent on the financial performance of our Americas operating segment.***

Our financial performance is highly dependent on our Americas operating segment, as it comprised approximately 75% of consolidated total net revenues in fiscal 2012. If revenue trends slow or decline, our business and financial results could be adversely affected, and because the Americas segment is relatively mature and produces the large majority of our operating cash flows, could result in reduced cash flows for funding the expansion of our international business and for returning cash to shareholders.

- ***We are increasingly dependent on the success of our EMEA and CAP operating segments in order to achieve our growth targets.***

Our future growth increasingly depends on the growth and sustained profitability of our EMEA and CAP operating segments. Some or all of our international market business units ("MBUs"), which we generally define by the countries in which they operate, may not be successful in their operations or in achieving expected growth, which ultimately requires achieving consistent, stable net revenues and earnings. The performance of these international operations may be adversely affected by economic downturns in one or more of our large MBUs. In particular, our Japan, UK, and China MBUs account for a significant portion of the net revenue and earnings of our EMEA and CAP segments and a decline in the performance of any of these MBUs could have a material adverse impact on the results of our international operations.

Additionally, some factors that will be critical to the success of the EMEA and CAP segments are different than those affecting our US stores and licensees. Tastes naturally vary by region, and consumers in some MBUs may not embrace our products to the same extent as consumers in the US or other international markets. Occupancy costs and store operating expenses can be higher internationally than in the US due to higher rents for prime store locations or costs of compliance with country-specific regulatory requirements. Because many of our international operations are in an early phase of development, operating expenses as a percentage of related revenues are often higher compared to more developed operations, such as in the US. Additionally, our international joint venture partners or licensees may face capital constraints or other factors that may limit the speed at which they are able to expand and develop in a certain market.

Our international operations are also subject to additional inherent risks of conducting business abroad, such as:

- foreign currency exchange rate fluctuations, or requirements to transact in specific currencies;
- changes or uncertainties in economic, legal, regulatory, social and political conditions in our markets;
- interpretation and application of laws and regulations;
- restrictive actions of foreign or US governmental authorities affecting trade and foreign investment, especially during periods of heightened tension between the US and such foreign governmental authorities, including protective measures such as export and customs duties and tariffs, government intervention favoring local competitors, and restrictions on the level of foreign ownership;
- import or other business licensing requirements;
- the enforceability of intellectual property and contract rights;

- limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new US and international regulations;
- in developing economies, the growth rate in the portion of the population achieving targeted levels of disposable income may not be as fast as we forecast;
- difficulty in staffing, developing and managing foreign operations and supply chain logistics, including ensuring the consistency of product quality and service, due to distance, language and cultural differences, as well as challenges in recruiting and retaining high quality employees in local markets;
- local laws that make it more expensive and complex to negotiate with, retain or terminate employees;
- delays in store openings for reasons beyond our control, competition with locally relevant competitors or a lack of desirable real estate locations available for lease at reasonable rates, any of which could keep us from meeting annual store opening targets and, in turn, negatively impact net revenues, operating income and earnings per share; and
- disruption in energy supplies affecting our markets.

Moreover, many of the foregoing risks are particularly acute in developing countries, which are important to our long-term growth prospects.

- ***Increases in the cost of high-quality* arabica *coffee beans or other commodities or decreases in the availability of high-quality* arabica *coffee beans or other commodities could have an adverse impact on our business and financial results.***

We purchase, roast, and sell high-quality whole bean *arabica* coffee beans and related coffee products. The price of coffee is subject to significant volatility and, although coffee prices have come down from their near-record highs of 2011, they are still above the historical average price of coffee and may again increase significantly due to factors described below. The high-quality *arabica* coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality *arabica* coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, including weather, natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality *arabica* coffee beans could have an adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have an adverse impact on our profitability.

In addition to coffee, we also purchase significant amounts of dairy products, particularly fluid milk, to support the needs of our company-operated retail stores. Although less material to our operations than coffee or dairy, other commodities including but not limited to those related to food inputs and energy, are important to our operations. Increases in the cost of dairy products and other commodities could have an adverse impact on our profitability.

- ***Our success depends substantially on the value of our brands and failure to preserve their value could have a negative impact on our financial results.***

We believe we have built an excellent reputation globally for the quality of our products, for delivery of a consistently positive consumer experience and for our corporate social responsibility programs. The Starbucks brand has been highly rated in several global brand value studies. To be successful in the future, particularly outside of US, where the Starbucks brand and our other brands are less well-known, we believe we must preserve, grow and leverage the value of our brands across all sales channels. Brand value is based in part on consumer perceptions on a variety of subjective qualities. Even isolated business incidents that erode consumer trust, such as contaminated food, recalls or privacy breaches, particularly if the incidents receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results. Consumer demand for our products and our brand equity could diminish significantly if we or our licensees fail to preserve the quality of our products, are perceived to act in an unethical or socially irresponsible manner or fail to deliver a consistently positive consumer experience in each of our markets. Additionally, inconsistent uses of our brand and other of our intellectual property assets, as well as failure to protect our intellectual property, including from unauthorized uses of our brand or other of our intellectual property assets, can erode consumer trust and our brand value and have a negative impact on our financial results.

- ***Our business depends in large part on the success of our business partners and suppliers, and our brand and reputation may be harmed by actions taken by third parties that are outside of our control.***

Our business strategy, including our plans for new stores, foodservice, branded products and other initiatives, relies significantly on a variety of business partners, and licensee and partnership relationships, particularly in our international markets. Licensees are often authorized to use our logos and provide branded beverages, food and other products directly to customers. We provide training and support to, and monitor the operations of, certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe customers expect the same quality of products and service from our licensees as they do from us and we strive to ensure customers have the same experience whether they visit a company-operated or licensed store. Any shortcoming of a Starbucks business partner, particularly an issue affecting the quality of the service experience, the safety of beverages or food or compliance with laws and regulations, may be attributed by customers to us, thus damaging our reputation and brand value and potentially affecting our results of operations.

Our food and beverage products are sourced from a wide variety of domestic and international business partners in our supply chain operations, and in certain cases are produced or sourced by our licensees directly. We rely on these suppliers and vendors to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers and vendors who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the US. A vendor's or supplier's failure to meet our standards, provide products in a timely and efficient manner, and comply with applicable laws is beyond our control. These issues could negatively impact our business and profitability.

- ***Failure to meet market expectations for our financial performance will likely adversely affect the market price and volatility of our stock.***

Failure to meet market expectations going forward, particularly with respect to operating margins, earnings per share, comparable store sales, operating cash flows, and net revenues, will likely result in a decline and/or increased volatility in the market price of our stock. In addition, price and volume fluctuations in the stock market as a whole may affect the market price of our stock in ways that may be unrelated to our financial performance.

- ***The loss of key personnel or difficulties recruiting and retaining qualified personnel could adversely impact our business and financial results.***

Much of our future success depends on the continued availability and service of senior management personnel. The loss of any of our executive officers or other key senior management personnel could harm our business. We must continue to recruit, retain and motivate management and other employees sufficiently, both to maintain our current business and to execute our strategic initiatives, some of which involve ongoing expansion in business channels outside of our traditional company-operated store model. Our success also depends substantially on the contributions and abilities of our retail store employees whom we rely on to give customers a superior in-store experience. Accordingly, our performance depends on our ability to recruit and retain high quality employees to work in and manage our stores, both domestically and internationally. If we are unable to recruit, retain and motivate employees sufficiently to maintain our current business and support our projected growth, our business and financial performance may be adversely affected.

- ***Adverse public or medical opinions about the health effects of consuming our products, as well as reports of incidents involving food-borne illnesses, food tampering or food contamination, whether or not accurate, could harm our business.***

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are the subject of public scrutiny, including the suggestion that excessive consumption of caffeine, dairy products, sugar and other active compounds can lead to a variety of adverse health effects. Particularly in the US, there is increasing consumer awareness of health risks, including obesity, due in part to increased publicity and attention from health organizations, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food products. While we have a variety of beverage and food items, including items that are coffee-free and have reduced calories, an unfavorable report on the health effects of caffeine or other compounds present in our products, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our beverages and food products.

Similarly, instances or reports, whether true or not, of unclean water supply, food-borne illnesses, food tampering and food contamination, either during manufacturing, packaging or preparation, have in the past severely injured the reputations of companies in the food processing, grocery and quick-service restaurant sectors and could affect us as well. Any report linking us to the use of unclean water, food-borne illnesses, food tampering or food contamination could damage our brand value and severely hurt sales of our beverages and food products, and possibly lead to product liability claims, litigation (including class actions) or damages. Clean water is critical to the preparation of coffee and tea beverages and our ability to ensure a clean water supply to our stores can be limited, particularly in some international locations. If customers become ill from food-borne illnesses, tampering or contamination, we could also be forced to temporarily close some stores. In addition, instances of food-borne illnesses, food tampering or food contamination, even those occurring solely at the restaurants or stores of competitors, could, by resulting in negative publicity about the foodservice industry, adversely affect our sales on a regional or global basis. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a temporary closure of any of our stores, as well adverse results of claims or litigation, could materially harm our business and results of operations.

- ***Effectively managing growth both in our retail store business and our Channel Development business is challenging and places significant strain on our management and employees and our operational, financial, and other resources.***

Effectively managing growth can be challenging, particularly as we continue to expand into new channels outside the retail store model, increase our focus on our Channel Development business, and expand into new markets internationally where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our goals, philosophy and standards. Growth can make it increasingly difficult to ensure a consistent supply of high-quality raw materials, to locate and hire sufficient numbers of key employees, to maintain an effective system of internal controls for a globally dispersed

enterprise and to train employees worldwide to deliver a consistently high quality product and customer experience.

- ***As we pursue strategic acquisitions, divestitures or joint ventures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.***

We have recently completed several acquisitions and we continue to evaluate potential acquisitions, divestitures, or joint ventures with third parties. These transactions create risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;
- operating losses and expenses of the businesses we acquire or in which we invest;
- the potential impairment of tangible assets, intangible assets and goodwill acquired in the acquisitions;
- the difficulty of incorporating an acquired business into our business and unanticipated expenses related to such integration; and
- potential unknown liabilities associated with a business we acquire or in which we invest

In the event of any future acquisitions, we might need to issue additional equity securities, spend our cash, incur debt, or take on contingent liabilities, any of which could reduce our profitability and harm our business.

- ***We rely heavily on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our ability to effectively operate our business and expose us to potential liability and loss of revenues.***

We rely heavily on information technology systems across our operations, including for administrative functions, point-of-sale processing and payment in our stores and online, management of our supply chain, Starbucks Cards, online business and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends significantly on the reliability, integrity and capacity of these systems. We also rely on third party providers for some of these information technology systems and support. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems could cause material negative impacts to our product sales, the efficiency of our operations and our financial results. Significant capital investments and other expenditures could be required to remedy the problem. Furthermore, security breaches of our employees' or customers' private data could result in a violation of applicable U.S. and international privacy and other laws, loss of revenues from the potential adverse impact to our reputation and our ability to retain or attract new customers, and could result in litigation, potential liability and the imposition of penalties.

- ***The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.***

Since 1988 we have offered comprehensive healthcare coverage to eligible full-time and part-time employees in the US. We currently have relatively low minimum work hour requirements for our US employees to be eligible for healthcare coverage under our healthcare plans but for various reasons many of our eligible employees choose not to participate in our plans. However, many of such eligible employees who currently choose not to participate in our healthcare plans may find it more advantageous to do so when recent changes to healthcare laws in the United States become effective in 2014. Such changes include potential fees to persons for not obtaining healthcare coverage and being ineligible for certain healthcare subsidies if an employee is eligible for healthcare coverage under an employer's plan. If a large portion of current eligible employees who

currently choose not to participate in our plans choose to enroll when or after the law becomes effective, it may significantly increase our healthcare coverage costs and negatively impact on our financial results.

• ***Failure to comply with applicable laws and regulations could harm our business and financial results.***

Our policies and procedures are designed to comply with all applicable laws, accounting and reporting requirements, tax rules and other regulations and requirements, including those imposed by the SEC, NASDAQ, and foreign countries, as well as applicable trade, labor, healthcare, privacy, food, anti-bribery and corruption and merchandise laws. The complexity of the regulatory environment in which we operate and the related cost of compliance are both increasing due to additional or changing legal and regulatory requirements, our ongoing expansion into new markets and new channels, together with the fact that foreign laws occasionally conflict with domestic laws. In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The significant properties used by Starbucks in connection with its roasting, distribution and corporate administrative operations, serving all segments, are as follows:

Location	Approximate Size in Square Feet	Purpose
Rancho Cucamonga, CA	265,000	Manufacturing
Carson Valley, NV	384,000	Roasting, distribution and warehouse
York County, PA	748,000	Roasting, distribution and warehouse
Sandy Run, SC	117,000	Roasting and distribution
Auburn, WA	351,000	Warehouse and distribution
Kent, WA	332,000	Roasting and distribution
Seattle, WA	1,000,000	Corporate administrative
Amsterdam, Netherlands	97,000	Roasting and distribution
Basildon, United Kingdom	142,000	Warehouse and distribution

We own our roasting facilities and lease the majority of our warehousing and distribution locations. As of September 30, 2012, Starbucks had approximately 9,400 company-operated stores, almost all of which are leased. We also lease space in various locations worldwide for regional, district and other administrative offices, training facilities and storage.

Item 3. *Legal Proceedings*

In the first quarter of fiscal 2011, Starbucks notified Kraft Foods Global, Inc. ("Kraft") that we were discontinuing our distribution arrangement with Kraft on March 1, 2011 due to material breaches by Kraft of its obligations under the Supply and License Agreement between the Company and Kraft, dated March 29, 2004 (the "Agreement"), which defined the main distribution arrangement between the parties. Through our arrangement with Kraft, Starbucks sold a selection of Starbucks and Seattle's Best Coffee branded packaged coffees in grocery and warehouse club stores throughout the US, and to grocery stores in Canada, the UK and

other European countries. Kraft managed the distribution, marketing, advertising and promotion of these products.

Kraft denies it has materially breached the Agreement. On November 29, 2010, Starbucks received a notice of arbitration from Kraft putting the commercial dispute between the parties into binding arbitration pursuant to the terms of the Agreement. In addition to denying it materially breached the Agreement, Kraft further alleges that if Starbucks wished to terminate the Agreement it must compensate Kraft as provided in the Agreement in an amount equal to the fair value of the Agreement, with an additional premium of up to 35% under certain circumstances.

On December 6, 2010, Kraft commenced a federal court action against Starbucks, entitled *Kraft Foods Global, Inc. v. Starbucks Corporation*, in the U.S. District Court for the Southern District of New York (the "District Court") seeking injunctive relief to prevent Starbucks from terminating the distribution arrangement until the parties' dispute is resolved through the arbitration proceeding. On January 28, 2011, the District Court denied Kraft's request for injunctive relief. Kraft appealed the District Court's decision to the Second Circuit Court of Appeals. On February 25, 2011, the Second Circuit Court of Appeals affirmed the District Court's decision. As a result, Starbucks is in full control of our packaged coffee business as of March 1, 2011.

While Starbucks believes we have valid claims of material breach by Kraft under the Agreement that allowed us to terminate the Agreement and certain other relationships with Kraft without compensation to Kraft, there exists the possibility of material adverse outcomes to Starbucks in the arbitration or to resolve the matter. Although Kraft disclosed to the press and in federal court filings a $750 million offer Starbucks made to Kraft in August 2010 to avoid litigation and ensure a smooth transition of the business, the figure is not a proper basis upon which to estimate a possible outcome of the arbitration but was based upon facts and circumstances at the time. Kraft rejected the offer immediately and did not provide a counter-offer, effectively ending the discussions between the parties with regard to any payment. Moreover, the offer was made prior to our investigation of Kraft's breaches and without consideration of Kraft's continuing failure to comply with material terms of the agreements.

On April 2, 2012, Starbucks and Kraft exchanged expert reports regarding alleged damages on their affirmative claims. Starbucks claimed damages of up to $62.9 million from the loss of sales resulting from Kraft's failure to use commercially reasonable efforts to market Starbucks® coffee, plus attorney fees. Kraft's expert opined that the fair market value of the Agreement was $1.9 billion. After applying a 35% premium and 9% interest, Kraft claimed damages of up to $2.9 billion, plus attorney fees. The arbitration hearing commenced on July 11, 2012 and was completed on August 3. Starbucks presented evidence of material breaches on Kraft's part and sought nominal damages from Kraft for those breaches. Kraft presented evidence denying it had breached the parties' Agreement and sought damages of $2.9 billion plus attorney fees. We expect a decision from the Arbitrator in the first half of fiscal 2013.

At this time, Starbucks believes an unfavorable outcome with respect to the arbitration is not probable, but as noted above is reasonably possible. As also noted above, Starbucks believes we have valid claims of material breach by Kraft under the Agreement that allowed us to terminate the Agreement without compensation to Kraft. In addition, Starbucks believes Kraft's damage estimates are highly inflated and based upon faulty analysis. As a result, we cannot reasonably estimate the possible loss. Accordingly, no loss contingency has been recorded for this matter.

Starbucks is party to various other legal proceedings arising in the ordinary course of business, including certain employment litigation cases that have been certified as class or collective actions, but, except as noted above, is not currently a party to any legal proceeding that management believes could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY

Starbucks common stock is traded on NASDAQ, under the symbol "SBUX."

The following table shows the quarterly high and low sale prices per share of Starbucks common stock as reported by NASDAQ for each quarter during the last two fiscal years and the quarterly cash dividend declared per share of our common stock during the periods indicated:

	High	Low	Cash Dividends Declared
2012:			
Fourth Quarter	$ 54.28	$ 43.04	$ 0.21
Third Quarter	62.00	51.03	0.17
Second Quarter	56.55	45.28	0.17
First Quarter	46.50	35.12	0.17
2011:			
Fourth Quarter	$ 42.00	$ 33.72	$ 0.17
Third Quarter	40.26	34.61	0.13
Second Quarter	38.21	30.75	0.13
First Quarter	33.15	25.37	0.13

As of November 9, 2012, we had approximately 18,500 shareholders of record. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

Future decisions to pay cash dividends continue to be at the discretion of the Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements, and other such factors that the Board of Directors considers relevant.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information regarding repurchases of our common stock during the quarter ended September 30, 2012:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
Period(1)				
July 2, 2012 — July 29, 2012	—	$ —	—	24,015,356
July 30, 2012 — August 26, 2012	5,265,260	46.44	5,265,260	18,750,096
August 27, 2012 — September 30, 2012	6,622,320	50.27	6,622,320	12,127,776
Total	11,887,580	$ 48.58	11,887,580	

(1) Monthly information is presented by reference to our fiscal months during the fourth quarter of fiscal 2012.

(2) The share repurchase program is conducted under authorizations made from time to time by our Board of Directors. On March 24, 2010 we publicly announced the authorization of up to an additional 15 million shares, on November 15, 2010 we publicly announced the authorization of up to an additional 10 million shares, and on November 3, 2011 we publicly announced the authorization of up to an additional 20 million shares. These authorizations have no expiration date.

On November 14, 2012, our Board of Directors authorized the repurchase of up to an additional 25 million shares, in addition to the 12.1 million shares that remained available for repurchase at September 30, 2012 under previous authorizations. As with previous authorizations, shares may be repurchased in open market transactions, including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. The timing, manner, price and amount of repurchases will be determined in the Company's discretion and the share repurchase program may be suspended, terminated or modified at any time for any reason.

Performance Comparison Graph

The following graph depicts the total return to shareholders from September 30, 2007 through September 30, 2012, relative to the performance of the Standard & Poor's 500 Index, the NASDAQ Composite Index, and the Standard & Poor's 500 Consumer Discretionary Sector, a peer group that includes Starbucks. All indices shown in the graph have been reset to a base of 100 as of September 30, 2007, and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. The stock price performance shown in the graph is not necessarily indicative of future price performance.



	9/30/2007	9/28/2008	9/27/2009	10/3/2010	10/2/2011	9/30/2012
Starbucks Corporation	100.00	57.10	75.69	99.93	145.94	201.33
S&P 500	100.00	78.02	72.63	80.01	80.93	105.37
NASDAQ Composite	100.00	69.59	74.90	84.99	86.87	110.79
S&P Consumer Discretionary	100.00	77.59	77.55	95.87	101.79	139.08

Item 6. *Selected Financial Data*

The following selected financial data are derived from the consolidated financial statements. The data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors," and the consolidated financial statements and notes.

Financial Information (in millions, except per share data):

As of and for the Fiscal Year Ended[1]	Sep 30, 2012 (52 Wks)	Oct 2, 2011 (52 Wks)	Oct 3, 2010 (53 Wks)	Sep 27, 2009 (52 Wks)	Sep 28, 2008 (52 Wks)
Results of Operations					
Net revenues:					
Company-operated stores	$ 10,534.5	$ 9,632.4	$ 8,963.5	$ 8,180.1	$ 8,771.9
Licensed stores[2]	1,210.3	1,007.5	875.2	795.0	779.0
CPG, foodservice and other[2]	1,554.7	1,060.5	868.7	799.5	832.1
Total net revenues	$ 13,299.5	$ 11,700.4	$ 10,707.4	$ 9,774.6	$ 10,383.0
Operating income[3]	$ 1,997.4	$ 1,728.5	$ 1,419.4	$ 562.0	$ 503.9
Net earnings including noncontrolling interests	1,384.7	1,248.0	948.3	391.5	311.7
Net earnings (loss) attributable to noncontrolling interests	0.9	2.3	2.7	0.7	(3.8)
Net earnings attributable to Starbucks	1,383.8	1,245.7	945.6	390.8	315.5
EPS — diluted	1.79	1.62	1.24	0.52	0.43
Cash dividends declared per share	0.72	0.56	0.36	—	—
Net cash provided by operating activities	1,750.3	1,612.4	1,704.9	1,389.0	1,258.7
Capital expenditures (additions to property, plant and equipment)	856.2	531.9	440.7	445.6	984.5
Balance Sheet					
Total assets	$ 8,219.2	$ 7,360.4	$ 6,385.9	$ 5,576.8	$ 5,672.6
Short-term borrowings	—	—	—	—	713.0
Long-term debt (including current portion)	549.6	549.5	549.4	549.5	550.3
Shareholders' equity	5,109.0	4,384.9	3,674.7	3,045.7	2,490.9

(1) Our fiscal year ends on the Sunday closest to September 30. The fiscal year ended on October 3, 2010 included 53 weeks with the 53rd week falling in our fourth fiscal quarter.

(2) Includes the revenue reclassification described in Note 1. For fiscal years 2010, 2009, and 2008, we reclassified $465.7 million, $427.3 million, and $392.6 million, respectively, from the previously named "Licensing" revenue to "CPG, foodservice and other" revenue.

(3) Fiscal 2010, 2009, and 2008 results include pretax restructuring charges of $53.0 million, $332.4 million, and $266.9 million, respectively.

Comparable Store Sales:

Fiscal Year Ended	Sep 30, 2012 (52 Wks)	Oct 2, 2011 (52 Wks)	Oct 3, 2010 (53 Wks)	Sep 27, 2009 (52 Wks)	Sep 28, 2008 (52 Wks)
Percentage change in comparable store sales[4]					
Americas					
Sales growth	8%	8%	7%	(6)%	(4)%
Change in transactions	6%	5%	3%	(4)%	(4)%
Change in ticket	2%	2%	3%	(2)%	— %
EMEA					
Sales growth	—%	3%	5%	(3)%	1%
Change in transactions	—%	3%	6%	—%	(3)%
Change in ticket	—%	—%	(1)%	(3)%	4%
China / Asia Pacific					
Sales growth	15%	22%	11%	2%	8%
Change in transactions	11%	20%	9%	—%	4%
Change in ticket	3%	2%	2%	2%	3%
Consolidated					
Sales growth	7%	8%	7%	(6)%	(3)%
Change in transactions	6%	6%	4%	(4)%	(4)%
Change in ticket	1%	2%	3%	(2)%	— %

(4) Includes only Starbucks company-operated stores open 13 months or longer. For fiscal year 2010, comparable store sales percentages were calculated excluding the 53rd week. Comparable store sales exclude the effect of fluctuations in foreign currency exchange rates.

Store Count Data:

As of and for the Fiscal Year Ended	Sep 30, 2012 (52 Wks)	Oct 2, 2011 (52 Wks)	Oct 3, 2010 (53 Wks)	Sep 27, 2009 (52 Wks)	Sep 28, 2008 (52 Wks)
Net stores opened (closed) during the year:					
Americas					
Company-operated stores	234	43	(33)	(417)	561
Licensed stores[5]	270	(268)	111	101	558
EMEA[6]					
Company-operated stores	10	25	(64)	20	127
Licensed stores	101	79	100	98	153
China / Asia Pacific					
Company-operated stores	154	73	30	24	9
Licensed stores	294	193	79	129	261
Total	1,063	145	223	(45)	1,669
Stores open at year end:					
Americas					
Company-operated stores	7,857	7,623	7,580	7,613	8,030
Licensed stores	5,046	4,776	5,044	4,933	4,832
EMEA[6]					
Company-operated stores	882	872	847	911	891
Licensed stores	987	886	807	707	609
China / Asia Pacific					
Company-operated stores	666	512	439	409	385
Licensed stores	2,628	2,334	2,141	2,062	1,933
Total	18,066	17,003	16,858	16,635	16,680

(5) Includes the closure of 475 licensed Seattle's Best Coffee locations in Borders Bookstores during fiscal 2011.

(6) EMEA store data has been adjusted for the acquisition of store locations in Austria and Switzerland in the fourth quarter of fiscal 2011 by reclassifying historical information from licensed stores to company-operated stores, and the transfer of certain company-operated stores to licensees in the fourth quarter of fiscal 2012.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Our fiscal year ends on the Sunday closest to September 30. The fiscal year ended on October 3, 2010 included 53 weeks with the 53rd week falling in the fourth fiscal quarter. The fiscal years ended on October 2, 2011 and September 30, 2012 both included 52 weeks. Comparable store sales percentages for fiscal 2010 are calculated excluding the 53rd week. All references to store counts, including data for new store openings, are reported net of related store closures, unless otherwise noted.

Financial Highlights

- Total net revenues increased 14% to $13.3 billion in fiscal 2012 compared to $11.7 billion in fiscal 2011. The increase was due primarily to a 7% increase in global comparable store sales, 50% revenue growth in Channel Development, and 20% growth in licensed stores revenue. The comparable store sales growth in company-operated stores was comprised of a 6% increase in the number of transactions and a 1% increase in average ticket.
- Consolidated operating income was $2.0 billion in fiscal 2012 compared to $1.7 billion in fiscal 2011 and operating margin increased to 15.0% compared to 14.8% in fiscal 2011. The operating margin expansion was driven by increased sales leverage and the absence of charges in fiscal 2012 related to the Seattle's Best Coffee store closures in Border's bookstores, partially offset by higher commodity costs.
- EPS for fiscal 2012 was $1.79, compared to EPS of $1.62 reported in fiscal 2011, with the increase driven by the improved sales leverage, partially offset by the impact of higher commodity costs in fiscal 2012 and certain gains recorded in the fourth quarter of fiscal 2011, including a gain from a fair market value adjustment resulting from the acquisition of the remaining ownership interest in our joint venture in Switzerland and Austria as well as a gain on the sale of corporate real estate.
- Cash flow from operations was $1.8 billion in fiscal 2012 compared to $1.6 billion in fiscal 2011. Capital expenditures were approximately $856 million in fiscal 2012 compared to $532 million in fiscal 2011. Available operating cash flow after capital expenditures during fiscal 2012 was directed at returning approximately $1.1 billion of cash to our shareholders via share repurchases and dividends.

Overview

Starbucks results for fiscal 2012 reflect the strength of our global business model. We continue to execute on our new regional operating model which we implemented at the beginning of fiscal 2012. We now have four reportable operating segments: Americas; Europe, Middle East, and Africa ("EMEA"); China / Asia Pacific ("CAP") and Channel Development. Each segment is managed by an operating segment president.

Total net revenues increased 14% to $13.3 billion driven by global comparable store sales growth of 7% and a 50% increase in Channel Development revenue. This growth drove increased sales leverage and resulted in higher operating margin and net earnings compared to fiscal 2011. This helped mitigate the impact of higher commodity costs, mostly coffee, which negatively impacted operating income by approximately $214 million for the year, equivalent to approximately 160 basis points of impact on operating margin.

Our Americas business continued its strong momentum and contributed 75% of total net revenues in fiscal 2012. The revenue growth for the year was driven by an 8% increase in comparable store sales, comprised of a 6% increase in traffic and a 2% increase in average ticket. This sales growth, combined with a continued focus on operational efficiencies, drove increased sales leverage that offset the impact of higher commodity costs. Looking forward, we expect to continue driving sales growth and profitability through continued store efficiency efforts, new store development, and expanding our pipeline of new product offerings to increase revenues throughout all dayparts.

EMEA segment results reflect both the investments we have begun making as part of our transformation plan for the region, as well as the macro-economic headwinds we, and others, face there. This resulted in flat comparable store sales and operating income of $10 million for fiscal 2012, a decrease of $30 million compared to fiscal 2011. We started the year by putting in place a new leadership team that is focused on increasing the Starbucks brand presence, health and relevancy across the region, improving the profitability of the existing store base through a focus on revenue growth and operating costs, and identifying opportunities for new store growth through licensing arrangements. We expect the investments we are making as part of this transformation effort will result in improved operating performance as we progress on our plan towards mid-teens operating margin; however, this turnaround will take time to gain traction.

CAP segment revenues increased 31%, driven by new store growth and comparable store sales of 15%. This segment continues to grow rapidly and is becoming a more meaningful contributor to overall company profitability. We expect continued growth will be from a mix of new store openings and comparable store sales growth. China continues to be a significant growth opportunity for us as we remain on track to reach our goal of 1,500 stores in 2015. In addition, other key markets such as Japan, Korea, Thailand, Singapore and Indonesia all continue to be profitable and provide a solid foundation for continued growth in the region.

Our Channel Development segment represents another important, profitable growth opportunity for us. Channel Development results were a solid contributor to overall revenue growth with a 50% increase in revenues primarily due to sales of Starbucks and Tazo branded K-Cup® portion packs which launched at the start of fiscal 2012 and our transition to a direct distribution model for packaged coffee, which occurred during the second quarter of fiscal 2011. High commodity costs continued to be a significant drag on operating margin; however, despite these higher costs, operating income increased $61 million to $349 million for fiscal 2012. We expect continued innovation and new product offerings such as the Verismo™ system by Starbucks and Starbucks Refreshers™ beverages will drive further growth and profitability within this segment over time.

Fiscal 2013 — The View Ahead

For fiscal year 2013, we expect moderate revenue growth driven by mid single-digit increased comparable store sales, new store openings and strong growth in the Channel Development business. Licensed stores will comprise between one-half and two-thirds of new store openings.

We expect continued robust consolidated operating margin and EPS improvement compared to fiscal 2012, reflecting the strength of our global business and the pipeline of profitable growth initiatives.

We expect increased capital expenditures in fiscal 2013 compared to fiscal 2012, reflecting additional investments in store renovations, new store growth and manufacturing capacity.

Operating Segment Overview

Starbucks has four reportable operating segments: Americas, Europe, Middle East, and Africa ("EMEA"), China and Asia Pacific ("CAP") and Channel Development. Seattle's Best Coffee is reported in "Other," along with Evolution Fresh, Digital Ventures and unallocated corporate expenses that pertain to corporate administrative functions that support our operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments.

The Americas, EMEA and CAP segments include company-operated stores and licensed stores. Licensed stores generally have a higher operating margin than company-operated stores. Under the licensed model, Starbucks receives a reduced share of the total store revenues, but this is more than offset by the reduction in its share of costs as these are primarily incurred by the licensee. The EMEA and CAP segments have a higher relative share of licensed stores versus company-operated stores compared to the Americas segment; however, the Americas segment has been operating significantly longer than the other segments and has developed deeper awareness of, and attachment to, the Starbucks brand and stores among its customer base. As a result, the more mature Americas segment has significantly more stores and higher total revenues than the other segments. Average sales per store are also higher in the Americas due to various factors including length of time in market and local income levels.

Starbucks store base in EMEA and CAP continues to expand and we continue to focus on achieving sustainable growth from established international markets while at the same time investing in emerging markets, such as China. Occupancy costs and store operating expenses can be higher in certain international markets than in the Americas segment due to higher rents for prime store locations or costs of compliance with country-specific regulatory requirements. Because many of our international operations are in an early phase of development, operating expenses as a percentage of related revenues are often higher compared to the Americas segment. International markets in the early stages of development require a more extensive support organization, relative to the current levels of revenue and operating income, than the Americas.

The Channel Development segment includes packaged coffee and tea, a variety of ready-to-drink beverages, single-serve coffee and tea products and other branded product operations worldwide, as well as the US foodservice business. In prior years through the first several months of fiscal 2011, we sold a selection of Starbucks and Seattle's Best Coffee branded packaged coffees and Tazo® teas in grocery and warehouse club stores throughout the US and to grocery stores in Canada, the UK and other European countries through a distribution arrangement with Kraft Foods Global, Inc. Kraft managed the distribution, marketing, advertising and promotion of these products as a part of that arrangement. During fiscal 2011, we successfully transitioned these businesses including the marketing, advertising, and promotion of these products, from our previous distribution arrangement with Kraft and began selling these products directly to the grocery and warehouse club stores. Our Channel Development segment also includes ready-to-drink beverages, which are primarily manufactured and distributed through The North American Coffee Partnership, a joint venture with the Pepsi-Cola Company. The proportionate share of the results of the joint venture is included, on a net basis, in income from equity investees on the consolidated statements of earnings. The US foodservice business sells coffee and other related products to institutional foodservice companies with the majority of its sales through national broad-line distribution networks. The Channel Development segment reflects a modest cost structure and a resulting higher operating margin, compared to the other reporting segments, which consist primarily of retail stores.

Acquisitions

See Note 2 to the consolidated financial statements in this 10-K.

RESULTS OF OPERATIONS — FISCAL 2012 COMPARED TO FISCAL 2011

Consolidated results of operations (in millions):

Revenues

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	% Change	Sep 30, 2012	Oct 2, 2011
				% of Total Net Revenues	
Net revenues:					
Company-operated stores	$ 10,534.5	$ 9,632.4	9.4%	79.2%	82.3%
Licensed stores	1,210.3	1,007.5	20.1%	9.1%	8.6%
CPG, foodservice and other	1,554.7	1,060.5	46.6%	11.7%	9.1%
Total net revenues	**$ 13,299.5**	**$ 11,700.4**	**13.7%**	**100.0%**	**100.0%**

Consolidated net revenues were $13.3 billion for fiscal 2012, an increase of 13.7%, or $1.6 billion over fiscal 2011, primarily due to increased revenues from company-operated stores (contributing $902 million), driven by an increase in comparable store sales (approximately 7%, or $680 million). Also contributing to the increase were

incremental revenues from net new company-operated store openings over the past 12 months (approximately $184 million).

Licensed store revenues contributed $203 million to the increase in total net revenues in fiscal 2012, primarily due to higher product sales to and royalty revenues from our licensees, resulting from improved comparable store sales and the opening of 665 net new licensed stores over the past 12 months.

CPG, foodservice and other revenues increased $494 million, primarily due to sales of Starbucks and Tazo branded K-Cup® portion packs launched in the CPG channel on November 1, 2011 (approximately $232 million). The benefit of recognizing full revenue from packaged coffee and tea under the direct distribution model (approximately $78 million) and an increase in foodservice revenues (approximately $50 million) also contributed.

Operating Expenses

Fiscal Year Ended	**Sep 30, 2012**	**Oct 2, 2011**	**Sep 30, 2012**	**Oct 2, 2011**
			% of Total Net Revenues	
Cost of sales including occupancy costs	$ 5,813.3	$ 4,915.5	43.7%	42.0%
Store operating expenses	3,918.1	3,594.9	29.5%	30.7%
Other operating expenses	429.9	392.8	3.2%	3.4%
Depreciation and amortization expenses	550.3	523.3	4.1%	4.5%
General and administrative expenses	801.2	749.3	6.0%	6.4%
Total operating expenses	11,512.8	10,175.8	86.6%	87.0%
Gain on sale of properties	—	30.2	—%	0.3%
Income from equity investees	210.7	173.7	1.6%	1.5%
Operating income	**$ 1,997.4**	**$ 1,728.5**	**15.0%**	**14.8%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			37.2%	37.3%

Cost of sales including occupancy costs as a percentage of total net revenues increased 170 basis points, driven by increased commodity costs (approximately 160 basis points), primarily due to higher coffee costs.

Store operating expenses as a percentage of total net revenues decreased 120 basis points, due to increased Channel Development and licensed store revenues. Store operating expenses as a percent of company-operated store revenues decreased 10 basis points due to increased sales leverage.

Other operating expenses as a percentage of total net revenues decreased 20 basis points. As a percentage of net revenues excluding company-operated store revenues, other operating expenses decreased 350 basis points. This decrease was primarily driven by increased sales leverage (approximately 150 basis points), the absence of charges in fiscal 2012 related to the Seattle's Best Coffee store closures in Borders bookstores (approximately 80 basis points) and a shift in the timing of marketing spend (approximately 60 basis points).

Income from equity investees increased $37.0 million, primarily due to an increase in income from our North American Coffee Partnership (approximately $13 million), Japan (approximately $11 million) and Shanghai (approximately $10 million) joint venture operations.

The combination of these changes, along with increased sales leverage on depreciation and amortization (approximately 40 basis points) and general and administrative expenses (approximately 40 basis points), resulted in an increase in operating margin of 20 basis points over fiscal 2011.

Other Income and Expenses

Fiscal Year Ended		Sep 30, 2012		Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
					% of Total Net Revenues	
Operating income	$	1,997.4	$	1,728.5	15.0%	14.8%
Interest income and other, net		94.4		115.9	0.7%	1.0%
Interest expense		(32.7)		(33.3)	(0.2)%	(0.3)%
Earnings before income taxes		2,059.1		1,811.1	15.5%	15.5%
Income taxes		674.4		563.1	5.1%	4.8%
Net earnings including noncontrolling interests		1,384.7		1,248.0	10.4%	10.7%
Net earnings (loss) attributable to noncontrolling interests		0.9		2.3	—%	—%
Net earnings attributable to Starbucks	**$**	**1,383.8**	**$**	**1,245.7**	**10.4%**	**10.6%**
Effective tax rate including noncontrolling interests					32.8%	31.1%

Net interest income and other decreased $21 million over the prior year, primarily due to the absence of the gain recognized in the fourth quarter of fiscal 2011 resulting from the acquisition of the remaining interest in our previous joint venture operations in Switzerland and Austria (approximately $55 million), partially offset by the recognition of additional income associated with unredeemed gifts cards in the second quarter of fiscal 2012 (approximately $29 million), following a court ruling related to state unclaimed property laws.

Income taxes for the fiscal year ended 2012 resulted in an effective tax rate of 32.8% compared to 31.1% for fiscal year 2011. The rate increased in fiscal year 2012 primarily due to tax benefits recognized in fiscal 2011 from the Switzerland and Austria transaction and the release of foreign valuation allowances. The effective tax rate for fiscal 2013 is expected to be approximately 33%.

Segment Information

Segment information is prepared on the same basis that our management reviews financial information for operational decision-making purposes. The following tables summarize the results of operations by segment *(in millions)*:

Americas

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
			As a % of Americas Total Net Revenues	
Total net revenues	**$ 9,936.0**	**$ 9,065.0**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	3,885.5	3,512.7	39.1%	38.8%
Store operating expenses	3,427.8	3,184.2	34.5%	35.1%
Other operating expenses	83.8	75.8	0.8%	0.8%
Depreciation and amortization expenses	392.3	390.8	3.9%	4.3%
General and administrative expenses	74.3	60.8	0.7%	0.7%
Total operating expenses	7,863.7	7,224.3	79.1%	79.7%
Income from equity investees	2.1	1.6	—%	—%
Operating income	**$ 2,074.4**	**$ 1,842.3**	**20.9%**	**20.3%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			37.8%	38.1%

Revenues

Americas total net revenues for fiscal 2012 increased 10%, or $871 million, primarily due to increased revenues from company-operated stores (contributing $712 million), driven by an increase in comparable store sales (approximately 8%, or $626 million). Also contributing to the increase were incremental revenues from net new company-operated store openings over the past 12 months (approximately $100 million).

Licensed store revenues also contributed to the increase in total net revenues with an increase of $149 million in fiscal 2012 over the prior year period, primarily due to higher product sales to and royalty revenues from our licensees, resulting from improved comparable store sales and the opening of 270 net new licensed stores over the past 12 months.

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues increased 30 basis points, primarily driven by higher commodity costs (approximately 110 basis points), mainly coffee, partially offset by increased sales leverage on occupancy costs (approximately 70 basis points).

Store operating expenses as a percentage of total net revenues decreased 60 basis points. Increased licensed store revenues contributed approximately 30 basis points of the decrease. Store operating expenses as a percentage of company-operated store revenues decreased 30 basis points, primarily due to increased sales leverage (approximately 70 basis points), partially offset by higher debit card transaction fees (approximately 20 basis points).

Other operating expenses as a percentage of total net revenues was flat over prior year. As a percentage of net revenues excluding company-operated store revenues, other operating expenses decreased 100 basis points, primarily driven by increased sales leverage.

The combination of these changes, along with increased sales leverage on depreciation and amortization expense (approximately 40 basis points), resulted in an increase in operating margin of 60 basis points over fiscal 2011.

EMEA

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
			As a % of EMEA Total Net Revenues	
Total net revenues	**$ 1,141.3**	**$ 1,046.8**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	597.3	530.3	52.3%	50.7%
Store operating expenses	371.1	327.3	32.5%	31.3%
Other operating expenses	33.6	36.5	2.9%	3.5%
Depreciation and amortization expenses	57.1	53.4	5.0%	5.1%
General and administrative expenses	72.1	65.0	6.3%	6.2%
Total operating expenses	1,131.2	1,012.5	99.1%	96.7%
Income from equity investees	0.3	6.0	—%	0.6%
Operating income	**$ 10.4**	**$ 40.3**	**0.9%**	**3.8%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			38.3%	36.1%

Revenues

EMEA total net revenues for fiscal 2012 increased 9%, or $95 million, primarily driven by increased revenues from company-operated stores (contributing $63 million), due to the acquisition of the remaining interest in our previous joint venture operations in Switzerland and Austria in the fourth quarter of fiscal 2011 (approximately $80 million), partially offset by unfavorable foreign currency fluctuations (approximately $33 million).

An increase in licensed store revenues of $27 million also contributed to the increase in total net revenues, primarily due to higher product sales to and royalty revenues from our licensees, resulting from the opening of 101 net new licensed stores over the past 12 months.

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues increased 160 basis points, primarily driven by higher costs related to the transition to a consolidated food and dairy distribution model in the UK that began in the first quarter of fiscal 2012 (approximately 180 basis points). These costs are expected to decline over time as the full benefits of the transition are realized. Also contributing to the decrease were costs related to store portfolio optimization initiatives occurring in the fourth quarter of fiscal 2012 (approximately 60 basis points), partially offset by increased sales leverage on occupancy costs.

Store operating expenses as a percentage of total net revenues increased 120 basis points. Store operating expenses as a percentage of company-operated store revenues increased 220 basis points, primarily driven by asset impairments related to underperforming stores (approximately 140 basis points). Also contributing to the decrease were costs related to store portfolio optimization initiatives occurring in the fourth quarter of fiscal 2012 (approximately 40 basis points).

Other operating expenses as a percentage of total net revenues decreased 60 basis points. Excluding the impact of company-operated store revenues, other operating expenses decreased 640 basis points, primarily driven by operational efficiencies.

Income from equity investees declined to $0.3 million in fiscal 2012, due to the acquisition of the remaining interest in our previous joint venture operations in Switzerland and Austria.

The above changes contributed to a decrease in operating margin of 290 basis points over the prior year.

China / Asia Pacific

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
			As a % of CAP Total Net Revenues	
Total net revenues	**$ 721.4**	**$ 552.3**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	362.8	282.0	50.3%	51.1%
Store operating expenses	119.2	83.4	16.5%	15.1%
Other operating expenses	47.0	35.7	6.5%	6.5%
Depreciation and amortization expenses	23.2	18.1	3.2%	3.3%
General and administrative expenses	38.1	32.9	5.3%	6.0%
Restructuring charges	—	—	—%	—%
Total operating expenses	590.3	452.1	81.8%	81.9%
Income from equity investees	122.4	92.9	17.0%	16.8%
Operating income	**$ 253.5**	**$ 193.1**	**35.1%**	**35.0%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			24.4%	23.1%

Revenues

China / Asia Pacific total net revenues for fiscal 2012 increased 31%, or $169 million, primarily driven by increased revenues from company-operated stores (contributing $128 million). The increase in company-operated store revenues was primarily due to the opening of 154 net new stores over the past 12 months (approximately $71 million) and an increase in comparable store sales (approximately 15%, or $53 million).

Also contributing to the increase in revenues was an increase in licensed store revenues of $41 million, due to increased royalty revenues from and product sales to licensees, primarily driven by 294 net new licensed store openings over the past 12 months.

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues decreased 80 basis points primarily driven by the accelerated growth of company-operated stores, which contribute a higher gross margin, in China (approximately 140 basis points), partially offset by increased commodity costs (approximately 120 basis points), mainly higher coffee costs.

Store operating expenses as a percentage of total net revenues increased 140 basis points. Store operating expenses as a percentage of company-operated store revenues increased 130 basis points, primarily driven by increased costs associated with the expansion efforts of company-operated stores in mainland China.

Income from equity investees increased $30 million, primarily driven by an increase in income from our Japan (approximately $11 million) and Shanghai (approximately $10 million) joint venture operations.

The combination of these changes, along with increased sales leverage on depreciation and amortization (approximately 10 basis points) and general and administrative expenses (approximately 70 basis points), resulted in an increase in operating margin of 10 basis points over fiscal 2011.

Channel Development

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Sep 30, 2012	Oct 2, 2011
			As a % of Channel Development Total Net Revenues	
Total net revenues	**$ 1,292.2**	**$ 860.5**	**100.0%**	**100.0%**
Cost of sales	827.6	487.5	64.0%	56.7%
Other operating expenses	191.1	151.8	14.8%	17.6%
Depreciation and amortization expenses	1.3	2.4	0.1%	0.3%
General and administrative expenses	8.9	6.6	0.7%	0.8%
Total operating expenses	1,028.9	648.3	79.6%	75.3%
Income from equity investees	85.2	75.6	6.6%	8.8%
Operating income	**$ 348.5**	**$ 287.8**	**27.0%**	**33.4%**

Revenues

Channel Development total net revenues for fiscal 2012 increased 50%, or $432 million, primarily due to sales of Starbucks and Tazo branded K-Cup® portion packs (approximately $232 million). The benefit of recognizing full revenue from packaged coffee and tea sales under the direct distribution model through the second quarter of fiscal 2012 (approximately $70 million) and increased foodservice revenues (approximately $33 million) also contributed.

Operating Expenses

Cost of sales as a percentage of total net revenues increased 730 basis points, primarily due to increased commodity costs (approximately 570 basis points), mainly coffee, and a shift in our product mix driven by the introduction of Starbucks and Tazo branded K-Cup® portion packs (approximately 140 basis points).

Other operating expenses as a percentage of total net revenues decreased 280 basis points, primarily due to increased sales leverage.

Income from equity investees increased $10 million over the prior year period, driven by increased income from our North American Coffee Partnership joint venture. Income from equity investees declined as a percentage of total net revenues (approximately 220 basis points) primarily due to the growth in segment revenues.

The combination of these changes resulted in a decrease in operating margin of 640 basis points over fiscal 2011.

Other

Fiscal Year Ended		Sep 30, 2012		Oct 2, 2011	% Change
Total net revenues	**$**	**208.6**	**$**	**175.8**	**18.7%**
Cost of sales		140.1		103.0	36.0%
Other operating expenses		74.4		93.0	(20.0)%
Depreciation and amortization expenses		76.4		58.6	30.4%
General and administrative expenses		607.8		584.0	4.1%
Total operating expenses		898.7		838.6	7.2%
Gain on sale of properties		—		30.2	(100.0)%
Income from equity investees		0.7		(2.4)	nm
Operating loss	**$**	**(689.4)**	**$**	**(635.0)**	**8.6%**

Other includes operating results from Seattle's Best Coffee, Evolution Fresh, and Digital Ventures, as well as expenses pertaining to corporate administrative functions that support our operating segments but are not specifically attributable to, or managed by, any segment and are not included in the reported financial results of the operating segments.

Other total net revenues increased $33 million, primarily due to incremental revenues from Evolution Fresh, which was acquired during the first quarter of fiscal 2012.

Total operating expenses increased $60 million, primarily due to increased cost of sales resulting from higher commodity costs, primarily coffee, and higher general and administrative expenses to support the growth of the business.

RESULTS OF OPERATIONS — FISCAL 2011 COMPARED TO FISCAL 2010

Consolidated results of operations (in millions):

Revenues

Fiscal Year Ended		Oct 2, 2011		Oct 3, 2010	% Change	Oct 2, 2011	Oct 3, 2010
						% of Total Net Revenues	
Net revenues:							
Company-operated stores	$	9,632.4	$	8,963.5	7.5%	82.3%	83.7%
Licensed stores		1,007.5		875.2	15.1%	8.6%	8.2%
CPG, foodservice and other		1,060.5		868.7	22.1%	9.1%	8.1%
Total net revenues	**$**	**11,700.4**	**$**	**10,707.4**	**9.3%**	**100.0%**	**100.0%**

Consolidated net revenues were $11.7 billion for fiscal 2011, an increase of 9%, or $993 million over fiscal 2010. The increase was primarily due to an increase in company-operated store revenues driven by an 8% increase in global comparable stores sales (contributing approximately $672 million). The increase in comparable store sales was due to a 6% increase in number of transactions (contributing approximately $499 million) and a 2% increase in average value per transaction (contributing approximately $173 million). Also contributing to the increase in

total net revenues was favorable foreign currency translation (approximately $126 million) resulting from a weakening of the US dollar relative to foreign currencies and an increase in licensed store revenues (approximately $106 million). This increase was partially offset by the impact of the extra week in fiscal 2010 (approximately $207 million).

Operating Expenses

Fiscal Year Ended	Oct 2, 2011	Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
			% of Total Net Revenues	
Cost of sales including occupancy costs	$ 4,915.5	$ 4,416.5	42.0%	41.2%
Store operating expenses	3,594.9	3,471.9	30.7%	32.4%
Other operating expenses	392.8	279.7	3.4%	2.6%
Depreciation and amortization expenses	523.3	510.4	4.5%	4.8%
General and administrative expenses	749.3	704.6	6.4%	6.6%
Restructuring charges	—	53.0	—%	0.5%
Total operating expenses	10,175.8	9,436.1	87.0%	88.1%
Gain on sale of properties	30.2	—	0.3%	—%
Income from equity investees	173.7	148.1	1.5%	1.4%
Operating income	**$ 1,728.5**	**$ 1,419.4**	**14.8%**	**13.3%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			37.3%	38.7%

Cost of sales including occupancy costs as a percentage of total net revenues increased 80 basis points. The increase was primarily due to higher commodity costs (approximately 220 basis points), mainly driven by increased coffee costs. Partially offsetting this increase was lower occupancy costs as a percentage of total net revenues (approximately 70 basis points), driven by increased sales leverage.

Store operating expenses as a percentage of total net revenues decreased 170 basis points primarily due to increased sales leverage.

Other operating expenses as a percentage of total net revenues increased 80 basis points primarily due to higher expenses to support the direct distribution model for packaged coffee and tea (approximately 40 basis points) and the impairment of certain assets in our Seattle's Best Coffee business associated with the Borders bankruptcy in April 2011 (approximately 20 basis points).

The above changes contributed to an overall increase in operating margin of 150 basis points for fiscal 2011. Considering the impact from all line items, the primary drivers for the increase in operating margin for fiscal 2011 were increased sales leverage (approximately 300 basis points), the absence of restructuring charges in the current year (approximately 50 basis points) and the gain on the sale of corporate real estate in fiscal 2011 (approximately 30 basis points). These increases were partially offset by higher commodity costs (approximately 220 basis points).

Other Income and Expenses

Fiscal Year Ended		Oct 2, 2011		Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
					% of Total Net Revenues	
Operating income	$	1,728.5	$	1,419.4	14.8%	13.3%
Interest income and other, net		115.9		50.3	1.0%	0.5%
Interest expense		(33.3)		(32.7)	(0.3)%	(0.3)%
Earnings before income taxes		1,811.1		1,437.0	15.5%	13.4%
Income taxes		563.1		488.7	4.8%	4.6%
Net earnings including noncontrolling interests		1,248.0		948.3	10.7%	8.9%
Net earnings (loss) attributable to noncontrolling interests		2.3		2.7	—%	—%
Net earnings attributable to Starbucks	**$**	**1,245.7**	**$**	**945.6**	**10.6%**	**8.8%**
Effective tax rate including noncontrolling interests					31.1%	34.0%

Net interest income and other increased $66 million over the prior year. The increase primarily resulted from the gain recorded in the fourth quarter of fiscal 2011 related to our acquisition of the remaining ownership interest in our joint venture operations in Switzerland and Austria (approximately $55 million).

Income taxes for the fiscal year ended 2011 resulted in an effective tax rate of 31.1% compared to 34.0% for fiscal 2010. The lower rate in fiscal 2011 was primarily due to a benefit from the Switzerland and Austria transaction and to an increase in income in foreign jurisdictions having lower tax rates.

Segment Information

The following tables summarize our results of operations by segment for fiscal 2011 and 2010 (*in millions*).

Americas

Fiscal Year Ended		Oct 2, 2011		Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
					As a % of Americas Total Net Revenues	
Total net revenues	**$**	**9,065.0**	**$**	**8,488.5**	**100.0%**	**100.0%**
Cost of sales including occupancy costs		3,512.7		3,258.5	38.8%	38.4%
Store operating expenses		3,184.2		3,083.3	35.1%	36.3%
Other operating expenses		75.8		63.1	0.8%	0.7%
Depreciation and amortization expenses		390.8		392.9	4.3%	4.6%
General and administrative expenses		60.8		56.4	0.7%	0.7%
Restructuring charges		—		28.4	—%	0.3%
Total operating expenses		7,224.3		6,882.6	79.7%	81.1%
Income from equity investees		1.6		0.9	—%	—%
Operating income	**$**	**1,842.3**	**$**	**1,606.8**	**20.3%**	**18.9%**
Supplemental ratios as a % of related revenues:						
Store operating expenses					38.1%	39.2%

Revenues

Americas total net revenues for fiscal 2011 increased 7%, or $577 million. The increase was primarily driven by an increase in comparable store sales in our company-operated stores of 8% (contributing approximately $590 million), driven by a 5% increase in number of transactions and a 2% increase in average value per transaction. Also contributing to the increase was favorable foreign currency translation resulting from the weakening of the US dollar (approximately $51 million), primarily in relation to the Canadian dollar, and an increase in product sales to and royalty revenues from licensees (approximately $73 million), primarily due to improved comparable store sales and net new store openings. These increases were partially offset by the absence of the extra week in fiscal 2010 (approximately $162 million).

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues increased 40 basis points over the prior year. The increase was primarily due to higher commodity costs (approximately 140 basis points), mainly coffee, partially offset by increased sales leverage on occupancy costs (approximately 60 basis points).

Store operating expenses as a percentage of total net revenues decreased 120 basis points primarily due to increased sales leverage.

Also contributing to the increase in operating margin was the absence of restructuring charges in fiscal 2011 (approximately 30 basis points) and increased sales leverage resulting in lower depreciation and amortization expenses as a percentage of total net revenues (contributing 30 basis points). The combination of these changes resulted in an overall increase in operating margin of 140 basis points for fiscal 2011.

EMEA

Fiscal Year Ended	Oct 2, 2011	Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
			As a % of EMEA Total Net Revenues	
Total net revenues	**$ 1,046.8**	**$ 953.4**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	530.3	471.8	50.7%	49.5%
Store operating expenses	327.3	324.5	31.3%	34.0%
Other operating expenses	36.5	36.1	3.5%	3.8%
Depreciation and amortization expenses	53.4	50.6	5.1%	5.3%
General and administrative expenses	65.0	58.2	6.2%	6.1%
Restructuring charges	—	24.5	—%	2.6%
Total operating expenses	1,012.5	965.7	96.7%	101.3%
Income from equity investees	6.0	6.8	0.6%	0.7%
Operating income	**$ 40.3**	**$ (5.5)**	**3.8%**	**(0.6)%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			36.1%	38.4%

Revenues

EMEA total net revenues for fiscal 2011 increased 10%, or $93 million. The increase was primarily driven by favorable foreign currency translation resulting from the weakening of the US dollar (approximately $35 million), primarily in relation to the British pound, the acquisition of the remaining interest in our previous joint venture operations in Switzerland and Austria in the fourth quarter of fiscal 2011 (approximately $28 million), and an

increase in comparable store sales in our company-operated stores of 3% (approximately $24 million). An increase in royalty revenues from and product sales to licensees also contributed (approximately $20 million), due to improved comparable store sales and net new store openings. These increases were partially offset by the absence of the extra week in fiscal 2010 (approximately $18 million).

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues increased by 120 basis points compared to the prior year. The increase was primarily driven by higher higher commodity costs (approximately 160 basis points), mainly coffee, partially offset by increased sales leverage on occupancy costs (approximately 50 basis points).

Store operating expenses as a percentage of total net revenues decreased 270 basis points. Increased licensed stores revenues contributed approximately 40 basis points to the decrease. Store operating expenses as a percentage of company-operated store revenues decreased 230 basis points primarily due to fewer impairment charges in fiscal 2011 compared to fiscal 2010 (approximately 110 basis points), lower equipment maintenance costs (approximately 60 basis points) and increased sales leverage on salaries and benefits (approximately 40 basis).

Also contributing to the increase in operating margin was the absence of restructuring charges in fiscal 2011 (approximately 260 basis points). The combination of these changes resulted in an overall increase in operating margin of 440 basis points for fiscal 2011.

China / Asia Pacific

Fiscal Year Ended	Oct 2, 2011	Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
			As a % of CAP Total Net Revenues	
Total net revenues	**$ 552.3**	**$ 407.3**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	282.0	213.4	51.1%	52.4%
Store operating expenses	83.4	64.1	15.1%	15.7%
Other operating expenses	35.7	30.0	6.5%	7.4%
Depreciation and amortization expenses	18.1	15.8	3.3%	3.9%
General and administrative expenses	32.9	27.4	6.0%	6.7%
Restructuring charges	—	0.1	—%	—%
Total operating expenses	452.1	350.8	81.9%	86.1%
Income from equity investees	92.9	73.1	16.8%	17.9%
Operating income	**$ 193.1**	**$ 129.6**	**35.0%**	**31.8%**
Supplemental ratios as a % of related revenues:				
Store operating expenses			23.1%	25.4%

Revenues

China / Asia Pacific total net revenues for fiscal 2011 increased 36%, or $145 million. The increase was primarily driven by an increase in comparable store sales in our company-operated stores of 22% (contributing approximately $58 million), driven by a 20% increase in number of transactions and a 2% increase in average value per transaction. Also contributing to the increase in total net revenues was favorable foreign currency translation resulting from the weakening of the US dollar (approximately $40 million), the opening of 73 net new company-operated stores in the past 12 months (approximately $40 million), and an increase in royalty revenues

from and product sales to licensees (approximately $17 million), due to improved comparable store sales and net new store openings. These increases were partially offset by the absence of the extra week in fiscal 2010 (approximately $9 million).

Operating Expenses

Cost of sales including occupancy costs as a percentage of total net revenues decreased by 130 basis points compared to the prior year, primarily due to increased sales leverage on occupancy costs.

Store operating expenses as a percentage of total net revenues decreased 60 basis points. Excluding the impact of licensed store revenues, store operating expenses decreased 230 basis points as a percent of company-operated store revenues in fiscal 2011 compared to fiscal 2010, primarily driven by lower compensation costs (approximately 210 basis points) as a percentage of total net revenues.

Other operating expenses as a percentage of total net revenues decreased 90 basis points. Increased company-operated store revenues contributed approximately 30 basis points to the decrease. Other operating expenses as a percentage of licensed store revenues decreased 60 basis points, primarily driven by lower compensation related costs (approximately 140 basis points), partially offset by increasing costs related to our expansion efforts into key emerging markets, primarily China.

Income from equity investees increased $20 million in fiscal 2011, driven by improved performance in our joint venture operations, primarily in Japan, Shanghai and Taiwan.

The changes in the above line items combined with increased sales leverage on general and administrative expenses (approximately 70 basis points) and depreciation and amortization (approximately 60 basis points) contributed to an overall increase in operating margin of 320 basis points in fiscal 2011.

Channel Development

Fiscal Year Ended	Oct 2, 2011	Oct 3, 2010	Oct 2, 2011	Oct 3, 2010
			As a % of Channel Development Total Net Revenues	
Total net revenues	**$ 860.5**	**$ 707.4**	**100.0%**	**100.0%**
Cost of sales including occupancy costs	487.5	383.2	56.7%	54.2%
Other operating expenses	151.8	115.6	17.6%	16.3%
Depreciation and amortization expenses	2.4	3.7	0.3%	0.5%
General and administrative expenses	6.6	4.5	0.8%	0.6%
Total operating expenses	648.3	507.0	75.3%	71.7%
Income from equity investees	75.6	70.6	8.8%	10.0%
Operating income	**$ 287.8**	**$ 271.0**	**33.4%**	**38.3%**

Revenues

Total Channel Development net revenues for fiscal 2011 increased 22%, or $153 million. The increase was primarily due to the benefit of recognizing full revenue from packaged coffee and tea sales under the direct distribution model for the majority of the year (approximately $70 million). On March 1, 2011, we successfully transitioned to a direct distribution model from our previous distribution arrangement with Kraft for the sale of packaged Starbucks® and Seattle's Best Coffee® coffee products in grocery and warehouse club stores throughout the US, and to grocery stores in Canada, the UK and other European countries. We successfully transitioned the Tazo® tea business to a direct distribution model in January 2011. Also contributing to the increase were improved revenues from US foodservice (approximately $26 million) and the expanded distribution of Starbucks VIA®

Ready Brew in fiscal 2011 (approximately $24 million), partially offset by the extra week in fiscal 2010 (approximately $16 million).

Operating Expenses

Operating margin decreased 490 basis points over the prior year primarily due to increased commodity costs (approximately 830 basis points), driven by higher coffee costs. Partially offsetting the increase in commodity costs was the benefit of price increases (approximately 200 basis points) and lower marketing expenses for Starbucks VIA® Ready Brew in 2011 (approximately 120 basis points).

Other

Fiscal Year Ended	Oct 2, 2011	Oct 3, 2010	% Change
Total net revenues	**$ 175.8**	**$ 150.8**	**16.6%**
Cost of sales	103.0	89.6	15.0%
Other operating expenses	93.0	34.9	166.5%
Depreciation and amortization expenses	58.6	47.4	23.6%
General and administrative expenses	584.0	558.1	4.6%
Total operating expenses	838.6	730.0	14.9%
Gain on sale of properties	30.2	—	nm
Loss from equity investee	(2.4)	(3.3)	(27.3)%
Operating loss	**$ (635.0)**	**$ (582.5)**	**9.0%**

Substantially all net revenues in Other are generated from the Seattle's Best Coffee operating segment. The increase in revenues for Seattle's Best Coffee was primarily due to the recognition of a full year of sales to national accounts added in the latter part of fiscal 2010 as well as new accounts added during fiscal 2011(approximately $20 million). This was partially offset by the impact of the closure of the Seattle's Best Coffee locations in Borders Bookstores.

Total operating expenses in fiscal 2011 increased 15%, or $109 million. This increase is the result of an increase of $59 million in other operating expenses primarily due to the impairment of certain assets in our Seattle's Best Coffee business associated with the Borders bankruptcy in April 2011 and an increase in marketing expenses. Also contributing was a $26 million increase in general and administrative expenses due to higher corporate expenses to support growth initiatives and higher donations to the Starbucks Foundation. These increases in operating expenses were partially offset by a gain on the sale of corporate real estate in fiscal 2011 (approximately $30 million).

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (unaudited; in millions, except EPS)

	First	Second	Third	Fourth	Total
2012:					
Net revenues	$ 3,435.9	$ 3,195.9	$ 3,303.6	$ 3,364.2	$ 13,299.5
Operating income	556.0	430.4	491.6	519.6	1,997.4
Net earnings attributable to Starbucks	382.1	309.9	333.1	359.0	1,383.8
EPS — diluted	$ 0.50	$ 0.40	$ 0.43	$ 0.46	$ 1.79
2011:					
Net revenues	$ 2,950.8	$ 2,785.7	$ 2,932.2	$ 3,031.9	$ 11,700.4
Operating income	501.9	376.1	402.2	448.3	1,728.5
Net earnings attributable to Starbucks	346.6	261.6	279.1	358.5	1,245.7
EPS — diluted	$ 0.45	$ 0.34	$ 0.36	$ 0.47	$ 1.62

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Investment Overview

Starbucks cash and short-term investments were $2.0 billion and $2.1 billion as of September 30, 2012 and October 2, 2011, respectively. As of September 30, 2012, approximately $703 million of cash was held in foreign subsidiaries. Of our cash held in foreign subsidiaries, $343 million is denominated in the US dollar. We actively manage our cash and short-term investments in order to internally fund operating needs domestically and internationally, make scheduled interest and principal payments on our borrowings, and return cash to shareholders through common stock cash dividend payments and share repurchases. Our short-term investments consisted predominantly of US Treasury securities, commercial paper, corporate bonds, and US Agency securities. Also included in our short-term investment portfolio are certificates of deposit placed through an account registry service, with maturities ranging from 91 days to one year. The principal amounts of the individual certificates of deposit do not exceed the Federal Deposit Insurance Corporation limits. Our portfolio of long-term available for sale securities consists predominantly of high investment-grade corporate bonds, diversified among industries and individual issuers, as well as certificates of deposits with maturities greater than 1 year.

Borrowing capacity

In November 2010, we replaced our previous credit facility with a new $500 million unsecured credit facility ("the credit facility") with various banks, of which $100 million may be used for issuances of letters of credit. The credit facility is available for working capital, capital expenditures and other corporate purposes, including acquisitions and share repurchases and is currently set to mature in November 2014. Starbucks has the option, subject to negotiation and agreement with the related banks, to increase the maximum commitment amount by an additional $500 million. The interest rate for any borrowings under the credit facility, based on Starbucks current ratings and fixed charge coverage ratio, is 0.85% over LIBOR. The specific spread over LIBOR will depend upon our long-term credit ratings assigned by Moody's and Standard & Poor's rating agencies and our fixed charge coverage ratio. The credit facility contains provisions requiring us to maintain compliance with certain covenants, including a minimum fixed charge coverage ratio, which measures our ability to cover financing expenses. As of September 30, 2012 and October 2, 2011, we were in compliance with each of these covenants.

Under our commercial paper program we may issue unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $500 million, with individual maturities that may vary, but not

exceed 397 days from the date of issue. The program is backstopped by the credit facility and the combined borrowing limit is $500 million for the commercial paper program and the credit facility. Starbucks may issue commercial paper from time to time, and the proceeds of the commercial paper financing may be used for working capital needs, capital expenditures and other corporate purposes, including acquisitions and share repurchases. During fiscal 2012 and fiscal 2011, there were no borrowings under the credit facility or commercial paper programs. As of September 30, 2012 and October 2, 2011, a total of $18 million and $17 million, respectively, in letters of credit were outstanding under the revolving credit facility.

The $550 million of 10-year 6.25% Senior Notes also require us to maintain compliance with certain covenants, including limits on future liens and sale and leaseback transactions on certain material properties. As of September 30, 2012 and October 2, 2011, we were in compliance with each of these covenants.

Use of Cash

We expect to use our cash and short-term investments, including any potential future borrowings under the credit facility and commercial paper program, to invest in our core businesses, including new product innovations and related marketing support, as well as other new business opportunities related to our core businesses. We believe that future cash flows generated from operations and existing cash and short-term investments both domestically and internationally will be sufficient to finance capital requirements for our core businesses in those respective markets as well as shareholder distributions for the foreseeable future.

We consider the majority of undistributed earnings of our foreign subsidiaries and equity investees as of September 30, 2012 to be indefinitely reinvested and, accordingly, no US income and foreign withholding taxes have been provided on such earnings. We have not, nor do we anticipate the need to, repatriate funds to the US to satisfy domestic liquidity needs; however, in the event that we need to repatriate all or a portion of our foreign cash to the US we would be subject to additional US income taxes, which could be material. We do not believe it is practical to calculate the potential tax impact of repatriation, as there is a significant amount of uncertainty around the calculation, including the availability and amount of foreign tax credits at the time of repatriation, tax rates in effect, and other indirect tax consequences associated with repatriation.

We may use our available cash resources to make proportionate capital contributions to our equity method and cost method investees. We may also seek strategic acquisitions to leverage existing capabilities and further build our business in support of our growth agenda. Acquisitions may include increasing our ownership interests in our equity method and cost method investees. Any decisions to increase such ownership interests will be driven by valuation and fit with our ownership strategy. Significant new joint ventures, acquisitions and/or other new business opportunities may require additional outside funding.

As discussed further in Note 15, we are in arbitration with Kraft Foods Global, Inc. ("Kraft") for a commercial dispute relating to a distribution agreement we previously held with Kraft. As a part of those proceedings Kraft has claimed damages inclusive of a premium and interest for terminating the arrangement. We believe we have valid claims of material breach by Kraft under the Agreement. We also believe Kraft's claim is highly inflated and based upon faulty analysis. However, should the arbitration result in an unfavorable outcome, we believe we have adequate liquidity.

Other than normal operating expenses, cash requirements for fiscal 2013 are expected to consist primarily of capital expenditures for remodeling and refurbishment of, and equipment upgrades for, existing company-operated stores; systems and technology investments in the stores and in the support infrastructure; new company-operated stores; and additional investments in manufacturing capacity. Total capital expenditures for fiscal 2013 are expected to be approximately $1.2 billion.

During the first three quarters of fiscal 2011, we declared and paid a cash dividend to shareholders of $0.13 per share. In the fourth quarter of fiscal 2011 and the first three quarters of fiscal 2012 we declared and paid a cash dividend of $0.17 per share. Cash dividends paid in fiscal 2012 and 2011 totaled $513 million and $390 million, respectively. In the fourth quarter, we declared a cash dividend of $0.21 per share to be paid on November 30, 2012 with an expected payout of $157 million.

During fiscal years 2012 and 2011, we repurchased 12 million and 16 million shares of common stock ($593 million and $556 million, respectively) under share repurchase authorizations. The number of remaining shares authorized for repurchase at September 30, 2012 totaled 12.1 million. On November 14, 2012, our Board of Directors authorized the repurchase of up to an additional 25 million shares under our share repurchase program.

Cash Flows

Cash provided by operating activities was $1.8 billion for fiscal year 2012, compared to $1.6 billion for fiscal year 2011. The slight increase was primarily attributable to an increase in net earnings in fiscal 2012. This was partially offset by a net increase in our working capital accounts, due primarily to increased payments on accounts payable.

Cash used by investing activities totaled $1.0 billion for fiscal years 2012 and 2011. Net cash proceeds on investment maturities were offset by an increase in capital expenditures, primarily for remodeling and renovating existing company-operated stores and opening new retail stores, the absence of cash proceeds from the sale of corporate real estate in the prior year and cash paid to acquire Evolution Fresh and Bay Bread, LLC (doing business as La Boulange) in the first and fourth quarters of fiscal 2012, respectively.

Cash used by financing activities for fiscal year 2012 totaled $746 million, compared to $608 million for fiscal year 2011. The increase was primarily due to an increase in cash returned to shareholders through higher dividend payments in fiscal 2012.

The following table summarizes our contractual obligations and borrowings as of September 30, 2012, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods (*in millions*):

	Payments Due by Period				
Contractual Obligations[1]	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating lease obligations[2]	$ 4,060.2	$ 787.9	$ 1,368.9	$ 934.9	$ 968.5
Purchase obligations[3]	911.0	727.9	170.0	13.1	—
Debt obligations[4]	722.0	34.4	68.8	618.8	—
Other obligations[5]	94.9	19.4	9.6	8.3	57.6
Total	$ 5,788.1	$ 1,569.6	$ 1,617.3	$ 1,575.1	$ 1,026.1

(1) Income tax liabilities for uncertain tax positions were excluded as we are not able to make a reasonably reliable estimate of the amount and period of related future payments. As of September 30, 2012, we had $78.4 million of gross unrecognized tax benefits for uncertain tax positions.

(2) Amounts include the direct lease obligations, excluding any taxes, insurance and other related expenses.

(3) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Starbucks and that specify all significant terms. Green coffee purchase commitments comprise 94% of total purchase obligations.

(4) Debt amounts include principal maturities and scheduled interest payments on our long-term debt.

(5) Other obligations include other long-term liabilities primarily consisting of asset retirement obligations, capital lease obligations and hedging instruments.

Starbucks currently expects to fund these commitments with operating cash flows generated in the normal course of business.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements relate to operating lease and purchase commitments detailed in the footnotes to the consolidated financial statements in this 10-K.

COMMODITY PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

Commodity price risk represents Starbucks primary market risk, generated by our purchases of green coffee and dairy products, among other things. We purchase, roast and sell high-quality whole bean *arabica* coffee and related products and risk arises from the price volatility of green coffee. In addition to coffee, we also purchase significant amounts of dairy products to support the needs of our company-operated stores. The price and availability of these commodities directly impacts our results of operations and can be expected to impact our future results of operations. For additional details see Product Supply in Item 1, as well as Risk Factors in Item 1A of this 10-K.

FINANCIAL RISK MANAGEMENT

Market risk is defined as the risk of losses due to changes in commodity prices, foreign currency exchange rates, equity security prices, and interest rates. We manage our exposure to various market-based risks according to a market price risk management policy. Under this policy, market-based risks are quantified and evaluated for potential mitigation strategies, such as entering into hedging transactions. The market price risk management policy governs how hedging instruments may be used to mitigate risk. Risk limits are set annually and prohibit speculative trading activity. We also monitor and limit the amount of associated counterparty credit risk. In general, hedging instruments do not have maturities in excess of five years.

The sensitivity analyses disclosed below provide only a limited, point-in-time view of the market risk of the financial instruments discussed. The actual impact of the respective underlying rates and price changes on the financial instruments may differ significantly from those shown in the sensitivity analyses.

Commodity Price Risk

We purchase commodity inputs, including coffee, dairy products and diesel that are used in our operations and are subject to price fluctuations that impact our financial results. In addition to fixed-price and price-to-be-fixed contracts for coffee purchases, we have entered into commodity hedges to manage commodity price risk using financial derivative instruments.

The following table summarizes the potential impact as of September 30, 2012 to Starbucks future net earnings and other comprehensive income ("OCI") from changes in commodity prices. The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items *(in millions)*:

	Increase/(Decrease) to Net Earnings		Increase/(Decrease) to OCI	
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate
Commodity hedges	$ 10	$ (10)	$ 13	$ (13)

Foreign Currency Exchange Risk

The majority of our revenue, expense and capital purchasing activities are transacted in US dollars. However, because a portion of our operations consists of activities outside of the US, we have transactions in other currencies, primarily the Canadian dollar, British pound, euro, and Japanese yen. As a result, we may engage in

transactions involving various derivative instruments to hedge revenues, inventory purchases, assets, and liabilities denominated in foreign currencies.

As of September 30, 2012, we had forward foreign exchange contracts that hedge portions of anticipated international revenue streams and inventory purchases. In addition, we had forward foreign exchange contracts that qualify as accounting hedges of our net investment in Starbucks Japan to minimize foreign currency exposure.

Starbucks also had forward foreign exchange contracts that are not designated as hedging instruments for accounting purposes (free standing derivatives), but which largely offset the financial impact of translating certain foreign currency denominated payables and receivables. Increases or decreases in the fair value of these derivatives are generally offset by corresponding decreases or increases in the US dollar value of our foreign currency denominated payables and receivables (*i.e.* "hedged items") that would occur within the period.

The following table summarizes the potential impact as of September 30, 2012 to Starbucks future net earnings and other comprehensive income ("OCI") from changes in the fair value of these derivative financial instruments due in turn to a change in the value of the US dollar as compared to the level of foreign exchange rates. The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items (*in millions*):

	Increase/(Decrease) to Net Earnings		Increase/(Decrease) to OCI	
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate
Foreign currency hedges	$ 8	$ (8)	$ 30	$ (30)

Equity Security Price Risk

We have minimal exposure to price fluctuations on equity mutual funds and equity exchange-traded funds within our trading portfolio. The trading securities approximate a portion of our liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in accrued compensation and related costs on the consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in net interest income and other in the consolidated statements of earnings. The offsetting changes in the MDCP liability are recorded in general and administrative expenses. We performed a sensitivity analysis based on a 10% change in the underlying equity prices of our investments as of September 30, 2012 and determined that such a change would not have a significant impact on the fair value of these instruments.

Interest Rate Risk

We utilize short-term and long-term financing and may use interest rate hedges to manage the effect of interest rate changes on our existing debt as well as the anticipated issuance of new debt. As of September 30, 2012 and October 2, 2011, we did not have any interest rate hedge agreements outstanding.

The following table summarizes the impact of a change in interest rates as of September 30, 2012 on the fair value of Starbucks debt *(in millions)*:

		Change in Fair Value	
	Fair Value	100 Basis Point Increase in Underlying Rate	100 Basis Point Decrease in Underlying Rate
Debt	$ 674	$ 29	$ (29)

Our available-for-sale securities comprise a diversified portfolio consisting mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are recorded on the consolidated balance sheets at fair value with unrealized gains and losses reported as a component

of accumulated other comprehensive income. We do not hedge the interest rate exposure on our available-for-sale securities. We performed a sensitivity analysis based on a 100 basis point change in the underlying interest rate of our available-for-sale securities as of September 30, 2012, and determined that such a change would not have a significant impact on the fair value of these instruments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and results and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

We consider financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies, the following policies involve a higher degree of judgment and/or complexity:

Asset Impairment

When facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable, we evaluate long-lived assets for impairment. We first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying value of the asset, we measure an impairment loss based on the asset's estimated fair value. For retail assets, the impairment test is performed at the individual store asset group level. The fair value of a store's assets is estimated using a discounted cash flow model based on internal projections. Key assumptions used in this calculation include revenue growth, operating expenses and a discount rate that we believe a buyer would assume when determining a purchase price for the store. Estimates of revenue growth and operating expenses are based on internal projections and consider a store's historical performance, local market economics and the business environment impacting the store's performance. These estimates are subjective and can be significantly impacted by changes in the business or economic conditions. For non-retail assets, fair value is determined using an approach that is appropriate based on the relevant facts and circumstances, which may include discounted cash flows, comparable transactions, or comparable company analyses.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting asset useful lives. Further, our ability to realize undiscounted cash flows in excess of the carrying values of our assets is affected by factors such as the ongoing maintenance and improvement of the assets, changes in economic conditions, and changes in operating performance. During the past three fiscal years, we have not made any material changes in the accounting methodology that we use to assess long-lived asset impairment loss. For the foreseeable future, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions that we use to calculate long-lived asset impairment losses. However, as we periodically reassess estimated future cash flows and asset fair values, changes in our estimates and assumptions may cause us to realize material impairment charges in the future.

Goodwill Impairment

We test goodwill for impairment on an annual basis during our third fiscal quarter, or more frequently if circumstances, such as material deterioration in performance or a significant number of store closures, indicate reporting unit carrying values may exceed their fair values. When evaluating goodwill for impairment, we first perform a qualitative assessment to determine if the fair value of the reporting unit is more likely than not greater than the carrying amount. If not, we calculate the implied estimated fair value of the reporting unit. If the carrying amount of goodwill exceeds the implied estimated fair value, an impairment charge is recorded to reduce the carrying value to the implied estimated fair value. The fair value of each of our reporting units is the price a

willing buyer would pay for the reporting unit and is typically calculated using a discounted cash flow model. Key assumptions used in this calculation include revenue growth, operating expenses and a discount rate that we believe a buyer would assume when determining a purchase price for the reporting unit. Estimates of revenue growth and operating expenses are based on internal projections considering a reporting unit's past performance and forecasted growth, local market economics and the local business environment impacting the reporting unit's performance. The discount rate is calculated using an estimated cost of capital for a retail operator to operate the reporting unit in the region. These estimates are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

Our impairment loss calculations contain uncertainties because they require management to make assumptions in the qualitative assessment of the reporting unit and require management to apply judgment to estimate the fair value of our reporting units, including estimating future cash flows, and if necessary, the fair value of a reporting units' assets and liabilities. Further, our ability to realize the future cash flows used in our fair value calculations is affected by factors such as changes in economic conditions, changes in our operating performance, and changes in our business strategies.

As a part of our ongoing operations, we may close certain stores within a reporting unit containing goodwill due to underperformance of the store or inability to renew our lease, among other reasons. We abandon certain assets associated with a closed store including leasehold improvements and other non-transferable assets. Under GAAP, when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with the business is included in the carrying amount of the business in determining any loss on disposal. Our evaluation of whether the portion of a reporting unit being disposed of constitutes a business occurs on the date of abandonment. Although an operating store meets the accounting definition of a business prior to abandonment, it does not constitute a business on the closure date because the remaining assets on that date do not constitute an integrated set of assets that are capable of being conducted and managed for the purpose of providing a return to investors. As a result, when closing individual stores, we do not include goodwill in the calculation of any loss on disposal of the related assets. As noted above, if store closures are indicative of potential impairment of goodwill at the reporting unit level, we perform an evaluation of our reporting unit goodwill when such closures occur.

During the past three fiscal years, we have not made any material changes in the accounting methodology that we use to assess goodwill impairment loss. For fiscal 2012, we determined the fair value of our reporting units was substantially in excess of their carrying values. Accordingly, we did not recognize any goodwill impairments during the current fiscal year. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions that we use to test for impairment losses on goodwill in the foreseeable future. However, as we periodically reassess our fair value calculations, including estimated future cash flows, changes in our estimates and assumptions may cause us to realize material impairment charges in the future.

Self Insurance Reserves

We use a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance entity and participation in a reinsurance treaty, to provide for the potential liabilities for certain risks, including workers' compensation, healthcare benefits, general liability, property insurance, and director and officers' liability insurance. Key assumptions used in the estimate of our self insurance reserves include the amount of claims incurred but not reported at the balance sheet date. These liabilities, which are associated with the risks that are retained by Starbucks are not discounted and are estimated, in part, by considering historical claims experience, demographic, exposure and severity factors, and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Our self-insurance reserves contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date. Periodically, we review our assumptions to determine the adequacy of our self-insurance reserves.

During the past three fiscal years, we have not made any material changes in the accounting methodology that we use to calculate our self-insurance reserves. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions that we use to calculate our self-insurance reserves for the foreseeable future. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

A 10% change in our self-insurance reserves at September 30, 2012 would have affected net earnings by approximately $10 million in fiscal 2012.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which we expect the temporary differences to reverse. We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized.

In addition, our income tax returns are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions taken and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our various tax filing positions; we recognize a tax benefit only if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities, based on the technical merits of our position. For uncertain tax positions that do not meet this threshold, we record a related liability. We adjust our unrecognized tax benefits liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when new information becomes available.

Income generated in certain foreign jurisdictions has not been subject to US income taxes. We intend to reinvest these earnings for the foreseeable future. If these amounts were distributed to the US, in the form of dividends or otherwise, we would be subject to additional US income taxes, which could be material. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Deferred tax asset valuation allowances and our liability for unrecognized tax benefits require significant management judgment regarding applicable statutes and their related interpretation, the status of various income tax audits, and our particular facts and circumstances. Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which a liability has been established, or are required to pay amounts in excess of our established liability, our effective income tax rate in a given financial statement period could be materially affected.

Litigation Accruals

We are involved in various claims and legal actions that arise in the ordinary course of business. Legal and other contingency reserves and related disclosures are based on our assessment of the likelihood of a potential loss and our ability to estimate the loss or range of loss, which includes consultation with outside legal counsel and advisors. We record reserves related to legal matters when it is probable that a loss has been incurred and the range of such loss can be reasonably estimated. Such assessments are reviewed each period and revised, based on current facts and circumstances and historical experience with similar claims, as necessary.

Our disclosures of and accruals for litigation claims, if any, contain uncertainties because management is required to use judgment to estimate the probability of a loss and a range of possible losses related to each claim. Note 15 to the consolidated financial statements describes the Company's legal and other contingent liability matters.

As we periodically review our assessments of litigation accruals, we may change our assumptions with respect to loss probabilities and ranges of potential losses. Any changes in these assumptions could have a material impact on our future results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the consolidated financial statements in this 10-K for a detailed description of recent accounting pronouncements. We do not expect these recently issued accounting pronouncements to have a material impact on our results of operations, financial condition, or liquidity in future periods.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information required by this item is incorporated by reference to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Commodity Prices, Availability and General Risk Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Risk Management" in Item 7 of this Report.

Item 8. ***Financial Statements and Supplementary Data***

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in millions, except per share data)

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Net revenues:			
Company-operated stores	$ 10,534.5	$ 9,632.4	$ 8,963.5
Licensed stores	1,210.3	1,007.5	875.2
CPG, foodservice and other	1,554.7	1,060.5	868.7
Total net revenues	13,299.5	11,700.4	10,707.4
Cost of sales including occupancy costs	5,813.3	4,915.5	4,416.5
Store operating expenses	3,918.1	3,594.9	3,471.9
Other operating expenses	429.9	392.8	279.7
Depreciation and amortization expenses	550.3	523.3	510.4
General and administrative expenses	801.2	749.3	704.6
Restructuring charges	—	—	53.0
Total operating expenses	11,512.8	10,175.8	9,436.1
Gain on sale of properties	—	30.2	—
Income from equity investees	210.7	173.7	148.1
Operating income	1,997.4	1,728.5	1,419.4
Interest income and other, net	94.4	115.9	50.3
Interest expense	(32.7)	(33.3)	(32.7)
Earnings before income taxes	2,059.1	1,811.1	1,437.0
Income taxes	674.4	563.1	488.7
Net earnings including noncontrolling interests	1,384.7	1,248.0	948.3
Net earnings (loss) attributable to noncontrolling interests	0.9	2.3	2.7
Net earnings attributable to Starbucks	$ 1,383.8	$ 1,245.7	$ 945.6
Earnings per share — basic	$ 1.83	$ 1.66	$ 1.27
Earnings per share — diluted	$ 1.79	$ 1.62	$ 1.24
Weighted average shares outstanding:			
Basic	754.4	748.3	744.4
Diluted	773.0	769.7	764.2
Cash dividends declared per share	$ 0.72	$ 0.56	$ 0.36

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	Sep 30, 2012	Oct 2, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,188.6	$ 1,148.1
Short-term investments	848.4	902.6
Accounts receivable, net	485.9	386.5
Inventories	1,241.5	965.8
Prepaid expenses and other current assets	196.5	161.5
Deferred income taxes, net	238.7	230.4
Total current assets	4,199.6	3,794.9
Long-term investments — available-for-sale securities	116.0	107.0
Equity and cost investments	459.9	372.3
Property, plant and equipment, net	2,658.9	2,355.0
Other assets	385.7	409.6
Goodwill	399.1	321.6
TOTAL ASSETS	$ 8,219.2	$ 7,360.4
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 398.1	$ 540.0
Accrued liabilities	1,133.8	940.9
Insurance reserves	167.7	145.6
Deferred revenue	510.2	449.3
Total current liabilities	2,209.8	2,075.8
Long-term debt	549.6	549.5
Other long-term liabilities	345.3	347.8
Total liabilities	3,104.7	2,973.1
Shareholders' equity:		
Common stock ($0.001 par value) — authorized, 1,200.0 shares; issued and outstanding, 749.3 and 744.8 shares, respectively (includes 3.4 common stock units in both periods)	0.7	0.7
Additional paid-in capital	39.4	40.5
Retained earnings	5,046.2	4,297.4
Accumulated other comprehensive income	22.7	46.3
Total shareholders' equity	5,109.0	4,384.9
Noncontrolling interests	5.5	2.4
Total equity	5,114.5	4,387.3
TOTAL LIABILITIES AND EQUITY	$ 8,219.2	$ 7,360.4

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
OPERATING ACTIVITIES:			
Net earnings including noncontrolling interests	$ 1,384.7	$ 1,248.0	$ 948.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	580.6	550.0	540.8
Gain on sale of properties	—	(30.2)	—
Deferred income taxes, net	61.1	106.2	(42.0)
Income earned from equity method investees, net of distributions	(49.3)	(32.9)	(17.2)
Gain resulting from acquisition of joint ventures	—	(55.2)	(23.1)
Stock-based compensation	153.6	145.2	113.6
Other	23.6	33.3	75.5
Cash provided/(used) by changes in operating assets and liabilities:			
Accounts receivable	(90.3)	(88.7)	(33.4)
Inventories	(273.3)	(422.3)	123.2
Accounts payable	(105.2)	227.5	(3.6)
Accrued liabilities and insurance reserves	23.7	(81.8)	(18.7)
Deferred revenue	60.8	35.8	24.2
Prepaid expenses, other current assets and other assets	(19.7)	(22.5)	17.3
Net cash provided by operating activities	1,750.3	1,612.4	1,704.9
INVESTING ACTIVITIES:			
Purchase of investments	(1,748.6)	(966.0)	(549.0)
Maturities and calls of investments	1,796.4	430.0	209.9
Acquisitions, net of cash acquired	(129.1)	(55.8)	(12.0)
Additions to property, plant and equipment	(856.2)	(531.9)	(445.8)
Cash proceeds from sale of property, plant, and equipment	5.3	117.4	5.1
Other	(41.8)	(13.2)	2.3
Net cash used by investing activities	(974.0)	(1,019.5)	(789.5)
FINANCING ACTIVITIES:			
(Payments)/proceeds from short-term borrowings	(30.8)	30.8	—
Purchase of noncontrolling interest	—	(27.5)	(45.8)
Proceeds from issuance of common stock	236.6	250.4	132.8
Excess tax benefit from exercise of stock options	169.8	103.9	36.9
Cash dividends paid	(513.0)	(389.5)	(171.0)
Repurchase of common stock	(549.1)	(555.9)	(285.6)
Minimum tax withholdings on share-based awards	(58.5)	(15.0)	(4.9)
Other	(0.5)	(5.2)	(8.4)
Net cash used by financing activities	(745.5)	(608.0)	(346.0)
Effect of exchange rate changes on cash and cash equivalents	9.7	(0.8)	(5.2)
Net increase (decrease) in cash and cash equivalents	40.5	(15.9)	564.2
CASH AND CASH EQUIVALENTS:			
Beginning of period	1,148.1	1,164.0	599.8
End of period	$ 1,188.6	$ 1,148.1	$ 1,164.0
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest, net of capitalized interest	$ 34.4	$ 34.4	$ 32.0
Income taxes	$ 416.9	$ 350.1	$ 527.0

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Shareholders' Equity	Noncontrolling Interest	Total
	Shares	Amount						
Balance, September 27, 2009	742.9	$ 0.7	$ 186.4	$ 2,793.2	$ 65.4	$ 3,045.7	$ 11.2	$ 3,056.9
Net earnings	—	—	—	945.6	—	945.6	2.7	948.3
Unrealized holding loss, net	—	—	—	—	(17.0)	(17.0)	—	(17.0)
Translation adjustment, net of tax	—	—	—	—	8.8	8.8	—	8.8
Comprehensive income						937.4	2.7	940.1
Stock-based compensation expense	—	—	115.6	—	—	115.6	—	115.6
Exercise of stock options, including tax benefit of $27.7	10.1	—	137.5	—	—	137.5	—	137.5
Sale of common stock, including tax benefit of $0.1	0.8	—	18.5	—	—	18.5	—	18.5
Repurchase of common stock	(11.2)	—	(285.6)	—	—	(285.6)	—	(285.6)
Net distributions to noncontrolling interests	—	—	—	—	—	—	(0.8)	(0.8)
Cash dividend	—	—	—	(267.6)	—	(267.6)	—	(267.6)
Purchase of noncontrolling interests	—	—	(26.8)	—	—	(26.8)	(5.5)	(32.3)
Balance, October 3, 2010	742.6	$ 0.7	$ 145.6	$ 3,471.2	$ 57.2	$ 3,674.7	$ 7.6	$ 3,682.3
Net earnings	—	—	—	1,245.7	—	1,245.7	2.3	1,248.0
Unrealized holding loss, net	—	—	—	—	(4.4)	(4.4)	—	(4.4)
Translation adjustment, net of tax	—	—	—	—	(6.5)	(6.5)	—	(6.5)
Comprehensive income						1,234.8	2.3	1,237.1
Stock-based compensation expense	—	—	147.2	—	—	147.2	—	147.2
Exercise of stock options, including tax benefit of $96.1	17.3	—	312.5	—	—	312.5	—	312.5
Sale of common stock, including tax benefit of $0.1	0.5	—	19.1	—	—	19.1	—	19.1
Repurchase of common stock	(15.6)	—	(555.9)	—	—	(555.9)	—	(555.9)
Cash dividend	—	—	—	(419.5)	—	(419.5)	—	(419.5)
Purchase of noncontrolling interests	—	—	(28.0)	—	—	(28.0)	(7.5)	(35.5)
Balance, October 2, 2011	744.8	$ 0.7	$ 40.5	$ 4,297.4	$ 46.3	$ 4,384.9	$ 2.4	$ 4,387.3
Net earnings	—	—	—	1,383.8	—	1,383.8	0.9	1,384.7
Unrealized holding loss, net	—	—	—	—	(26.4)	(26.4)	—	(26.4)
Translation adjustment, net of tax	—	—	—	—	2.8	2.8	—	2.8
Comprehensive income						1,360.2	0.9	1,361.1
Stock-based compensation expense	—	—	155.2	—	—	155.2	—	155.2
Exercise of stock options, including tax benefit of $167.3	16.5	—	326.1	—	—	326.1	—	326.1
Sale of common stock, including tax benefit of $0.2	0.3	—	19.5	—	—	19.5	—	19.5
Repurchase of common stock	(12.3)	—	(501.9)	(91.3)	—	(593.2)	—	(593.2)
Cash dividend	—	—	—	(543.7)	—	(543.7)	—	(543.7)
Non-controlling interest resulting from acquisition	—	—	—	—	—	—	2.2	2.2
Balance, September 30, 2012	749.3	$ 0.7	$ 39.4	$ 5,046.2	$ 22.7	$ 5,109.0	$ 5.5	$ 5,114.5

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years ended September 30, 2012, October 2, 2011 and October 3, 2010

Note 1: Summary of Significant Accounting Policies

Description of Business

We purchase and roast high-quality coffees that we sell, along with handcrafted coffee and tea beverages and a variety of fresh food items, through our company-operated stores. We also sell a variety of coffee and tea products and license our trademarks through other channels such as licensed stores, grocery and national foodservice accounts.

In this 10-K, Starbucks Corporation (together with its subsidiaries) is referred to as "Starbucks," the "Company," "we," "us" or "our."

We have four reportable operating segments: Americas; Europe, Middle East, and Africa, collectively referred to as "EMEA;" China / Asia Pacific ("CAP") and Channel Development. Our Seattle's Best Coffee operating segment is reported in "Other" with Evolution Fresh, our Digital Ventures business and unallocated corporate expenses.

Additional details on the nature of our business and our reportable operating segments are in Item 1 of this 10-K.

Principles of Consolidation

The consolidated financial statements reflect the financial position and operating results of Starbucks, including wholly owned subsidiaries and investees that we control. Investments in entities that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which we do not have the ability to exercise significant influence are accounted for under the cost method. Intercompany transactions and balances have been eliminated.

Fiscal Year End

Our fiscal year ends on the Sunday closest to September 30. Fiscal years 2012 and 2011 included 52 weeks. Fiscal year 2010 included 53 weeks, with the 53rd week falling in the fourth fiscal quarter.

Estimates and Assumptions

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include, but are not limited to, estimates for asset and goodwill impairments, stock-based compensation forfeiture rates, future asset retirement obligations, and inventory reserves; assumptions underlying self-insurance reserves and income from unredeemed stored value cards; and the potential outcome of future tax consequences of events that have been recognized in the financial statements. Actual results and outcomes may differ from these estimates and assumptions.

Cash and Cash Equivalents

We consider all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are valued using active markets for identical assets. We maintain cash and cash equivalent balances with financial institutions that exceed federally insured limits. We have not experienced any losses related to these balances and we believe credit risk to be minimal.

Our cash management system provides for the funding of all major bank disbursement accounts on a daily basis as checks are presented for payment. Under this system, outstanding checks are in excess of the cash balances at

certain banks, which creates book overdrafts. Book overdrafts are presented as a current liability in accounts payable on the consolidated balance sheets.

Short-term and Long-term Investments

Our short-term and long-term investments consist primarily of investment grade debt securities, including some auction rate securities, all of which are classified as available-for-sale. Also included in our available-for-sale investment portfolio are certificates of deposit placed through an account registry service. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Available-for-sale securities with remaining maturities of less than one year and those identified by management at the time of purchase to be used to fund operations within one year are classified as short term. All other available-for-sale securities, including all of our auction rate securities, are classified as long term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. We review several factors to determine whether a loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near term prospects of the issuer, and whether we have the intent to sell or will likely be required to sell before the securities anticipated recovery, which may be at maturity. Realized gains and losses are accounted for using the specific identification method. Purchases and sales are recorded on a trade date basis.

We also have a trading securities portfolio, which is comprised of marketable equity mutual funds and equity exchange-traded funds. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings.

Fair Value

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For financial instruments and investments that we record or disclose at fair value, we determine fair value based upon the quoted market price as of the last day of the fiscal period, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or using a variety of other valuation methodologies. We determine fair value of our auction rate securities using an internally developed valuation model, using inputs that include interest rate curves, credit and liquidity spreads, and effective maturity.

The carrying value of cash and cash equivalents approximates fair value because of the short-term nature of these instruments. The fair value of our long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

We measure our equity and cost method investments at fair value on a nonrecurring basis when they are determined to be other-than temporarily impaired. Fair values are determined using available quoted market prices or discounted cash flows.

Derivative Instruments

We manage our exposure to various risks within the consolidated financial statements according to a market price risk management policy. Under this policy, we may engage in transactions involving various derivative instruments to hedge interest rates, commodity prices and foreign currency denominated revenues, purchases, assets and liabilities. We generally do not enter into derivative instruments with maturities longer than five years.

We enter into fixed-price and price-to-be-fixed coffee purchase commitments. Price-to-be-fixed contracts are purchase commitments whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. For these types of contracts, either Starbucks or the seller has the option to "fix" the base "C" coffee commodity price prior to the delivery date. For both fixed-price and price-to-be-fixed purchase commitments, we expect to take delivery of and to utilize the coffee in a reasonable period of time and in the conduct of normal business. Accordingly, these purchase commitments qualify as normal purchases and are not recorded at fair value on our balance sheets.

We record all derivatives on the balance sheets at fair value. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into net earnings when the hedged exposure affects net earnings. For a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of OCI.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. We classify the cash flows from hedging transactions in the same categories as the cash flows from the respective hedged items. Once established, cash flow hedges are generally not removed until maturity unless an anticipated transaction is no longer likely to occur. For discontinued or dedesignated cash flow hedges, the related accumulated derivative gains or losses are recognized in net interest income and other on the consolidated statements of earnings.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. For net investment hedges, the spot-to-spot method is used to calculate effectiveness. Under this method, the change in fair value of the forward contract attributable to the changes in spot exchange rates (the effective portion) is reported as a component of OCI. The remaining change in fair value of the forward contract (the ineffective portion) is reclassified into net earnings. Any ineffectiveness is recognized immediately in net interest income and other on the consolidated statements of earnings.

Certain foreign currency forward contracts, commodity swap contracts, and futures contracts are not designated as hedging instruments for accounting purposes. These contracts are recorded at fair value, with the changes in fair value recognized in net interest income and other on the consolidated statements of earnings.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is calculated based on historical experience, customer credit risk and application of the specific identification method. As of September 30, 2012, October 2, 2011, and October 3, 2010, the allowance for doubtful accounts was $5.6 million, $3.3 million, and $3.3 million respectively.

Inventories

Inventories are stated at the lower of cost (primarily moving average cost) or market. We record inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. As of September 30, 2012, October 2, 2011, and October 3, 2010, inventory reserves were $22.6 million, $19.5 million, and $18.1 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from 2 to 15 years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally 10 years . For leases with renewal periods at our option, we generally use the original lease term, excluding renewal option periods, to determine estimated useful lives. If failure to exercise a renewal option imposes an economic penalty to us, we may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of the appropriate estimated useful lives. The portion of depreciation expense related to production and distribution facilities is included in cost of sales including occupancy costs on the consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss recognized in net earnings.

Goodwill

We test goodwill for impairment on an annual basis during our third fiscal quarter, or more frequently if circumstances, such as material deterioration in performance or a significant number of store closures, indicate reporting unit carrying values may exceed their fair values. When evaluating goodwill for impairment, we first perform a qualitative assessment to determine if the fair value of the reporting unit is more likely than not greater than the carrying amount. If not, we calculate the implied estimated fair value of the reporting unit. If the carrying amount of goodwill exceeds the implied estimated fair value, an impairment charge to current operations is recorded to reduce the carrying value to the implied estimated fair value.

As a part of our ongoing operations, we may close certain stores within a reporting unit containing goodwill due to underperformance of the store or inability to renew our lease, among other reasons. We abandon certain assets associated with a closed store including leasehold improvements and other non-transferable assets. Under GAAP, when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with the business is included in the carrying amount of the business in determining any loss on disposal. Our evaluation of whether the portion of a reporting unit being disposed of constitutes a business occurs on the date of abandonment. Although an operating store meets the accounting definition of a business prior to abandonment, it does not constitute a business on the closure date because the remaining assets on that date do not constitute an integrated set of assets that are capable of being conducted and managed for the purpose of providing a return to investors. As a result, when closing individual stores, we do not include goodwill in the calculation of any loss on disposal of the related assets. As noted above, if store closures are indicative of potential impairment of goodwill at the reporting unit level, we perform an evaluation of our reporting unit goodwill when such closures occur. During Fiscal 2012 and fiscal 2011 we recorded no impairment charges and recorded $1.6 million in fiscal 2010.

Other Intangible Assets

Other intangible assets consist primarily of trademarks with indefinite lives, which are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Definite-lived intangible assets, which mainly consist of contract-based patents and copyrights, are amortized over their estimated useful lives, and are tested for impairment when facts and circumstances indicate that the carrying values may not be recoverable. Based on the impairment tests performed, there was no impairment of other intangible assets in fiscal 2012, 2011, and 2010.

Long-lived Assets

When facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable, we evaluate long-lived assets for impairment. We first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss based on the asset's estimated fair value. The fair value of the assets is estimated using a discounted cash flow model based on forecasted future revenues and operating costs, using internal projections. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for company-operated store assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount, or fair value less estimated costs to sell.

We recognized net impairment and disposition losses of $31.7 million, $36.2 million, and $67.7 million in fiscal 2012, 2011, and 2010, respectively, primarily due to underperforming company-operated stores. Depending on the underlying asset that is impaired, these losses may be recorded in any one of the operating expense lines on the consolidated statements of earnings: for retail operations, the net impairment and disposition losses are recorded in store operating expenses and for all other operations, these losses are recorded in cost of sales including occupancy costs, other operating expenses, or general and administrative expenses.

Insurance Reserves

We use a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance entity and participation in a reinsurance treaty, to provide for the potential liabilities for certain risks, including workers' compensation, healthcare benefits, general liability, property insurance, and director and officers' liability insurance. Liabilities associated with the risks that are retained by us are not discounted and are estimated, in part, by considering historical claims experience, demographic, exposure and severity factors, and other actuarial assumptions.

Revenue Recognition

Consolidated revenues are presented net of intercompany eliminations for wholly owned subsidiaries and investees controlled by us and for licensees accounted for under the equity method, based on our percentage ownership. Additionally, consolidated revenues are recognized net of any discounts, returns, allowances and sales incentives, including coupon redemptions and rebates.

Company-operated Stores Revenues

Company-operated store revenues are recognized when payment is tendered at the point of sale. Retail store revenues are reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Licensed Stores Revenues

Licensed stores revenues consist of product sales to licensed stores, as well as royalties and other fees paid by licensees to use the Starbucks brand. Sales of coffee, tea and related products are generally recognized upon shipment to licensees, depending on contract terms. Shipping charges billed to licensees are also recognized as revenue, and the related shipping costs are included in cost of sales including occupancy costs on the consolidated statements of earnings.

Initial nonrefundable development fees for licensed stores are recognized upon substantial performance of services for new market business development activities, such as initial business, real estate and store development planning, as well as providing operational materials and functional training courses for opening new licensed retail markets. Additional store licensing fees are recognized when new licensed stores are opened. Royalty revenues based upon a percentage of reported sales and other continuing fees, such as marketing and service fees, are recognized on a monthly basis when earned.

CPG, Foodservice and Other Revenues

CPG, foodservice and other revenues primarily consist of domestic and international sales of packaged coffee and tea as well as a variety of ready-to-drink beverages and single-serve coffee and tea products to grocery, warehouse club and specialty retail stores, sales to our national foodservice accounts, and revenues from sales of products to and license revenues from manufacturers that produce and market Starbucks and Seattle's Best Coffee branded products through licensing agreements. Sales of coffee, tea, ready-to-drink beverages and related products to grocery and warehouse club stores are generally recognized when received by the customer or distributor, depending on contract terms. We maintain a sales return allowance to reduce packaged goods revenues for estimated future product returns based on historical patterns. Revenues are recorded net of sales discounts given to customers for trade promotions and payments to customers for product placement in our customers' stores.

Revenues from sales of products to manufacturers that produce and market Starbucks and Seattle's Best Coffee branded products through licensing agreements are generally recognized when the product is received by the manufacturer or distributor. License revenues from manufacturers are based on a percentage of sales and are recognized on a monthly basis when earned. National foodservice account revenues are recognized when the product is received by the customer or distributor.

Stored Value Cards

Revenues from our stored value cards, primarily Starbucks Cards, are recognized when redeemed or when the likelihood of redemption, based on historical experience, is deemed to be remote. Outstanding customer balances are included in deferred revenue on the consolidated balance sheets. There are no expiration dates on our stored value cards, and we do not charge any service fees that cause a decrement to customer balances. While we will continue to honor all stored value cards presented for payment, management may determine the likelihood of redemption to be remote for certain cards due to long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under unclaimed property laws, card balances may then be recognized in the consolidated statements of earnings, in net interest income and other. For the fiscal years ended September 30, 2012, October 2, 2011, and October 3, 2010, income recognized on unredeemed stored value card balances was $65.8 million, $46.9 million, and $31.2 million, respectively. In fiscal 2012, we recognized additional income associated with unredeemed gift cards due to a recent court ruling relating to state unclaimed property laws.

Customers in the US, Canada, and the UK who register their Starbucks Card are automatically enrolled in the My Starbucks Reward program and earn points ("Stars") with each purchase. Reward program members receive various benefits depending on the number of Stars earned in a 12-month period. The value of Stars earned by our program members towards free product is included in deferred revenue and recorded as a reduction in revenue at the time the Stars are earned, based on the value of Stars that are projected to be redeemed.

Marketing & Advertising

Our annual marketing expenses include many components, one of which is advertising costs. We expense most advertising costs as they are incurred, except for certain production costs that are expensed the first time the advertising campaign takes place.

Annual marketing expenses totaled $277.9 million, $244.0 million, and $198.7 million in fiscal 2012, 2011, and 2010, respectively. Included in these costs were advertising expenses, which totaled $182.4 million, $141.4 million, and $176.2 million in fiscal 2012, 2011, and 2010, respectively.

Store Preopening Expenses

Costs incurred in connection with the start-up and promotion of new store openings are expensed as incurred.

Operating Leases

We lease retail stores, roasting, distribution and warehouse facilities, and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, we record a deferred rent liability on the consolidated balance sheets and amortize the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of earnings.

For premiums paid upfront to enter a lease agreement, we record a deferred rent asset on the consolidated balance sheets and then amortize the deferred rent over the terms of the leases as additional rent expense on the consolidated statements of earnings.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of earnings.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. We record a contingent rent liability on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when we determine that achieving the specified levels during the fiscal year is probable.

When ceasing operations in company-operated stores under operating leases, in cases where the lease contract specifies a termination fee due to the landlord, we record such expense at the time written notice is given to the landlord. In cases where terms, including termination fees, are yet to be negotiated with the landlord, we will record the expense upon signing of an agreement with the landlord. In cases where the landlord does not allow us to prematurely exit the lease, but allows for subleasing, we estimate the fair value of any sublease income that can be generated from the location and expense the present value of the excess of remaining lease payments to the landlord over the projected sublease income at the cease-use date.

Asset Retirement Obligations

We recognize a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. Our AROs are primarily associated with leasehold improvements, which, at the end of a lease, we are contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, we record an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is estimated based on a number of assumptions requiring management's judgment, including store closing costs, cost inflation rates and discount rates, and is accreted to its projected future value over time. The capitalized asset is depreciated using the same depreciation convention as leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statements of earnings. As of September 30, 2012 and October 2, 2011, our net ARO asset included in property, plant and equipment was $8.8 million and $11.8 million, respectively, and our net ARO liability included in other long-term liabilities was $42.6 million and $50.1 million, respectively.

Stock-based Compensation

We maintain several equity incentive plans under which we may grant non-qualified stock options, incentive stock options, restricted stock, restricted stock units ("RSUs") or stock appreciation rights to employees, non-employee directors and consultants. We also have employee stock purchase plans ("ESPP"). RSUs issued by us are equivalent to nonvested shares under the applicable accounting guidance. We record stock-based compensation expenses based on the fair value of stock awards at the grant date and recognize the expense over the related service period following a graded vesting expense schedule. For stock option awards we use the Black-Scholes-Merton option pricing model to measure fair value. For restricted stock units, fair value is calculated using the stock price at the date of grant.

Foreign Currency Translation

Our international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income on the consolidated balance sheets.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the

tax position will be sustained on examination by the relevant taxing authorities, based on the technical merits of our position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Starbucks recognizes interest and penalties related to income tax matters in income tax expense.

Earnings per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock and the effect of dilutive potential common shares outstanding during the period, calculated using the treasury stock method. Dilutive potential common shares include outstanding stock options and RSUs. Performance-based RSUs are considered dilutive when the related performance criterion has been met.

Common Stock Share Repurchases

We may repurchase shares of Starbucks common stock under a program authorized by our Board of Directors, including pursuant to a contract, instruction or written plan meeting the requirements of Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934. Under applicable Washington State law, shares repurchased are retired and not displayed separately as treasury stock on the financial statements. Instead, the par value of repurchased shares is deducted from common stock and the excess repurchase price over par value is deducted from additional paid-in capital and from retained earnings, once additional paid-in capital is depleted.

Recent Accounting Pronouncements

In July 2012, the FASB issued guidance that revises the requirements around how entities test indefinite-lived intangible assets, other than goodwill, for impairment. The guidance allows companies to perform a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. The guidance will become effective for us at the beginning of our first quarter of fiscal 2013. The adoption of this guidance will not have a material impact on our financial statements.

In September 2011, the FASB issued guidance that revises the requirements around how entities test goodwill for impairment. The guidance allows companies to perform a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. We early-adopted this guidance effective for our fiscal 2012 annual goodwill impairment test, which we performed during the third fiscal quarter. The adoption of this guidance will result in a change in how we perform our goodwill impairment assessment; however, it will not have a material impact on our financial statements.

In June 2011, the FASB issued guidance that revises the manner in which entities present comprehensive income in their financial statements. The guidance requires entities to report the components of comprehensive income in either a single, continuous statement or two separate but consecutive statements. The guidance will become effective for us at the beginning of our first quarter of fiscal 2013. The adoption of this new guidance will result in a change in how we present the components of comprehensive income, which is currently presented within our consolidated statements of equity.

In May 2011, the FASB issued guidance to amend the fair value measurement and disclosure requirements. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion around the sensitivity of the measurements. This guidance became effective for us at the beginning of our second quarter of fiscal 2012. The adoption of this new guidance did not have a material impact on our financial statements.

Reclassifications

Change in shared service allocations

Effective at the beginning of fiscal 2012, we implemented the previously announced strategic realignment of our organizational structure designed to accelerate our global growth strategy. A president for each region, reporting directly to our chief executive officer, now oversees the company-operated retail business working closely with both the licensed and joint-venture business partners in each market. The regional presidents also work closely with our Channel Development team to continue building out our brands and channels in each region.

In connection with the changes to our organizational structure and reporting, we have changed the accountability for, and reporting of, certain indirect overhead costs. Certain indirect merchandising, manufacturing costs and back-office shared service costs, which were previously allocated to segment level costs of sales and operating expenses, are now managed at a corporate level and will be reported within unallocated corporate expenses. These expenses have therefore been removed from the segment level financial results. In order to conform prior period classifications with the new alignment, the historical consolidated financial statements have been recast with the following adjustments to previously reported amounts (in millions):

	Year Ended October 2, 2011		
	As Filed	Reclass	As Adjusted
Total net revenues	$ 11,700.4	$ —	$ 11,700.4
Cost of sales including occupancy costs	4,949.3	(33.8)	4,915.5
Store operating expenses	3,665.1	(70.2)	3,594.9
Other operating expenses	402.0	(9.2)	392.8
Depreciation and amortization expenses	523.3	—	523.3
General and administrative expenses	636.1	113.2	749.3
Total operating expenses	10,175.8	—	10,175.8
Gain on sale of properties	30.2	—	30.2
Income from equity investees	173.7	—	173.7
Operating income	$ 1,728.5	$ —	$ 1,728.5

	Year Ended October 3, 2010		
	As Filed	Reclass	As Adjusted
Total net revenues	$ 10,707.4	$ —	$ 10,707.4
Cost of sales including occupancy costs	4,458.6	(42.1)	4,416.5
Store operating expenses	3,551.4	(79.5)	3,471.9
Other operating expenses	293.2	(13.5)	279.7
Depreciation and amortization expenses	510.4	—	510.4
General and administrative expenses	569.5	135.1	704.6
Restructuring charges	53.0	—	53.0
Total operating expenses	9,436.1	—	9,436.1
Income from equity investees	148.1	—	148.1
Operating income	$ 1,419.4	$ —	$ 1,419.4

There was no impact on consolidated net revenues, total operating expenses, operating income, or net earnings as a result of this change. Additional discussion regarding the change in our organizational structure and segment results is included at Note 17.

Change in revenue presentation

In the second quarter of fiscal 2011, concurrent with the change in our distribution method for packaged coffee and tea in the US, we revised the presentation of revenues. Non-retail licensing revenues were reclassified on the consolidated financial statements to the renamed "CPG, foodservice and other" revenue line, which includes revenues from our direct sale of packaged coffee and tea as well as licensing revenues received under the previous distribution arrangement. The previous "Licensing" revenue line now includes only licensed store revenue and therefore has been renamed "Licensed stores." For fiscal 2010, $465.7 million was reclassified from the previously named Licensing revenue to CPG, foodservice and other revenue. There was no impact to consolidated or segment total net revenues from this change in presentation.

Note 2: Acquisitions

On July 3, 2012, we acquired 100% ownership interest in Bay Bread, LLC and its La Boulange bakery brand (collectively "La Boulange"), to elevate our core food offerings and build a premium, artisanal bakery brand. We acquired La Boulange for a purchase price of approximately $100 million in cash. The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed on the closing date (in millions):

	Fair Value at July 3, 2012
Property, plant and equipment	$ 18.1
Intangible assets	24.3
Goodwill	58.7
Other current and noncurrent assets	5.1
Current liabilities	(6.4)
Total cash paid	$ 99.8

The assets acquired and liabilities assumed are included in our Americas operating segment. Other current assets acquired primarily include cash, trade receivables, and inventory. In addition, we assumed various current liabilities primarily consisting of accounts payable and accrued payroll related liabilities. The intangible assets acquired as part of the transaction include the La Boulange trade name and proprietary recipes and processes. The La Boulange trade name was valued at $9.7 million and determined to have an indefinite life while the intangible asset relating to the proprietary recipes and processes was valued at $14.6 million and will be amortized over a period of 10 years. The $58.7 million of goodwill is deductible for income tax purposes and was allocated to our Americas operating segment.

On November 10, 2011, we acquired the outstanding shares of Evolution Fresh, Inc., a super-premium juice company, to expand our portfolio of product offerings and enter into the super-premium juice market. We acquired Evolution Fresh for a purchase price of $30 million in cash. The fair value of the net assets acquired on the acquisition date included $18 million of goodwill. Evolution Fresh is its own operating segment and is reported in "Other" along with our Seattle's Best Coffee operating segment, our Digital Ventures business, and unallocated corporate expenses.

In the fourth quarter of fiscal 2011, we acquired the 50% ownership interest in Switzerland and Austria from our joint venture partner, Marinopoulos Holdings S.A.R.L, converting these markets to 100% owned company-operated markets, for a purchase price of $65.5 million. As a result of this acquisition, we adjusted the carrying value of our previous equity investment to fair value, resulting in a gain of approximately $55 million which was included in net interest income and other on our consolidated statements of earnings. The fair value of 100% of the net assets of these markets on the acquisition date was $131.0 million and was recorded on our consolidated

balance sheets. Included in these net assets were $63.8 million of goodwill and $35.1 million in definite-lived intangible assets.

In the third quarter of fiscal 2011, we acquired the remaining 30% ownership of our business in the southern portion of China from our noncontrolling partner, Maxim's Caterers Limited (Maxim's). We simultaneously sold our 5% ownership interest in the Hong Kong market to Maxim's.

In the first quarter of fiscal 2010, we acquired 100% ownership of our business in France, converting it from a 50% joint venture with Sigla S.A. (Grupo Vips) of Spain to a company-operated market. We simultaneously sold our 50% ownership interests in the Spain and Portugal markets to Grupo Vips, converting them to licensed markets.

In the fourth quarter of fiscal 2010, we acquired 100% ownership of our business in Brazil, converting it from a 49% joint venture with Cafés Sereia do Brasil Participações S.A of Brazil to a company-operated market.

In the fourth quarter of fiscal 2010, we acquired 100% ownership of a previously consolidated 50% joint venture in the US with Johnson Coffee Corporation, Urban Coffee Opportunities ("UCO").

The following table shows the effects of the change in Starbucks ownership interest in UCO and our business in South China on Starbucks equity:

Fiscal Year Ended	September 30, 2012	October 2, 2011	October 3, 2010
Net earnings attributable to Starbucks	$ 1,383.8	$ 1,245.7	$ 945.6
Transfers (to) from the noncontrolling interest:			
Decrease in additional paid-in capital for purchase of interest in subsidiary	—	(28.0)	(26.8)
Change from net earnings attributable to Starbucks and transfers to noncontrolling interest	$ 1,383.8	$ 1,217.7	$ 918.8

Note 3: Derivative Financial Instruments

Foreign Currency

We enter into forward and swap contracts to hedge portions of cash flows of anticipated revenue streams and inventory purchases in currencies other than the entity's functional currency. Net derivative losses from cash flow hedges of $2.9 million and $11.1 million, net of taxes, were included in accumulated other comprehensive income as of September 30, 2012 and October 2, 2011, respectively. Of the net derivative losses accumulated as of September 30, 2012, $2.9 million pertains to derivative instruments that will be dedesignated as cash flow hedges within 12 months and will also continue to experience fair value changes before affecting earnings. Outstanding contracts will expire within 12 months.

We also enter into net investment derivative instruments to hedge our equity method investment in Starbucks Coffee Japan, Ltd., to minimize foreign currency exposure. Net derivative losses from net investment hedges of $33.6 million and $34.2 million, net of taxes, were included in accumulated other comprehensive income as of September 30, 2012 and October 2, 2011, respectively. Outstanding contracts will expire within 29 months.

In addition to the hedging instruments above, to mitigate the translation risk of certain balance sheet items, we enter into certain foreign currency swap contracts that are not designated as hedging instruments. These contracts are recorded at fair value, with the changes in fair value recognized in net interest income and other on the consolidated statements of earnings. Gains and losses from these instruments are largely offset by the financial impact of translating foreign currency denominated payables and receivables, which is also recognized in net interest income and other.

Coffee

Depending on market conditions, we also enter into futures contracts to hedge a portion of anticipated cash flows under our price-to-be-fixed green coffee contracts, which are described further in Note 1. Net derivative losses of $32.9 million, net of taxes, were included in accumulated other comprehensive income as of September 30, 2012 related to coffee hedges. Of the net derivative losses accumulated as of September 30, 2012, $26.9 million pertains to derivative instruments that will be dedesignated as cash flow hedges within 12 months and will also continue to experience fair value changes before affecting earnings. Outstanding contracts will expire within 15 months. There was insignificant coffee hedge activity in fiscal 2011.

Dairy

To mitigate the price uncertainty of a portion of our future purchases of dairy products, we enter into certain futures contracts that are not designated as hedging instruments. These contracts are recorded at fair value, with the changes in fair value recognized in net interest income and other. Gains and losses from these instruments are largely offset by price fluctuations on our dairy purchases which are included in cost of sales.

Diesel Fuel

To mitigate the price uncertainty of a portion of our future purchases of diesel fuel, we enter into certain swap contracts that are not designated as hedging instruments. These contracts are recorded at fair value, with the changes in fair value recognized in net interest income and other. Gains and losses from these instruments are largely offset by the financial impact of diesel fuel fluctuations on our shipping costs which are included in operating expenses.

The following table presents the pretax effect of derivative contracts designated as hedging instruments on earnings and other comprehensive income ("OCI") for fiscal years ending (*in millions*):

	Foreign Currency		**Coffee**	
	Sep 30, 2012	**Oct 2, 2011**	**Sep 30, 2012**	**Oct 2, 2011**
Cash Flow Hedges:				
Gain/(Loss) recognized in earnings	$ (11.5)	$ (15.9)	$ (3.4)	$ —
Gain/(Loss) recognized in OCI	$ (2.5)	$ (12.1)	$ (39.8)	$ —
Net Investment Hedges:				
Gain/(Loss) recognized in earnings	$ —	$ —		
Gain/(Loss) recognized in OCI	$ 1.1	$ (12.0)		

The amounts shown in the above table as recognized in earnings for foreign currency and coffee hedges represent the realized gains/(losses) reclassified from OCI to net earnings during the year. The amounts shown as recognized in OCI are prior to these reclassifications.

The following table presents the pretax effect of derivative contracts not designated as hedging instruments on earnings for fiscal years ending (*in millions*):

	Foreign Currency		**Coffee**		**Dairy**		**Diesel Fuel**	
	Sep 30, 2012	**Oct 2, 2011**	**Sep 30, 2012**	**Oct 2, 2011**	**Sep 30, 2012**	**Oct 2, 2011**	**Sep 30, 2012**	**Oct 2, 2011**
Gain/(Loss) recognized in earnings	$ (2.2)	$ 0.7	$ —	$ (0.9)	$ 7.8	$ 5.7	$ 3.1	$ 1.1

Notional amounts of outstanding derivative contracts (*in millions*):

	Sep 30, 2012	Oct 2, 2011
Foreign currency	$ 383	$ 499
Coffee	125	66
Dairy	72	10
Diesel fuel	$ 24	$ —

Note 4: Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis (in millions):

		Fair Value Measurements at Reporting Date Using		
	Balance at September 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents	$ 1,188.6	$ 1,188.6	$ —	$ —
Short-term investments:				
Available-for-sale securities				
Agency obligations	80.0	—	80.0	—
Commercial paper	103.9	—	103.9	—
Corporate debt securities	84.3	—	84.3	—
Government treasury securities	459.7	459.7	—	—
Certificates of deposit	62.9	—	62.9	—
Total available-for-sale securities	790.8	459.7	331.1	—
Trading securities	57.6	57.6	—	—
Total short-term investments	848.4	517.3	331.1	—
Long-term investments:				
Available-for-sale securities				
Agency obligations	14.0	—	14.0	—
Corporate debt securities	61.3	—	61.3	—
Auction rate securities	18.6	—	—	18.6
Certificates of deposit	22.1	—	22.1	—
Total long-term investments	116.0	—	97.4	18.6
Total	$ 2,153.0	$ 1,705.9	$ 428.5	$ 18.6
Liabilities:				
Short-term derivatives:				
Foreign Currency	$ 10.1	$ —	$ 10.1	$ —
Coffee	8.8	—	8.8	—
Total short-term derivatives	18.9	—	18.9	—
Long-term derivatives:				
Foreign Currency	3.0	—	3.0	—
Total long-term derivatives	3.0	—	3.0	—
Total	$ 21.9	$ —	$ 21.9	$ —

	Balance at October 2, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents	$ 1,148.1	$ 1,148.1	$ —	$ —
Short-term investments:				
Available-for-sale securities				
Agency obligations	20.0	—	20.0	—
Commercial paper	87.0	—	87.0	—
Corporate debt securities	78.0	—	78.0	—
Government treasury securities	606.0	606.0	—	—
Certificates of deposit	64.0	—	64.0	—
Total available-for-sale securities	855.0	606.0	249.0	—
Trading securities	47.6	47.6	—	—
Total short-term investments	902.6	653.6	249.0	—
Long-term investments:				
Available-for-sale securities				
Corporate debt securities	67.0	—	67.0	—
Auction rate securities	28.0	—	—	28.0
Certificates of deposit	12.0	—	12.0	—
Total long-term investments	107.0	—	79.0	28.0
Total	$ 2,157.7	$ 1,801.7	$ 328.0	$ 28.0
Liabilities:				
Short-term derivatives:				
Foreign Currency	$ 20.1	$ —	$ 20.1	$ —
Coffee	1.2	—	1.2	—
Total short-term derivatives	21.3	—	21.3	—
Long-term derivatives:				
Foreign Currency	9.9	—	9.9	—
Total long-term derivatives	9.9	—	9.9	—
Total	$ 31.2	$ —	$ 31.2	$ —

Short-term and long-term derivatives are included in other accrued liabilities and other long-term liabilities, respectively.

Gross unrealized holding gains and losses on investments were not material as of September 30, 2012 and October 2, 2011.

Available-for-sale Securities

Available-for-sale securities include government treasury securities, corporate and agency bonds, commercial paper, certificates of deposit placed through an account registry service and auction rate securities ("ARS").

Level 1: For government treasury securities, we use quoted prices in active markets for identical assets to determine fair value.

Level 2: For corporate and agency bonds, for which a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows, calculated by applying revenue multiples to estimate future operating results and using discount rates appropriate for the duration and the risks involved. Fair values for commercial paper are estimated using a discounted cash flow calculation that applies current imputed interest rates of similar securities. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to aggregate expected maturities.

Level 3: We determine fair value of our ARS using an internally developed valuation model, using inputs that include interest rate curves, credit and liquidity spreads, and effective maturity.

Proceeds from sales of available-for-sale securities were $5.0 million, $0.0 million, and $1.1 million in fiscal years 2012, 2011, and 2010, respectively. For fiscal years 2012, 2011, and 2010 realized gains and losses on sales and maturities were not material.

Certificates of deposit have maturity dates ranging from approximately one month to 2 years and principal amounts, that when aggregated with interest that will accrue over the investment term, will not exceed Federal Deposit Insurance Corporation limits. Certificates of deposit with original maturities of 90 days or less are included in cash and cash equivalents. The amounts invested in certificate of deposits that were included in cash and cash equivalents were $0.2 million and $4.2 million as of September 30, 2012 and October 2, 2011, respectively.

Long-term investments (except for ARS) generally mature within 3 years. ARS have long-dated maturities but provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals. Our ARS are collateralized by portfolios of student loans, substantially all of which are guaranteed by the United States Department of Education. Due to the auction failures that began in 2008, these securities became illiquid and were classified as long-term investments. The investment principal associated with the failed auctions will not be accessible until:

- successful auctions resume;
- an active secondary market for these securities develops;
- the issuers replace these securities with another form of financing; or
- final payments are made according to the contractual maturities of the debt issues which range from 18 to 32 years.

We do not intend to sell the ARS, nor is it likely we will be required to sell the ARS before their anticipated recovery, which may be at maturity.

Trading Securities

Trading securities include equity mutual funds and exchange-traded funds. For these securities, we use quoted prices in active markets for identical assets to determine fair value, thus these securities are considered Level 1 instruments. Our trading securities portfolio approximates a portion of the liability under the Management Deferred Compensation Plan ("MDCP"), a defined contribution plan. The corresponding deferred compensation liability of $94.8 million and $84.7 million as of September 30, 2012 and October 2, 2011, respectively, is included in accrued compensation and related costs on the consolidated balance sheets. The changes in net unrealized holding gains/losses in the trading portfolio included in earnings for fiscal years 2012 , 2011 and 2010 were a net gain of $10.9 million, a net loss of $2.1 million, and a net gain of $4.1 million, respectively.

Derivative Assets and Liabilities

Derivative assets and liabilities include foreign currency forward contracts, commodity swaps and futures contracts. Where applicable, we use quoted prices in active markets for identical derivative assets and liabilities that are traded on exchanges. Derivative assets and liabilities included in Level 2 are over-the-counter currency forward contracts and commodity swaps whose fair values are estimated using industry-standard valuation models. Such models project future cash flows and discount the future amounts to a present value using market-

based observable inputs, including interest rate curves and forward and spot prices for currencies and commodities.

Changes in Level 3 Instruments Measured at Fair Value on a Recurring Basis

Financial instruments measured using Level 3 inputs described above are comprised entirely of our ARS. Changes in this balance related primarily to calls of certain of our ARS. In fiscal 2012 and 2011, $10.7 million and $15.8 million, respectively, of our ARS were called at par.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities recognized or disclosed at fair value on a nonrecurring basis include items such as property, plant and equipment, goodwill and other intangible assets, equity and cost method investments, and other assets. These assets are measured at fair value if determined to be impaired.

During fiscal 2012 and 2011, we recognized fair market value adjustments with a charge to earnings for these assets as follows:

	Year Ended September 30, 2012		
	Carrying Value before adjustment	Fair value adjustment	Carrying value after adjustment
Property, plant and equipment [1]	$ 21.5	$ (14.4)	$ 7.1

	Year Ended October 2, 2011		
	Carrying Value before adjustment	Fair value adjustment	Carrying value after adjustment
Property, plant, and equipment [1]	$ 8.8	$ (5.9)	$ 2.9
Other assets [2]	$ 22.1	$ (22.1)	$ —

(1) These assets primarily consist of leasehold improvements in underperforming stores. The fair value was determined using a discounted cash flow model based on expected future store revenues and operating costs, using internal projections. The resulting impairment charge was included in store operating expenses.

(2) The fair value was determined using valuation techniques, including discounted cash flows, comparable transactions, and/or comparable company analyses. The resulting impairment charge was included in other operating expenses.

Fair Value of Other Financial Instruments

The estimated fair value of the $550 million of 6.25% Senior Notes based on the quoted market price (Level 2) was approximately $674 million and $648 million as of September 30, 2012 and October 2, 2011, respectively.

Note 5: Inventories *(in millions)*

	September 30, 2012	October 2, 2011
Coffee:		
Unroasted	$ 711.3	$ 431.3
Roasted	222.2	246.5
Other merchandise held for sale	181.6	150.8
Packaging and other supplies	126.4	137.2
Total	$ 1,241.5	$ 965.8

Other merchandise held for sale includes, among other items, serveware and tea. Inventory levels vary due to seasonality, commodity market supply and price fluctuations.

As of September 30, 2012, we had committed to purchasing green coffee totaling $557 million under fixed-price contracts and an estimated $297 million under price-to-be-fixed contracts. As of September 30, 2012, approximately $125 million of our price-to-be-fixed contracts were effectively fixed through the use of futures contracts. Until prices are fixed, we estimate the total cost of these purchase commitments. We believe, based on relationships established with our suppliers in the past, the risk of non-delivery on such purchase commitments is remote.

Note 6: Equity and Cost Investments *(in millions)*

	September 30, 2012	October 2, 2011
Equity method investments	$ 393.9	$ 334.4
Cost method investments	66.0	37.9
Total	$ 459.9	$ 372.3

Equity Method Investments

As of September 30, 2012, we had a 50 percent ownership interest in each of the following international equity investees: Starbucks Coffee Korea Co., Ltd.; President Starbucks Coffee Taiwan Ltd.; Shanghai President Coffee Co.; Berjaya Starbucks Coffee Company Sdn. Bhd. (Malaysia); and Tata Starbucks Limited (India). In addition, we had a 39.6 percent ownership interest in Starbucks Coffee Japan, Ltd. These international entities operate licensed Starbucks retail stores. We also have licensed the rights to produce and distribute Starbucks branded products to The North American Coffee Partnership with the Pepsi-Cola Company. We have a 50 percent ownership interest in The North American Coffee Partnership, which develops and distributes bottled Frappuccino® beverages, Starbucks DoubleShot® espresso drinks, Seattle's Best Coffee® ready-to-drink espresso beverages and Starbucks Refreshers™ beverages.

Our share of income and losses from our equity method investments is included in income from equity investees on the consolidated statements of earnings. Also included in this line item is our proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $190.3 million, $151.6 million, and $125.7 million in fiscal years 2012, 2011, and 2010, respectively. Related costs of sales, net of eliminations, were $111.0 million, $83.2 million, and $65.3 million in fiscal years 2012, 2011, and 2010, respectively. As of September 30, 2012 and October 2, 2011, there were $33.0 million and $31.9 million of accounts receivable from equity investees, respectively, on our consolidated balance sheets, primarily related to product sales and royalty revenues.

As of September 30, 2012, the aggregate market value of our investment in Starbucks Japan was approximately $400 million, determined based on its available quoted market price, which exceeds its carrying value of $201 million.

Summarized combined financial information of our equity method investees, which represent 100% of the investees' financial information (*in millions*):

Financial Position as of	September 30, 2012	October 2, 2011
Current assets	$ 603.1	$ 476.9
Noncurrent assets	735.3	651.4
Current liabilities	411.2	340.1
Noncurrent liabilities	119.7	80.2

Results of Operations for Fiscal Year Ended	September 30, 2012	October 2, 2011	October 3, 2010
Net revenues	$ 2,796.7	$ 2,395.1	$ 2,128.0
Operating income	353.5	277.0	245.3
Net earnings	286.7	231.1	205.1

Cost Method Investments

As of September 30, 2012, we had a $41 million investment of equity interests in entities that develop and operate Starbucks licensed retail stores in several global markets. We have the ability to acquire additional interests in some of these cost method investees at certain intervals. Depending on our total percentage of ownership interest and our ability to exercise significant influence over financial and operating policies, additional investments may require a retroactive application of the equity method of accounting.

During the fourth quarter of fiscal 2012, we made a $25 million investment in the preferred stock of Square, Inc. In addition, in conjunction with a commercial agreement with Square, we also received warrants to purchase common stock of Square that are subject to certain vesting conditions.

Note 7: Supplemental Balance Sheet Information *(in millions)*

Property, Plant and Equipment, net	Sep 30, 2012	Oct 2, 2011
Land	$ 46.2	$ 44.8
Buildings	225.2	218.5
Leasehold improvements	3,957.6	3,617.7
Store equipment	1,251.0	1,101.8
Roasting equipment	322.8	295.1
Furniture, fixtures and other	836.2	757.8
Work in progress	264.1	127.4
Property, plant and equipment, gross	6,903.1	6,163.1
Less accumulated depreciation	(4,244.2)	(3,808.1)
Property, plant and equipment, net	$ 2,658.9	$ 2,355.0

On August 8, 2011, we completed the sale of two office buildings for gross consideration of $125 million. As a result of this sale, we recognized a $30.2 million gain within operating income on the consolidated statements of earnings in fiscal 2011.

Other Assets

	Sep 30, 2012	Oct 2, 2011
Long-term deferred tax asset	$ 97.3	$ 156.3
Other intangible assets	143.7	111.9
Other	144.7	141.4
Total other assets	$ 385.7	$ 409.6

Accrued Liabilities

	Sep 30, 2012	Oct 2, 2011
Accrued compensation and related costs	$ 381.6	$ 364.4
Accrued occupancy costs	126.9	148.3
Accrued taxes	138.3	109.2
Accrued dividend payable	157.4	126.6
Other	329.6	192.4
Total accrued liabilities	$ 1,133.8	$ 940.9

Other Long-Term Liabilities

	Sep 30, 2012	Oct 2, 2011
Deferred rent	$ 201.9	$ 215.2
Unrecognized tax benefits	78.4	56.7
Asset retirement obligations	42.6	50.1
Other	22.4	25.8
Total other long-term liabilities	$ 345.3	$ 347.8

Note 8: Other Intangible Assets and Goodwill

Other intangible assets *(in millions)*:

	Sep 30, 2012	Oct 2, 2011
Indefinite-lived intangibles	$ 87.7	$ 68.6
Definite-lived intangibles	72.3	54.2
Accumulated amortization	(16.3)	(10.9)
Definite-lived intangibles, net	56.0	43.3
Total other intangible assets	$ 143.7	$ 111.9
Definite-lived intangibles approximate remaining weighted average useful life in years	10	11

Amortization expense for definite-lived intangibles was $4.5 million, $2.2 million, and $1.2 million during fiscal 2012, 2011, and 2010, respectively. Amortization expense is estimated to be approximately $6 million each year from fiscal 2013 through fiscal 2017, and a total of approximately $26 million thereafter.

Changes in the carrying amount of goodwill by reportable operating segment *(in millions)*:

	Americas	EMEA	China / Asia Pacific	Channel Development	Other	Total
Balance at October 3, 2010[1]						
Goodwill prior to impairment	$ 163.6	$ 3.1	$ 74.8	$ 23.8	$ 5.7	$ 271.0
Accumulated impairment charges	(8.6)	—	—	—	—	(8.6)
Goodwill	$ 155.0	$ 3.1	$ 74.8	$ 23.8	$ 5.7	$ 262.4
Acquisitions	—	63.8	—	—	—	63.8
Purchase price adjustment of previous acquisitions	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Other[2]	(0.7)	(3.9)	—	—	—	(4.6)
Balance at October 2, 2011[1]						
Goodwill prior to impairment	$ 162.9	$ 63.0	$ 74.8	$ 23.8	$ 5.7	$ 330.2
Accumulated impairment charges	(8.6)	—	—	—	—	(8.6)
Goodwill	$ 154.3	$ 63.0	$ 74.8	$ 23.8	$ 5.7	$ 321.6
Acquisitions	70.5	—	—	—	7.0	77.5
Purchase price adjustment of previous acquisitions	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Other[2]	2.5	(3.0)	0.5	—	—	—
Balance at September 30, 2012						
Goodwill prior to impairment	$ 235.9	$ 60.0	$ 75.3	$ 23.8	$ 12.7	$ 407.7
Accumulated impairment charges	(8.6)	—	—	—	—	(8.6)
Goodwill	$ 227.3	$ 60.0	$ 75.3	$ 23.8	$ 12.7	$ 399.1

(1) In conjunction with the change in reportable operating segments, we reclassified goodwill by segment as of October 2, 2011 and October 3, 2010.

(2) Other is primarily comprised of changes in the goodwill balance as a result of foreign exchange fluctuations.

Note 9: Debt

Revolving Credit Facility and Commercial Paper Program

In November 2010, we replaced our previous credit facility with a new $500 million unsecured credit facility ("the credit facility") with various banks, of which $100 million may be used for issuances of letters of credit. The credit facility is available for working capital, capital expenditures and other corporate purposes, including acquisitions and share repurchases and is currently set to mature in November 2014. Starbucks has the option, subject to negotiation and agreement with the related banks, to increase the maximum commitment amount by an additional $500 million. No borrowings were outstanding under the credit facility at the end of fiscal 2012 or fiscal 2011.The interest rate for any borrowings under the credit facility, based on Starbucks current ratings and fixed charge coverage ratio, is 0.85% over LIBOR. The specific spread over LIBOR will depend upon our long-term credit ratings assigned by Moody's and Standard & Poor's rating agencies and our fixed charge coverage

ratio. The credit facility contains provisions requiring us to maintain compliance with certain covenants, including a minimum fixed charge coverage ratio, which measures our ability to cover financing expenses.

Under our commercial paper program we may issue unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $500 million, with individual maturities that may vary, but not exceed 397 days from the date of issue. The program is backstopped by the credit facility and the combined borrowing limit is $500 million for the commercial paper program and the credit facility. We may issue commercial paper from time to time and the proceeds of the commercial paper financing may be used for working capital needs, capital expenditures and other corporate purposes, including acquisitions and share repurchases. No borrowings were outstanding under the commercial paper program at the end of fiscal 2012 or fiscal 2011.

As of September 30, 2012 and October 2, 2011, a total of $18 million and $17 million, respectively, in letters of credit were outstanding under the respective revolving credit facility.

Long-term Debt

In August 2007, we issued $550 million of 6.25% Senior Notes ("the notes") due in August 2017, in an underwritten registered public offering. Interest is payable semi-annually on February 15 and August 15 of each year. The notes require us to maintain compliance with certain covenants, which limit future liens and sale and leaseback transactions on certain material properties. As of September 30, 2012 and October 2, 2011, we were in compliance with each of these covenants. As of September 30, 2012 and October 2, 2011, the carrying value of the notes, recorded on the consolidated balance sheets, was $549.6 million and $549.5 million, respectively.

Interest Expense

Interest expense, net of interest capitalized, was $32.7 million, $33.3 million, and $32.7 million in fiscal 2012, 2011 and 2010, respectively. In fiscal 2012, 2011, and 2010, $3.2 million, $4.4 million, and $4.9 million, respectively, of interest was capitalized for asset construction projects.

Note 10: Leases

Rental expense under operating lease agreements *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Minimum rentals	$ 759.0	$ 715.6	$ 688.5
Contingent rentals	44.7	34.3	26.1
Total	$ 803.7	$ 749.9	$ 714.6

Minimum future rental payments under non-cancelable operating leases as of September 30, 2012 *(in millions)*:

Fiscal Year Ending	
2013	$ 787.9
2014	728.5
2015	640.4
2016	531.5
2017	403.4
Thereafter	968.5
Total minimum lease payments	$ 4,060.2

We have subleases related to certain of our operating leases. During fiscal 2012, 2011, and 2010, we recognized sublease income of $10.0 million, $13.7 million, and $10.9 million, respectively.

Note 11: Shareholders' Equity

In addition to 1.2 billion shares of authorized common stock with $0.001 par value per share, we have authorized 7.5 million shares of preferred stock, none of which was outstanding at September 30, 2012.

Included in additional paid-in capital in our consolidated statements of equity as of September 30, 2012 and October 2, 2011 is $39.4 million related to the increase in value of our share of the net assets of Starbucks Japan at the time of its initial public stock offering in fiscal 2002.

Share repurchase activity *(in millions, except for average price data)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011
Number of shares acquired	12.3	15.6
Average price per share of acquired shares	$ 48.15	$ 35.53
Total cost of acquired shares	$ 593.2	$ 555.9

As of September 30, 2012, 12.1 million shares remained available for repurchase under the current authorization. On November 14, 2012, our Board of Directors authorized the repurchase of up to an additional 25 million shares under our share repurchase program.

During fiscal years 2012 and 2011, our Board of Directors declared the following dividends *(in millions, except per share amounts)*:

	Dividend Per Share	Record date	Total Amount	Payment Date
Fiscal Year 2012:				
First quarter	$0.17	February 8, 2012	$128.2	February 24, 2012
Second quarter	$0.17	May 9, 2012	$129.0	May 25, 2012
Third quarter	$0.17	August 8, 2012	$129.1	August 24, 2012
Fourth quarter	$0.21	November 15, 2012	$157.4	November 30, 2012
Fiscal Year 2011:				
First quarter	$0.13	February 9, 2011	$97.4	February 25, 2011
Second quarter	$0.13	May 11, 2011	$97.8	May 27, 2011
Third quarter	$0.13	August 10, 2011	$97.4	August 26, 2011
Fourth quarter	$0.17	November 17, 2011	$126.6	December 2, 2011

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with our shareholders. Comprehensive income is comprised of net earnings and other comprehensive income. Accumulated other comprehensive income reported on our consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges.

Comprehensive income, net of related tax effects *(in millions)*:

Fiscal Year Ended	September 30, 2012	October 2, 2011	October 3, 2010
Net earnings attributable to Starbucks	$ 1,383.8	$ 1,245.7	$ 945.6
Unrealized holding gains/(losses) on available-for-sale securities, net of tax (provision)/benefit of $(0.3), $(0.3), and $0.1, respectively	0.4	0.4	(0.2)
Unrealized holding losses on cash flow hedging instruments, net of tax benefit of $4.3 $4.5, and $6.6, respectively	(37.9)	(7.7)	(11.3)
Unrealized holding gains/(losses) on net investment hedging instruments, net of tax (provision)/benefit of $(0.4), $4.5, and $4.0, respectively	0.6	(7.6)	(6.8)
Reclassification adjustment for net losses realized in net earnings for cash flow hedges, net of tax benefit of $4.3, $6.1, and $0.8, respectively	10.5	10.5	1.3
Net unrealized loss	(26.4)	(4.4)	(17.0)
Translation adjustment, net of tax (provision)/benefit of $(3.3), $0.9, and $(3.2), respectively	2.8	(6.5)	8.8
Total comprehensive income	$ 1,360.2	$ 1,234.8	$ 937.4

Components of accumulated other comprehensive income, net of tax *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011
Net unrealized gains/(losses) on available-for-sale securities	$ (0.1)	$ (0.5)
Net unrealized gains/(losses) on hedging instruments	(72.1)	(45.3)
Translation adjustment	94.9	92.1
Accumulated other comprehensive income	$ 22.7	$ 46.3

As of September 30, 2012 and October 2, 2011, the translation adjustment was net of tax provisions of $6.6 million and $3.3 million, respectively.

Note 12: Employee Stock and Benefit Plans

We maintain several equity incentive plans under which we may grant non-qualified stock options, incentive stock options, restricted stock, restricted stock units ("RSUs"), or stock appreciation rights to employees, non-employee directors and consultants. We issue new shares of common stock upon exercise of stock options and the vesting of RSUs. We also have an employee stock purchase plan ("ESPP").

As of September 30, 2012, there were 24.6 million shares of common stock available for issuance pursuant to future equity-based compensation awards and 8.1 million shares available for issuance under our ESPP.

Stock based compensation expense recognized in the consolidated financial statements *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Options	$ 46.2	$ 60.4	$ 76.8
Restricted Stock Units ("RSUs")	107.4	84.8	36.8
Total stock-based compensation expense recognized in the consolidated statement of earnings	$ 153.6	$ 145.2	$ 113.6
Total related tax benefit	54.2	51.2	40.6
Total capitalized stock-based compensation included in net property, plant and equipment and inventories on the consolidated balance sheets	2.0	2.1	1.9

Stock Option Plans

Stock options to purchase our common stock are granted at the fair market value of the stock on the date of grant. The majority of options become exercisable in four equal installments beginning a year from the date of grant and generally expire 10 years from the date of grant. Options granted to non-employee directors generally vest over one to three years. Nearly all outstanding stock options are non-qualified stock options.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes-Merton ("BSM") option valuation model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and our experience. Options granted are valued using the multiple option valuation approach, and the resulting expense is recognized over the requisite service period for each separately vesting portion of the award. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on our historical experience and future expectations.

The fair value of stock option awards was estimated at the grant date with the following weighted average assumptions for fiscal years 2012, 2011, and 2010:

	Employee Stock Options Granted During the Period		
Fiscal Year Ended	**2012**	**2011**	**2010**
Expected term (in years)	4.8	5.0	4.7
Expected stock price volatility	38.2%	39.0%	43.0%
Risk-free interest rate	1.0%	1.6%	2.1%
Expected dividend yield	1.5%	1.7%	0.1%
Weighted average grant price	$ 44.26	$ 31.46	$ 22.28
Estimated fair value per option granted	$ 12.79	$ 9.58	$ 8.50

The expected term of the options represents the estimated period of time until exercise, and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of our stock and the one-year implied volatility of Starbucks traded options, for the related vesting periods. The risk-free interest rate is based on the implied yield available on US Treasury zero-coupon issues with an equivalent remaining term. The dividend yield assumption is based on the anticipated cash dividend payouts. The amounts shown above for the estimated fair value per option granted are before the estimated effect of forfeitures, which reduce the amount of expense recorded on the consolidated statements of earnings.

The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Our employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Because our stock options do not trade on a secondary exchange, employees do not derive a benefit from holding stock options unless there is an increase, above the grant price, in the market price of our stock. Such an increase in stock price would benefit all shareholders commensurately.

Stock option transactions from September 27, 2009 through September 30, 2012 *(in millions, except per share and contractual life amounts)*:

	Shares Subject to Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, September 27, 2009	63.6	$ 14.75	6.7	$ 442
Granted	14.9	22.28		
Exercised	(9.6)	11.94		
Expired/forfeited	(8.2)	18.73		
Outstanding, October 3, 2010	60.7	16.52	6.6	611
Granted	4.3	31.46		
Exercised	(16.1)	14.40		
Expired/forfeited	(3.6)	18.06		
Outstanding, October 2, 2011	45.3	18.57	6.4	848
Granted	3.4	44.26		
Exercised	(13.6)	15.99		
Expired/forfeited	(2.0)	20.67		
Outstanding, September 30, 2012	33.1	22.19	6.1	945
Exercisable, September 30, 2012	18.4	19.96	5.0	567
Vested and expected to vest, September 30, 2012	32.0	21.92	6.0	923

The aggregate intrinsic value in the table above is the amount by which the market value of the underlying stock exceeded the exercise price of outstanding options, is before applicable income taxes and represents the amount optionees would have realized if all in-the-money options had been exercised on the last business day of the period indicated.

The following is a summary of stock options outstanding at the end of fiscal 2012 (shares in millions):

	Options Outstanding			Options Exercisable	
Range of Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Under $10.00	9.0	6.0	$ 8.65	5.0	$ 8.65
$10.01 - $20.00	3.6	3.7	15.14	3.3	15.22
$20.01 - $30.00	10.8	6.0	23.14	6.5	23.91
Over $30.00	9.7	7.1	36.36	3.6	32.89
	33.1	6.1	$ 22.19	18.4	$ 19.96

As of September 30, 2012, total unrecognized stock-based compensation expense, net of estimated forfeitures, related to nonvested stock options was approximately $35 million, before income taxes, and is expected to be recognized over a weighted average period of approximately 2.3 years. The total intrinsic value of stock options exercised was $440 million, $323 million, and $118 million during fiscal years 2012, 2011, and 2010, respectively. The total fair value of options vested was $59 million, $126 million, and $108 million during fiscal years 2012, 2011, and 2010, respectively.

RSUs

We have both time-vested and performance-based RSUs. Time-vested RSUs are awarded to eligible employees and entitle the grantee to receive shares of common stock at the end of a vesting period, subject solely to the employee's continuing employment. Our performance-based RSUs are awarded to eligible employees and entitle the grantee to receive shares of common stock if we achieve specified performance goals for the full fiscal year in the year of award and the grantee remains employed during the subsequent vesting period. The fair value of RSUs is based on the closing price of Starbucks common stock on the award date. Expense for performance-based RSUs is recognized when it is probable the performance goal will be achieved.

RSU transactions from September 27, 2009 through September 30, 2012 *(in millions, except per share and contractual life amounts)*:

	Number of Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Nonvested, September 27, 2009	4.4	$ 11.55	1.6	$ 88
Granted	2.3	22.27		
Vested	(0.7)	16.35		
Forfeited/cancelled	(0.6)	12.27		
Nonvested, October 3, 2010	5.4	13.55	1.1	141
Granted	5.4	31.06		
Vested	(1.7)	9.40		
Forfeited/cancelled	(0.8)	25.68		
Nonvested, October 2, 2011	8.3	23.11	0.8	309
Granted	4.1	44.05		
Vested	(4.2)	18.93		
Forfeited/cancelled	(0.9)	35.56		
Nonvested, September 30, 2012	7.3	34.68	0.9	366

As of September 30, 2012, total unrecognized stock-based compensation expense related to nonvested RSUs, net of estimated forfeitures, was approximately $80 million, before income taxes, and is expected to be recognized over a weighted average period of approximately 2.0 years.

ESPP

Our ESPP allows eligible employees to contribute up to 10% of their base earnings toward the quarterly purchase of our common stock, subject to an annual maximum dollar amount. The purchase price is 95% of the fair market value of the stock on the last business day of the quarterly offering period. The number of shares issued under our ESPP was 0.4 million in fiscal 2012.

Deferred Stock Plan

We have a deferred stock plan for certain key-employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of nonqualified stock options. The minimum deferral period is 5 years. As of September 30, 2012 and October 2, 2011, 3.4 million shares were deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents. No new initial deferrals are permitted under this plan; the plan permits re-deferrals of previously deferred shares.

Defined Contribution Plans

We maintain voluntary defined contribution plans, both qualified and non-qualified, covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their eligible compensation to the plans up to limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws.

Our matching contributions to all US and non-US plans were $59.8 million, $45.5 million, and $23.5 million in fiscal years 2012, 2011, and 2010, respectively.

Note 13: Income Taxes

The components of earnings before income taxes were as follows *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
United States	$ 1,679.6	$ 1,523.4	$ 1,308.9
Foreign	379.5	287.7	128.1
Total earnings before income taxes	$ 2,059.1	$ 1,811.1	$ 1,437.0

Provision for income taxes *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Current taxes:			
Federal	$ 466.0	$ 344.7	$ 457.5
State	79.9	61.2	79.6
Foreign	76.8	37.3	38.3
Total current taxes	622.7	443.2	575.4
Deferred taxes:			
Federal	49.2	111.6	(76.0)
State	(0.7)	8.3	(9.3)
Foreign	3.2	—	(1.4)
Total deferred taxes	51.7	119.9	(86.7)
Total provision for income taxes	$ 674.4	$ 563.1	$ 488.7

Reconciliation of the statutory US federal income tax rate with our effective income tax rate:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.5%	2.5%	2.5%
Benefits and taxes related to foreign operations	(3.3)%	(3.1)%	(2.5)%
Domestic production activity deduction	(0.7)%	(0.8)%	(0.9)%
Other, net(1)	(0.7)%	(2.5)%	(0.1)%
Effective tax rate	32.8%	31.1%	34.0%

(1) Fiscal 2011 includes a benefit of 0.9% related to the acquisition of the remaining ownership interest in Switzerland and Austria.

US income and foreign withholding taxes have not been provided on approximately $1.5 billion of cumulative undistributed earnings of foreign subsidiaries and equity investees. We intend to reinvest these earnings for the foreseeable future. If these amounts were distributed to the US, in the form of dividends or otherwise, we would be subject to additional US income taxes, which could be material. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because of the complexities with its hypothetical calculation, and the amount of liability, if any, is dependent on circumstances existing if and when remittance occurs.

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities *(in millions)*:

	Sep 30, 2012	Oct 2, 2011
Deferred tax assets:		
Property, plant and equipment	$ 62.7	$ 46.4
Accrued occupancy costs	72.0	55.9
Accrued compensation and related costs	66.9	69.6
Other accrued liabilities	15.7	27.8
Asset retirement obligation asset	20.1	19.0
Deferred revenue	43.7	47.8
Asset impairments	38.5	60.0
Tax credits	14.6	23.0
Stock based compensation	131.8	128.8
Net operating losses	99.2	85.5
Other	80.9	58.6
Total	$ 646.1	$ 622.4
Valuation allowance	(154.2)	(137.4)
Total deferred tax asset, net of valuation allowance	$ 491.9	$ 485.0
Deferred tax liabilities:		
Property, plant and equipment	(89.0)	(66.4)
Intangible assets and goodwill	(34.0)	(25.2)
Other	(44.8)	(18.1)
Total	(167.8)	(109.7)
Net deferred tax asset	$ 324.1	$ 375.3
Reported as:		
Current deferred income tax assets	$ 238.7	$ 230.4
Long-term deferred income tax assets (included in Other assets)	97.3	156.3
Current deferred income tax liabilities (included in Accrued liabilities)	(1.3)	(4.9)
Long-term deferred income tax liabilities (included in Other long-term liabilities)	(10.6)	(6.5)
Net deferred tax asset	$ 324.1	$ 375.3

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize the benefit, or the future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on our assessments of the likelihood of realizing the benefit of our deferred tax assets. The valuation allowance as of September 30, 2012 and October 2, 2011 is primarily related to net operating losses and other deferred tax assets of consolidated foreign subsidiaries. The net change in the total valuation allowance for the years ended September 30, 2012 and October 2, 2011, was an increase of $16.8 million and $49.3 million, respectively. During fiscal 2011, we recognized approximately $32 million of previously unrecognized deferred tax assets in certain foreign jurisdictions, with a corresponding increase to the valuation allowance due to the uncertainty of their realization.

As of September 30, 2012, Starbucks has utilized all of its foreign tax credits and no longer has a foreign tax credit carryforward. Starbucks has a capital loss carryforward of $7.1 million, with an expiration date of 2015, and foreign net operating losses of $318 million, with the predominant amount having no expiration date.

Taxes currently payable of $50.8 million and $30.1 million are included in accrued liabilities on the consolidated balance sheets as of September 30, 2012 and October 2, 2011, respectively.

Uncertain Tax Positions

As of September 30, 2012, we had $75.3 million of gross unrecognized tax benefits of which $39.7 million, if recognized, would affect our effective tax rate. We recognize interest and penalties related to income tax matters in income tax expense. As of September 30, 2012 and October 2, 2011, we had accrued interest and penalties of $5.5 million and $6.2 million, respectively, before the benefit of the federal tax deduction, recorded on our consolidated balance sheets.

The following table summarizes the activity related to our unrecognized tax benefits *(in millions)*:

	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Beginning balance	$ 52.9	$ 68.4	$ 49.1
Increase related to prior year tax positions	8.8	4.4	35.0
Decrease related to prior year tax positions	—	(32.3)	(21.4)
Increase related to current year tax positions	20.0	26.0	14.1
Decrease related to current year tax positions	(1.1)	(0.8)	(8.1)
Decreases related to settlements with taxing authorities	(0.5)	(5.0)	—
Decreases related to lapsing of statute of limitations	(4.8)	(7.8)	(0.3)
Ending balance	$ 75.3	$ 52.9	$ 68.4

We are currently under routine audit by various jurisdictions outside the US as well as US state taxing jurisdictions for fiscal years 2006 through 2011. We are no longer subject to US federal or state examination for years prior to fiscal year 2009, with the exception of seven states. We are subject to income tax in many jurisdictions outside the US. We are no longer subject to examination in any material international markets prior to 2006.

There is a reasonable possibility that the unrecognized tax benefits will change within 12 months, but we do not expect this change to be material to the consolidated financial statements.

Note 14: Earnings per Share

Calculation of net earnings per common share ("EPS") — basic and diluted *(in millions, except EPS)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Net earnings attributable to Starbucks	$ 1,383.8	$ 1,245.7	$ 945.6
Weighted average common shares and common stock units outstanding (for basic calculation)	754.4	748.3	744.4
Dilutive effect of outstanding common stock options and RSUs	18.6	21.4	19.8
Weighted average common and common equivalent shares outstanding (for diluted calculation)	773.0	769.7	764.2
EPS — basic	$ 1.83	$ 1.66	$ 1.27
EPS — diluted	$ 1.79	$ 1.62	$ 1.24

Potential dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options (both vested and non-vested) and unvested RSUs, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes out-of-the-money stock options (i.e., such options' exercise prices were greater than the average market price of our common shares for the period) because their inclusion would have been antidilutive. Out-of-the-money stock options totaled 0.2 million, 0.1 million, and 7.9 million as of September 30, 2012, October 2, 2011, and October 3, 2010, respectively.

Note 15: Commitments and Contingencies

Legal Proceedings

In the first quarter of fiscal 2011, Starbucks notified Kraft Foods Global, Inc. ("Kraft") that we were discontinuing our distribution arrangement with Kraft on March 1, 2011 due to material breaches by Kraft of its obligations under the Supply and License Agreement between the Company and Kraft, dated March 29, 2004 (the "Agreement"), which defined the main distribution arrangement between the parties. Through our arrangement with Kraft, Starbucks sold a selection of Starbucks and Seattle's Best Coffee branded packaged coffees in grocery and warehouse club stores throughout the US, and to grocery stores in Canada, the UK and other European countries. Kraft managed the distribution, marketing, advertising and promotion of these products.

Kraft denies it has materially breached the Agreement. On November 29, 2010, Starbucks received a notice of arbitration from Kraft putting the commercial dispute between the parties into binding arbitration pursuant to the terms of the Agreement. In addition to denying it materially breached the Agreement, Kraft further alleges that if Starbucks wished to terminate the Agreement it must compensate Kraft as provided in the Agreement in an amount equal to the fair value of the Agreement, with an additional premium of up to 35% under certain circumstances.

On December 6, 2010, Kraft commenced a federal court action against Starbucks, entitled *Kraft Foods Global, Inc. v. Starbucks Corporation*, in the U.S. District Court for the Southern District of New York (the "District Court") seeking injunctive relief to prevent Starbucks from terminating the distribution arrangement until the parties' dispute is resolved through the arbitration proceeding. On January 28, 2011, the District Court denied Kraft's request for injunctive relief. Kraft appealed the District Court's decision to the Second Circuit Court of Appeals. On February 25, 2011, the Second Circuit Court of Appeals affirmed the District Court's decision. As a result, Starbucks is in full control of our packaged coffee business as of March 1, 2011.

While Starbucks believes we have valid claims of material breach by Kraft under the Agreement that allowed us to terminate the Agreement and certain other relationships with Kraft without compensation to Kraft, there exists the possibility of material adverse outcomes to Starbucks in the arbitration or to resolve the matter. Although Kraft disclosed to the press and in federal court filings a $750 million offer Starbucks made to Kraft in August 2010 to avoid litigation and ensure a smooth transition of the business, the figure is not a proper basis upon which to estimate a possible outcome of the arbitration but was based upon facts and circumstances at the time. Kraft rejected the offer immediately and did not provide a counter-offer, effectively ending the discussions between the parties with regard to any payment. Moreover, the offer was made prior to our investigation of Kraft's breaches and without consideration of Kraft's continuing failure to comply with material terms of the agreements.

On April 2, 2012, Starbucks and Kraft exchanged expert reports regarding alleged damages on their affirmative claims. Starbucks claimed damages of up to $62.9 million from the loss of sales resulting from Kraft's failure to use commercially reasonable efforts to market Starbucks® coffee, plus attorney fees. Kraft's expert opined that the fair market value of the Agreement was $1.9 billion. After applying a 35% premium and 9% interest, Kraft claimed damages of up to $2.9 billion, plus attorney fees. The arbitration hearing commenced on July 11, 2012 and was completed on August 3. Starbucks presented evidence of material breaches on Kraft's part and sought nominal damages from Kraft for those breaches. Kraft presented evidence denying it had breached the parties' Agreement and sought damages of $2.9 billion plus attorney fees. We expect a decision from the Arbitrator in the first half of fiscal 2013.

At this time, Starbucks believes an unfavorable outcome with respect to the arbitration is not probable, but as noted above is reasonably possible. As also noted above, Starbucks believes we have valid claims of material breach by Kraft under the Agreement that allowed us to terminate the Agreement without compensation to Kraft. In addition, Starbucks believes Kraft's damage estimates are highly inflated and based upon faulty analysis. As a result, we cannot reasonably estimate the possible loss. Accordingly, no loss contingency has been recorded for this matter.

Starbucks is party to various other legal proceedings arising in the ordinary course of business, including certain employment litigation cases that have been certified as class or collective actions, but, except as noted above, is not currently a party to any legal proceeding that management believes could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Note 16: Restructuring Charges

The restructuring efforts we began in fiscal 2008 to rationalize our store portfolio and the non-retail support organization were completed in fiscal 2010. On a cumulative basis we closed 918 stores on a global basis as part of this effort.

Restructuring charges by type of cost for fiscal 2010 were as follows (*in millions*):

	By Type of Cost			
	Total	**Lease Exit and Other Related Costs**	**Asset Impairments**	**Employee Termination Costs**
Costs incurred and charged to expense in fiscal 2010	$ 53.0	$ 53.0	$ 0.2	$ (0.2)
Accrued liability as of October 3, 2010(1)	$ 89.2	$ 89.2	$ —	$ —
Cash payments	(27.1)	(27.1)	—	—
Other	0.5	0.5	—	—
Accrued liability as of October 2, 2011(1)	$ 62.6	$ 62.6	$ —	$ —
Cash payments	(18.7)	(18.7)	—	—
Other	(5.3)	(5.3)	—	—
Accrued liability as of September 30, 2012(1)	$ 38.6	$ 38.6	$ —	$ —

(1) The remaining liability relates to lease obligations for stores that were previously closed where Starbucks has been unable to terminate the lease or find subtenants for the unused space.

For fiscal 2010, $28.4 million, $24.5 million and $0.1 million of restructuring charges were recorded to the Americas, EMEA, and CAP segments, respectively.

Note 17: Segment Reporting

Segment information is prepared on the same basis that our management reviews financial information for operational decision-making purposes. Beginning with the first quarter of fiscal 2012, we redefined our reportable operating segments to align with the three-region leadership and organizational structure of our retail business that took effect at the beginning of fiscal 2012.

The three-region structure includes: 1) Americas, inclusive of the US, Canada, and Latin America; 2) Europe, Middle East, and Africa, collectively referred to as the "EMEA" region; and 3) China / Asia Pacific ("CAP"). Our chief executive officer, who is our chief operating decision maker manages these businesses, evaluates financial results, and makes key operating decisions based on the new organizational structure. Accordingly, beginning with the first quarter of fiscal 2012, we revised our reportable operating segments from 1) US, 2) International, and 3) Global Consumer Products Group to the following four reportable segments: 1) Americas, 2) CAP, 3)

EMEA, and 4) Global Consumer Products Group. In the second quarter of fiscal 2012, we renamed our Global Consumer Products Group segment "Channel Development." Segment revenues as a percentage of total net revenues for the year ended 2012 were as follows: Americas (75%), EMEA (9%), China / Asia Pacific (5%), and Channel Development (10%).

Concurrent with the change in reportable operating segments, we revised our prior period financial information to reflect comparable financial information for the new segment structure. Historical financial information presented herein reflects this change.

Americas

Americas operations sell coffee and other beverages, complementary food, packaged coffees, single serve coffee products and a focused selection of merchandise through company-operated stores and licensed stores. The Americas segment is our most mature business and has achieved significant scale.

Europe, Middle East, and Africa

EMEA operations sell coffee and other beverages, complementary food, packaged coffees, single serve coffee products and a focused selection of merchandise through company-operated stores and licensed stores. Certain markets within EMEA operations are in the early stages of development and require a more extensive support organization, relative to the current levels of revenue and operating income, than Americas.

China / Asia Pacific

China /Asia Pacific operations sell coffee and other beverages, complementary food, packaged coffees, single serve coffee products and a focused selection of merchandise through company-operated stores and licensed stores. Certain markets within China / Asia Pacific operations are in the early stages of development and require a more extensive support organization, relative to the current levels of revenue and operating income, than Americas.

Channel Development

Channel Development operations sell a selection of packaged coffees as well as a selection of premium Tazo® teas globally. Channel Development operations also produce and sell a variety of ready-to-drink beverages, Starbucks VIA® Ready Brew, Starbucks® coffee and Tazo® tea K-Cup® portion packs, Starbucks® ice creams, and Starbucks Refreshers™ beverages. The US foodservice business, which is included in the Channel Development segment, sells coffee and other related products to institutional foodservice companies.

Other

Other includes Seattle's Best Coffee, Evolution Fresh, Digital Ventures, and unallocated corporate expenses that pertain to corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment, and are not included in the reported financial results of the operating segments.

Revenue mix by product type *(in millions)*:

Fiscal Year Ended	Sep 30, 2012		Oct 2, 2011		Oct 3, 2010	
Beverage	$ 7,838.8	59%	$ 7,217.0	62%	$ 6,750.3	63%
Food	2,092.8	16%	2,008.0	17%	1,878.7	18%
Packaged and single serve coffees	2,001.1	15%	1,451.0	12%	1,131.3	10%
Other[1]	1,366.8	10%	1,024.4	9%	947.1	9%
Total	$ 13,299.5	100%	$ 11,700.4	100%	$ 10,707.4	100%

(1) Other includes royalty and licensing revenues, beverage-related ingredients, packaging and other merchandise.

Information by geographic area (*in millions*):

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Net revenues from external customers:			
United States	$ 10,177.5	$ 8,966.9	$ 8,335.4
Other countries	3,122.0	2,733.5	2,372.0
Total	$ 13,299.5	$ 11,700.4	$ 10,707.4

No customer accounts for 10% or more of our revenues. Revenues are shown based on the geographic location of our customers. Revenues from countries other than the US consist primarily of revenues from Canada, UK, and China, which together account for approximately 64% of net revenues from other countries for fiscal 2012.

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Long-lived assets:			
United States	$ 2,767.1	$ 2,587.1	$ 2,807.9
Other countries	1,252.5	978.4	821.6
Total	$ 4,019.6	$ 3,565.5	$ 3,629.5

Management evaluates the performance of its operating segments based on net revenues and operating income. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before net interest income and other and income taxes. Management does not evaluate the performance of its operating segments using asset measures. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include net property, plant and equipment, equity and cost investments, goodwill, and other intangible assets. Corporate assets are primarily comprised of cash and investments, assets of the corporate headquarters and roasting facilities, and inventory.

The tables below presents financial information for our reportable operating segments and Other for the years ended September 30, 2012, October 2, 2011, and October 3, 2010 including the reclassifications discussed in Note 1 (*in millions*):

	Americas	EMEA	China / Asia Pacific	Channel Development	Other	Total
Fiscal 2012						
Total net revenues	$ 9,936.0	$ 1,141.3	$ 721.4	$ 1,292.2	$ 208.6	$ 13,299.5
Depreciation and amortization expenses	392.3	57.1	23.2	1.3	76.4	550.3
Income (loss) from equity investees	2.1	0.3	122.4	85.2	0.7	210.7
Operating income/(loss)	2,074.4	10.4	253.5	348.5	(689.4)	1,997.4
Total assets	2,199.0	467.4	656.6	88.8	4,807.4	8,219.2
Fiscal 2011						
Total net revenues	$ 9,065.0	$ 1,046.8	$ 552.3	$ 860.5	$ 175.8	$ 11,700.4
Depreciation and amortization expenses	390.8	53.4	18.1	2.4	58.6	523.3
Income (loss) from equity investees	1.6	6.0	92.9	75.6	(2.4)	173.7
Operating income/(loss)	1,842.3	40.3	193.1	287.8	(635.0)	1,728.5
Total assets	1,841.9	398.2	540.0	54.7	4,525.6	7,360.4
Fiscal 2010						
Total net revenues	$ 8,488.5	$ 953.4	$ 407.3	$ 707.4	$ 150.8	$ 10,707.4
Depreciation and amortization expenses	392.9	50.6	15.8	3.7	47.4	510.4
Income (loss) from equity investees	0.9	6.8	73.1	70.6	(3.3)	148.1
Operating income/(loss)	1,606.8	(5.5)	129.6	271.0	(582.5)	1,419.4
Total assets	1,837.9	475.8	442.0	54.1	3,576.1	6,385.9

The following table reconciles the total of operating income in the table above to consolidated earnings before income taxes *(in millions)*:

Fiscal Year Ended	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010
Operating income	$ 1,997.4	$ 1,728.5	$ 1,419.4
Interest income and other, net	94.4	115.9	50.3
Interest expense	(32.7)	(33.3)	(32.7)
Earnings before income taxes	$ 2,059.1	$ 1,811.1	$ 1,437.0

Note 18: Subsequent Event

In the first quarter of fiscal 2013, we signed an agreement to acquire 100% of the outstanding shares of Teavana Holdings, Inc., a specialty retailer of premium loose-leaf teas, authentic artisanal teawares and other tea-related merchandise, for approximately $620 million in cash. The acquisition is expected to close by December 31, 2012, subject to regulatory approval and customary closing conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Starbucks Corporation
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the "Company") as of September 30, 2012 and October 2, 2011, and the related consolidated statements of earnings, equity, and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of September 30, 2012 and October 2, 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Seattle, Washington
November 16, 2012

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure.

During the fourth quarter of fiscal 2012, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report (September 30, 2012).

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recently completed fiscal quarter that materially affected or are reasonably likely to materially affect internal control over financial reporting.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, to this 10-K.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2012.

Our internal control over financial reporting as of September 30, 2012, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Starbucks Corporation
Seattle, Washington

We have audited the internal control over financial reporting of Starbucks Corporation and subsidiaries (the "Company") as of September 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended September 30, 2012, of the Company and our report dated November 16, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Seattle, Washington
November 16, 2012

Item 9B. ***Other Information***

On November 13, 2012 the Starbucks Board of Directors approved an amendment to Article X of the Company's amended and restated bylaws (as amended, the "Amended Bylaws") to read as follows:

ARTICLE X. AMENDMENTS

> These bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the Board of Directors or shareholders by action taken in the manner provided by the WBCA, the Articles of Incorporation and these bylaws.

Prior to the amendment, Article X of the Company's amended and restated bylaws read as follows: "These bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the Board of Directors only upon a vote of two-thirds of the Board of Directors."

The Amended Bylaws became effective on November 13, 2012. The Amended Bylaws are attached hereto as Exhibit 3.2.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding our executive officers is set forth in Item 1 of Part 1 of this Report under the caption "Executive Officers of the Registrant."

We adopted a code of ethics applicable to our chief executive officer, chief financial officer, controller and other finance leaders, which is a "code of ethics" as defined by applicable rules of the SEC. This code is publicly available on our website at www.starbucks.com/about-us/company-information/corporate-governance. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code to our chief executive officer, chief financial officer or controller, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at http://www.starbucks.com/about-us/company-information/corporate-governance or in a report on Form 8-K filed with the SEC.

The remaining information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors" and "Beneficial Ownership of Common Stock — Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance — Board Committees and Related Matters" and "Corporate Governance — Audit Committee" in our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on March 20, 2013 (the "Proxy Statement").

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation," "Compensation of Directors," "Corporate Governance — Compensation Committee" and "Compensation Committee Report" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated by reference to the sections entitled "Equity Compensation Plan Information" and "Beneficial Ownership of Common Stock"in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" and "Corporate Governance — Affirmative Determinations Regarding Director Independence and Other Matters" in the Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as a part of this 10-K:

1. Financial Statements

The following financial statements are included in Part II, Item 8 of this 10-K:

- Consolidated Statements of Earnings for the fiscal years ended September 30, 2012, October 2, 2011, and October 3, 2010;
- Consolidated Balance Sheets as of September 30, 2012 and October 2, 2011;
- Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2012, October 2, 2011, and October 3, 2010;
- Consolidated Statements of Equity for the fiscal years ended September 30, 2012, October 2, 2011, and October 3, 2010;
- Notes to Consolidated Financial Statements; and
- Reports of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

Financial statement schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or notes described in Item 15(a)(1) above.

3. Exhibits

The Exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARBUCKS CORPORATION

By: /s/ Howard Schultz

Howard Schultz
chairman, president and chief executive officer

November 16, 2012

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Howard Schultz and Troy Alstead, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of November 16, 2012.

Signature	Title
By: /s/ Howard Schultz Howard Schultz	chairman, president and chief executive officer
By: /s/ Troy Alstead Troy Alstead	chief financial officer and chief administrative officer (principal financial officer and principal accounting officer)
By: /s/ William W. Bradley William W. Bradley	director
By: /s/ Robert M. Gates Robert M. Gates	director
By: /s/ Mellody Hobson Mellody Hobson	director

Signature	Title
By: /s/ Kevin R. Johnson Kevin R. Johnson	director
By: /s/ Olden Lee Olden Lee	director
By: /s/ Joshua Cooper Ramo Joshua Cooper Ramo	director
By: /s/ James G. Shennan, Jr. James G. Shennan, Jr.	director
By: /s/ Clara Shih Clara Shih	director
By: /s/ Javier G. Teruel Javier G. Teruel	director
By: /s/ Myron E. Ullman, III Myron E. Ullman, III	director
By: /s/ Craig E. Weatherup Craig E. Weatherup	director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Date of First Filing	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of November 14, 2012, among Starbucks Corporation, Taj Acquisition Corp. and Teavana Holdings, Inc.	8-K	0-20322	11/15/2012	2.1	
3.1	Restated Articles of Incorporation of Starbucks Corporation	10-Q	0-20322	5/12/2006	3.1	
3.2	Amended and Restated Bylaws of Starbucks Corporation (As amended and restated through November 13, 2012)	—	—	—	—	X
4.1	Form of Indenture	S-3 ASR	333-145572	8/20/2007	4.1	
4.2	Form of Note for 6.25% Senior Notes due 2017	8-K	0-20322	8/23/2007	4.2	
4.3	Form of Supplemental Indenture for 6.25% Senior Notes due 2017	8-K	0-20322	8/23/2007	4.3	
10.1*	Starbucks Corporation Amended and Restated Key Employee Stock Option Plan — 1994, as amended and restated through March 18, 2009	8-K	0-20322	3/20/2009	10.2	
10.2*	Starbucks Corporation Amended and Restated 1989 Stock Option Plan for Non-Employee Directors	10-K	0-20322	12/23/2003	10.2	
10.3*	Starbucks Corporation 1991 Company-Wide Stock Option Plan, as amended and restated through March 18, 2009	8-K	0-20322	3/20/2009	10.3	
10.3.1*	Starbucks Corporation 1991 Company-Wide Stock Option Plan — Rules of the UK Sub-Plan, as amended and restated through November 20, 2003	10-K	0-20322	12/23/2003	10.3.1	
10.4*	Starbucks Corporation Employee Stock Purchase Plan — 1995 as amended and restated through April 1, 2009	10-Q	0-20322	2/4/2009	10.6	
10.5	Amended and Restated Lease, dated as of January 1, 2001, between First and Utah Street Associates, L.P. and Starbucks Corporation	10-K	0-20322	12/20/2001	10.5	
10.6*	Starbucks Corporation Executive Management Bonus Plan, as amended and restated effective November 8, 2011	10-Q	0-20322	5/2/2012	10.2	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
10.7*	Starbucks Corporation Management Deferred Compensation Plan, as amended and restated effective January 1, 2011	10-Q	0-20322	2/4/2011	10.2	
10.8*	Starbucks Corporation 1997 Deferred Stock Plan	10-K	0-20322	12/23/1999	10.17	
10.9	Starbucks Corporation UK Share Save Plan	10-K	0-20322	12/23/2003	10.9	
10.10*	Starbucks Corporation Directors Deferred Compensation Plan, as amended and restated effective September 29, 2003	10-K	0-20322	12/23/2003	10.10	
10.11*	Starbucks Corporation Deferred Compensation Plan for Non-Employee Directors, effective October 3, 2011	10-K	0-20322	11/18/2011	10.1	
10.12*	Starbucks Corporation UK Share Incentive Plan, as amended and restated effective November 14, 2006	10-K	0-20322	12/14/2006	10.1	
10.13*	Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective March 23, 2011	10-Q	0-20322	5/6/2011	10.1	
10.14*	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005	10-Q	0-20322	2/10/2006	10.2	
10.15*	2005 Non-Employee Director Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective September 13, 2011	10-K	0-20322	11/18/2011	10.17	
10.16*	Form of Stock Option Grant Agreement for Purchase of Stock under the Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-Q	0-20322	5/2/2012	10.1	
10.17*	Form of Stock Option Grant Agreement for Purchase of Stock under the 2005 Non-Employee Director Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan	8-K	0-20322	2/10/2005	10.5	
10.18*	Form of Restricted Stock Unit Grant Agreement under the 2005 Non-Employee Director Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/18/2011	10.20	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
10.19*	2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated on September 14, 2010	10-K	0-20322	11/22/2010	10.20	
10.20*	Form of Stock Option Grant Agreement for Purchase of Stock under the 2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-Q	0-20322	8/10/2005	10.2	
10.21	Credit Agreement dated November 17, 2010 among Starbucks Corporation, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other Lenders from time to time a party thereto.	8-K	0-20322	11/19/2010	10.1	
10.22	Commercial Paper Dealer Agreement between Starbucks Corporation and Banc of America Securities LLC, dated as of March 27, 2007	8-K	0-20322	3/27/2007	10.1.1	
10.23	Commercial Paper Dealer Agreement between Starbucks Corporation and Goldman, Sachs & Co., dated as of March 27, 2007	8-K	0-20322	3/27/2007	10.1.2	
10.24*	Letter Agreement dated February 19, 2008 between Starbucks Corporation and Arthur Rubinfeld	10-Q	0-20322	5/8/2008	10.1	
10.25*	Letter Agreement dated February 21, 2008 between Starbucks Corporation and Clifford Burrows	10-Q	0-20322	5/8/2008	10.3	
10.26*	Letter Agreement dated November 6, 2008 between Starbucks Corporation and Troy Alstead	8-K	0-20322	11/12/2008	10.1	
10.27*	Form of Time Vested Restricted Stock Unit Agreement (US) under Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/18/2011	10.30	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
10.28*	Form of Time Vested Restricted Stock Unit Agreement (International) under Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/18/2011	10.31	
10.29*	Form of Performance Based Restricted Stock Unit Agreement under Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/18/2011	10.32	
10.30*	Letter Agreement dated November 30, 2009 between Starbucks Corporation and John Culver	10-Q	0-20322	2/2/2010	10.3	
10.31*	Letter Agreement dated September 1, 2009 between Starbucks Corporation and Annie Young-Scrivner	10-K	0-20322	11/18/2011	10.36	
10.32*	Letter Agreement dated May 5, 2010, between Starbucks Corporation and Jeff Hansberry	10-K	0-20322	11/18/2011	10.37	
10.33*	Letter Agreement dated August 9, 2011 between Starbucks Corporation and Michelle Gass	10-K	0-20322	11/18/2011	10.38	
10.34*	Letter Agreement dated September 16, 2011 between Starbucks Corporation and Michelle Gass	10-K	0-20322	11/18/2011	10.39	
12	Computation of Ratio of Earnings to Fixed Charges	—	—	—	—	X
21	Subsidiaries of Starbucks Corporation	—	—	—	—	X
23	Consent of Independent Registered Public Accounting Firm	—	—	—	—	X
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
32**	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
101	The following financial statements from the Company's 10-K for the fiscal year ended September 30, 2012, formatted in XBRL: (i) Consolidated Statements of Earnings, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows (iv) Consolidated Statements of Equity (v) Notes to Consolidated Financial Statements	—	—	—	—	X

* Denotes a management contract or compensatory plan or arrangement.

**Furnished herewith.

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Market Information

Starbucks common stock is traded on the NASDAQ Global Select Market ("NASDAQ"), under the symbol SBUX. The following table shows the quarterly high and low sale prices per share of Starbucks common stock for each quarter during the last two fiscal years and the quarterly cash dividend declared per share of its common stock during the periods indicated:

Fiscal 2012	High	Low	Cash Dividends Declared
Fourth Quarter	$54.28	$43.04	$0.21
Third Quarter	62.00	51.03	0.17
Second Quarter	56.55	45.28	0.17
First Quarter	46.50	35.12	0.17
Fiscal 2011	**High**	**Low**	**Cash Dividends Declared**
Fourth Quarter	$42.00	$33.72	$0.17
Third Quarter	40.26	34.61	0.13
Second Quarter	38.21	30.75	0.13
First Quarter	33.15	25.37	0.13

The company's U.S. Securities and Exchange Commission filings may be obtained without charge by accessing the Investor Relations section of the company's website at http://investor.starbucks.com, at http://sec.gov, or by making a request to Investor Relations through the address, phone number or website listed below.

Starbucks Coffee Company
Investor Relations, Mailstop: EX4
PO Box 34067
Seattle, WA 98124-1067
(206) 318-7118
http://investor.starbucks.com

Independent Auditors
Deloitte & Touche LLP

Transfer Agent
Computershare
PO Box 43006
Providence, RI 02940-3006
(888) 835-2866
https://www-us.computershare.com/investor

Annual Meeting of Shareholders
March 20, 2013
10:00 a.m. PDT
Marion Oliver McCaw Hall
Seattle, WA
Live webcast at: http://investor.starbucks.com

Global Responsibility
Starbucks is committed to being a deeply responsible company in the communities where it does business around the world. The programs and goals that address these commitments are integral to the company's overall business strategy and can be reviewed in the annual Global Responsibility report. Please see Starbucks fiscal 2012 report, available online, this spring at http://www.starbucks.com/GRreport.

Board of Directors and Senior Leadership Team

Board of Directors

Howard Schultz
Starbucks Corporation, chairman, president and chief executive officer
William W. Bradley
Allen & Company LLC, managing director
Robert M. Gates
Former Secretary of Defense
Mellody Hobson
Ariel Investments, LLC, president
Kevin R. Johnson
Juniper Networks, Inc., chief executive officer
Olden Lee
PepsiCo, Inc., retired executive
Joshua Cooper Ramo
Kissinger Associates, Inc., vice chairman
James G. Shennan, Jr.
Trinity Ventures, general partner emeritus
Clara Shih
Hearsay Social, Inc., chief executive officer
Javier G. Teruel
Colgate-Palmolive Company, retired vice chairman
Myron E. Ullman, III
U.S. and International retail chief executive officer (retired)
Craig E. Weatherup
Pepsi-Cola Company, retired chief executive officer

Senior Leadership Team

Howard Schultz chairman, president and chief executive officer *
Troy Alstead chief financial officer and chief administrative officer *
Adam Brotman senior vice president, chief digital officer
Clifford Burrows president, Starbucks Coffee Americas and U.S. *
John Culver president, Starbucks Coffee China and Asia Pacific *
Curtis Garner senior vice president, chief information officer
Michelle Gass president, Starbucks Coffee EMEA *
Jeff Hansberry president, Channel Development and Emerging Brands *
Lucy Lee Helm executive vice president, general counsel and secretary *
Kalen Holmes executive vice president, Partner Resources
Arthur Rubinfeld chief creative officer;
president, Global Development and Evolution Fresh Retail
Craig Russell senior vice president, Global Coffee
Blair Taylor senior vice president, chief community officer
Vivek Varma executive vice president, Public Affairs

* executive officer

Updated Financial Information
Please visit http://investor.starbucks.com to find the latest financial information publicly available for the company.

Keurig and K-Cup are trademarks of Keurig, Incorporated, used with permission. K-Cup® packs for use in Keurig® K-Cup® Brewing Systems.

The artwork on the cover is inspired by the Siren from our original store's logo in Seattle's Pike Place Market. The second illustration comes from the interior of our first store in Mumbai, India. These drawings evoke the *Starbucks Experience*, treasured in Seattle since 1971 and now around the world.

STARBUCKS

© 2013 STARBUCKS CORPORATION. ALL RIGHTS RESERVED. SJB04130TH-00975